Form 10KSB40/A, Exhibit 13
period 1998-03-31
NORTHWEST EQUITY CORP
filed 1998-06-29
CIK 916527

1998 ANNUAL REPORT TO SHAREHOLDERS

                               TABLE OF CONTENTS
                                                                            Page

Company Profile................................................................1
Financial Highlights of Northwest Equity Corp..................................2
Letter to Shareholders.........................................................3
Financial Table of Contents....................................................4
Selected Consolidated Financial and Other Data of Northwest Equity Corp........5
Management's Discussion and Analysis of Financial Condition
  and Results of Operations of Northwest Equity Corp...........................7
Independent Auditor's Report..................................................25
Consolidated Financial Statements of Northwest Equity Corp.
   Consolidated Balance Sheets of the Company at March 31, 1998 and 1997......26
   Consolidated Statements of Operations of the Company for the Years Ended
      March 31, 1998, 1997 and 1996...........................................27
   Consolidated Statements of Shareholders' Equity of the Company for the
     Years Ended March 31, 1998, 1997 and 1996................................28
   Consolidated Statements of Cash Flows of the Company for the Years Ended
     March 31, 1998, 1997 and 1996............................................29
Notes to Consolidated Financial Statements of Northwest Equity Corp...........31
Shareholder Information.......................................................51


                                 COMPANY PROFILE


     Northwest Equity Corp. is the holding company for Northwest Savings Bank. The Bank converted from a Wisconsin-chartered mutual savings bank to a Wisconsin-chartered stock savings bank on October 7, 1994 (the "Conversion"). In connection with the Conversion, Northwest Equity Corp. sold 1,032,517 shares of its Common Stock at $8.00 per share and used a portion of the net proceeds to purchase all of the issued and outstanding capital stock of the Bank.

         Northwest Savings Bank was established in 1936, and is regulated by the Wisconsin Department of Financial Institutions and the Federal Deposit Insurance Corporation. The Bank is a community-oriented, full-service financial institution offering a variety of retail financial services to meet the needs of the communities it serves. The Bank's principal business consists of attracting funds in the form of deposits and investing such funds primarily in residential real estate loans, mortgage-backed and related securities, and various types of commercial and consumer loans. The Bank has three full-service offices located in Polk, St. Croix and Burnett Counties, Wisconsin. At March 31, 1998, the Company had total assets of $98.7 million, total deposits of $62.3 million and shareholders' equity of $11.5 million.

      Northwest Equity Corp.'s common stock trades on The Nasdaq SmallCap Stock Market under the symbol "NWEQ."

         The Nasdaq Stock Market, which began operation in 1971, is the world's first electronic securities market and the fastest growing stock market in the U.S. Nasdaq utilizes today's information technologies--computers and telecommunications--to unite its participants in a screen-based, floorless market. It enables market participants to compete with each other for investor orders in each Nasdaq security and, through the use of Nasdaq Workstation II and other automated systems, facilitates the trading and surveillance of thousands of securities. This competitive marketplace, along with the many products and services available to issuers and their shareholders, attracts today's largest and fastest growing companies to Nasdaq. These include industry leaders in computers, pharmaceuticals, telecommunication, biotechnology, and financial services. More domestic and foreign companies list on Nasdaq than on all other U.S. stock markets combined.

                 FINANCIAL HIGHLIGHTS OF NORTHWEST EQUITY CORP.





                                                          At or For the Fiscal Year Ended March 31,
                                                1998                        1997                        1996
                                                ----                        ----                        ----
                                                  (Dollars in thousands, except per share data and ratios)


Total Assets...............................      98,739                     95,097                      86,355

Loans Receivable, Net......................      78,297                     77,240                      70,680

Securities Available For Sale..............           0                      2,752                       2,859

Mortgage-Backed Securities.................       6,398                      7,421                       5,373

Deposits...................................      62,278                     61,557                      57,256

Shareholders' Equity.......................      11,514                     10,859                      11,864

Net Interest Income After
  Provision for Loan Losses................       3,420                      3,339                       3,138

Total Other Income.........................         608                        531                         476

Total General and
  Administrative Expenses..................       2,298                      2,643                       2,175

Net Income.................................       1,120                        710                         842

Earnings Per Share.........................       $1.44                      $0.84                        $.90

Return on Average Assets...................       1.15%                        .76%                       1.06%

Return on Average Equity...................       9.85%                       6.18%                       6.95%

Interest Rate Spread.......................       3.50%                       3.51%                       3.77%

Net Interest Margin........................       3.85%                       3.88%                       4.26%

Non-Performing Loans
  to Gross Loans...........................       1.76                        1.37                        0.97

                             LETTER TO SHAREHOLDERS

         The Board of Directors and employees of Northwest Equity Corp., the holding company of Northwest Savings Bank, are proud to present the fourth annual report since the stock conversion consummated on October 7, 1994. The Board adopted the Plan of Conversion to provide substantially increased capital to strengthen, expand and diversify the operations of the Bank, provide future access to capital markets, and attract and retain personnel through the employee stock ownership plan and other stock benefit programs. It also provided the ability for the Board, employees, depositors and others the opportunity to become shareholders of the Company and thereby participate directly in the future growth and success of the Bank. That participation became a practical reality when the Board of Directors declared the first dividend of $.07 per share to shareholders of record on April 28, 1995, and has continued from that date to the latest declaration of $0.16 per share to shareholders of record on April 24, 1998.

         The conversion is another step in a program undertaken to enhance opportunities for the Bank. The Board of Directors opened a new home office in 1988 and implemented a strategy to expand the services it offered as a traditional thrift institution, including checking accounts, ATM's, night depositories, safe deposit boxes, drive-through banking and investment products; in order to create broad banking relationships with its customers. The Board believes the expansion of the product base will enable the Bank to develop and retain its customer base and enable it to compete more effectively in its primary market area. This strategy continued with the grand opening in June of 1996 of the recently remodeled and expanded branch office facility in New Richmond, Wisconsin. The expansion included a new lobby and teller area; a new drive-up area with additional lanes and an ATM; a night depository; and safety-deposit boxes.

         The extensive financial data that's included in this annual report indicates record high balances in assets, loans and deposits as well as net income. The amortization for the expense of the Company's stock incentive plan will decrease by $64,000 for the upcoming year compared to the last fiscal year. Although full employment conditions in the Bank's market area will increase compensation costs in the next fiscal year, the Bank has instituted certain fees to offset this increased expense. The Bank's service corporation will be liquidating the remaining investment in a real estate project that will produce a gain-on-sale of approximately $50,000. The investment subsidiary established in Nevada on May 30, 1997 will act to reduce state income expense and increase net income for the entire fiscal year. Considering all of the above, I fully expect that the solid performance of the Bank will continue and will be reflected in next year's annual report.

         The pursuit of growth, an aggressive dividend policy, and the repurchase of stock are the primary techniques employed in the overall plan to improve the return on equity. During the current fiscal year, one stock repurchase program was initiated and a total of 14,100 shares were repurchased to date. The return on average equity has increased from 6.95% during the fiscal year ended March 31, 1996, to 10.0% during the fiscal year ended March 31, 1998. The Board and the employees will continue to pursue the opportunities provided by the capital from the stock conversion.

                                 Brian L. Beadle
                                 President and Chief Executive Officer

                           FINANCIAL TABLE OF CONTENTS


                                                                            Page

Selected Consolidated Financial and Other Data of Northwest Equity Corp. ......5

Management's Discussion and Analysis of Financial Condition and
Results of Operations of Northwest Equity Corp.:

         General...............................................................7

         Management Strategy...................................................8

         Comparison of Operating Results for the Years Ended
           March 31, 1998 and March 31, 1997..................................10

         Comparison of Operating Results for the Years Ended
           March 31, 1997 and March 31, 1996..................................13

         Financial Condition..................................................15

         Liquidity, Capital Resources and Regulatory Capital..................16

         Impact of Inflation and Changing Prices..............................17

         Current Accounting Developments......................................18

         Asset/Liability Management...........................................19

         Average Balance Sheet................................................22

         Rate/Volume Analysis.................................................24

Independent Auditor's Report..................................................25

Consolidated Financial Statements of Northwest Equity Corp.:

         Consolidated Balance Sheets at March 31, 1998 and 1997...............26

         Consolidated Statements of Operations for the Years Ended
            March 31, 1998, 1997 and 1996.....................................27

         Consolidated Statements of Shareholders' Equity for the Years Ended
            March 31, 1998, 1997 and 1996.....................................28

         Consolidated Statements of Cash Flows for the Years Ended
            March 31, 1998, 1997 and 1996.....................................29

Notes to Consolidated Financial Statements of Northwest Equity Corp...........31

                SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF
                             NORTHWEST EQUITY CORP.

         Set forth below are selected consolidated financial and other data of the Company. The financial data is derived in part from, and should be read in conjunction with, the Consolidated Financial Statements of the Company and notes thereto presented elsewhere in this Annual Report.


                                                                             At March 31,
                                                           ---------------------------------------------------
                                                                1998              1997              1996
                                                           ---------------   ---------------   ---------------
                                                                             (In thousands)
Selected Financial Data:
Total assets                                                     $ 98,739          $ 95,097           $86,355
Loans receivable, net                                              78,297            77,240            69,963
Loans held for sale                                                   142               415               717
Cash and cash equivalents                                           6,047             2,980             3,412
Securities available-for-sale                                           -             2,752             2,859
Mortgage-backed and related securities                              6,398             7,421             5,373
FHLB stock                                                          1,159               912               803
Deposits                                                           62,278            61,557            57,256
FHLB advances and other borrowings                                 24,320            22,097            16,912
Shareholder's Equity - substantially restricted                    11,514            10,859            11,864

                                                                           Fiscal Year Ended March 31,
                                                                1998              1997              1996
                                                           ---------------   ---------------   ---------------
                                                                              (In thousands)

Selected Operating Data:

Total interest income                                              $7,763            $7,492            $6,473
Total interest expense                                              4,243             4,072             3,311
                                                           ---------------   ---------------   ---------------
   Net interest income                                              3,520             3,420             3,162
Provision for loan losses                                             100                81                24
                                                           ---------------   ---------------   ---------------
   Net interest income after provision for loan
     losses                                                         3,420             3,339             3,138
Non-interest income:
   Mortgage servicing fees                                             77                77                72
   Service charges on deposits                                        251               220               226
   Loss on sale of investments                                        (24)                -                 -
   Gain on sale of mortgage loans                                     130                59                61
   Other non-interest income                                          174               175               117
                                                           ---------------   ---------------   ---------------
      Total other non-interest income                                 608               531               476

Total general and administrative expenses                           2,298             2,643             2,175
Income before income tax expense                                    1,730             1,227             1,439
Income tax expense                                                    610               517               597
                                                           ---------------   ---------------   ---------------

   Net Income                                                       1,120               710               842



                                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF
                                          NORTHWEST EQUITY CORP. (CONT.)

Selected Financial Ratios and Other Data:                              At or For the Fiscal Year
                                                                            Ended March 31,
                                                           ---------------------------------------------------
Performance Ratios                                                  1998              1997              1996
                                                                  -----------       -----------        ----------

   Return on average assets                                             1.15%             0.89%             1.06%
   Return on average equity                                            10.02%             5.86%             6.95%
   Interest rate spread during period(1)                                3.50%             3.77%             3.77%
   Net interest margin(1)                                               3.85%             4.26%             4.26%
   Non-interest expense to average assets                               2.37              3.33              2.74
   Non-interest income to average assets                                0.63              0.67              0.60
   Average interest-earning assets to
      average interest-bearing liabilities                              1.07x             1.11x             1.11x

Asset Quality Ratios

   Non-performing loans to gross loans(2)                               1.76%             0.97%             0.97%
   Non-performing assets to total assets(2)                             1.57%             0.95%             0.95%
   Allowance for loan losses to non-performing
       loans(2)                                                        34.87%            43.04%            62.48%
   Classified assets to total assets                                    1.91%             0.82%             0.90%
   Net charge-offs to average gross loans                               0.11%             0.03%             0.03%

Capital Ratios

   Average Equity to average assets                                    11.51%            15.25%            15.25%
   Equity to total assets at end of period                             11.66%            11.42%            13.74%

Other Data

   Number of deposit accounts                                          9,519             9,440             8,967
   Number of real estate loans outstanding                             1,652             1,670             1,532
   Number of real estate loans serviced                                2,318             2,206             2,031
   Number of consumer loans outstanding                                1,092             1,108             1,084
   Mortgage loan originations (in thousands)                         $29,720           $29,086           $25,179
   Full-service facilities                                                 3                 3                 3

-------------------------------

(1) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average interest-earning assets.

(2) Non-performing loans consist of non-accrual loans. Non-performing assets consists of non-performing loans and foreclosed properties.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                     CONDITION AND RESULTS OF OPERATIONS OF
                             NORTHWEST EQUITY CORP.

General

         Northwest Equity Corp., a Wisconsin corporation (the "Company"), is a holding company that owns all of the issued and outstanding stock of Northwest Savings Bank, a Wisconsin-chartered stock savings bank (the "Bank"). In this discussion and analysis, reference to the operations and financial condition of the Company includes the operations and financial condition of the Bank.

         The Company was incorporated on November 3, 1993, at the direction of the Bank to become a bank holding company and own all of the Bank's capital stock to be issued upon its conversion from mutual form to stock ownership (the "Conversion"). On October 7, 1994, the Bank completed the Conversion. On that date, the Company issued and sold 1,032,517 shares of its Common Stock at $8.00 per share. The gross proceeds from the sale of the shares of Common Stock were $8.3 million. Net proceeds to the Company were $6.9 million, after deduction of Conversion expenses of $0.6 million and after lending $0.8 million to the Bank's Employee Stock Ownership Plan. The Company used $3.4 million of the net proceeds to acquire all of the issued and outstanding stock of the Bank.

         The Company's business currently consists of the business of the Bank. The Bank is a community-oriented, full-service financial institution offering a variety of retail financial services to meet the needs of the communities it serves. The Bank's principal business consists of attracting funds in the form of deposits and other borrowings and investing such funds primarily in residential real estate loans, mortgage-backed securities, mortgage related securities, including collateralized mortgage obligations, and various types of commercial and consumer loans. The Bank's primary sources of funds are deposits, repayment on loans and mortgage-backed and related securities, and advances from the Federal Home Loan Bank of Chicago ("FHLB-Chicago"). The Bank utilizes these funds to invest primarily in mortgage loans secured by one-to-four family properties, and to a lesser extent, consumer, commercial and other loans, and to invest in mortgage-backed and related securities and other investment securities. The Bank is regulated by the Wisconsin Department of Financial Institutions ("DFI") and the Federal Deposit Insurance Corporation ("FDIC"), and its deposits are insured up to applicable limits by the Savings Association Insurance Fund ("SAIF"). The Bank also is a member of the Federal Home Loan Bank System.

         The  earnings  of the  Company  depend  primarily  on its  level of net interest income, which is the difference between interest earned on interest-earning assets, consisting primarily of mortgage loans, mortgage-backed and related securities and other investment securities, and the interest paid on interest-bearing liabilities, consisting primarily of deposits and advances from the FHLB-Chicago. Net interest income is a function of the Company's "interest rate spread," which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as a function of the average balance of interest-earning assets as compared to interest bearing-liabilities. Many of the Company's assets, including mortgage loans and mortgage-backed and related securities, are subject to reinvestment risk. During periods of falling interest rates, higher yielding loans and mortgage-backed securities are more likely to prepay, and the Company may not be able to reinvest the proceeds from prepayments in loans or securities with yields similar to those prepaying. The Company's operating results also are affected to a lesser extent by the amount of its non-interest income, including loan servicing and loan related fees, gains on sales of mortgage loans, as well as transactional and other fee income. Additionally, net income may be affected by gains or losses on the sale of investment securities and mortgage-backed and related securities. The Company's non-interest expense consists principally of employee compensation, occupancy expenses, federal deposit insurance premiums and other general and administrative expenses. The Company's operating results are significantly affected by general economic conditions, and the monetary, fiscal and regulatory policies of governmental agencies. Lending activities are influenced by the demand for and supply of housing, competition among lenders, the level of interest rates and the availability of funds. Deposit flows and costs of funds likewise are heavily influenced by prevailing market rates of interest on competing investment alternatives, account maturities and the levels of personal income and savings in the Company's market areas.

Regulatory Developments Related to Deposit Insurance

         The FDIC is an independent federal agency that insures the deposits, up to prescribed statutory limits, of federally insured banks and savings institutions and safeguards the safety and soundness of the banking and savings industries. Two separated insurance funds, the Bank Insurance Fund ("BIF") and the Savings Associations Insurance Fund ("SAIF") are maintained and administered by the FDIC. The Bank is a member of SAIF and the FDIC has examination authority over the Bank. The FDIC is authorized to establish separate annual assessment rates for deposit insurance for members of the BIF and SAIF. The FDIC may increase assessment rates for either fund if necessary to restore the fund's ratio of reserves to insured deposits to it target level within a reasonable time and may decrease such assessment rates if such target level has been met. The FDIC has established a risk-based assessment system for both SAIF and BIF members, Under this system, assessments are set within a range, based on the risk the institution poses to its deposit insurance fund. This risk level is determined based on the institution's capital level and the FDIC's level of supervisory concern about the institution.

Management Strategy

         Management's strategy has focused on managing the Company's interest rate risk and maintaining credit quality by emphasizing residential lending, primarily loans secured by one-to-four family, owner-occupied dwellings.

         Residential Mortgage Lending Emphasis. The Company's primary investing activity is the origination of one-to-four family residential mortgage loans secured by owner-occupied properties. At March 31, 1998, $58.0 million or 73.6% of gross loans consisted of such loans. Mortgage loan originations totaled $29.3 million, $29.0 million and $22.7 million for the fiscal years ended March 31, 1998, 1997 and 1996, respectively. The Company generally originates ARM loans for retention in its loan portfolio and generally sells all fixed rate loans originated into the secondary market.

         Management of Interest Rate Risk. The Company has attempted to reduce its interest rate risk by emphasizing the origination of ARM loans for retention in its loan portfolio and by selling substantially all of its fixed rate loans originated. At March 31, 1998, $61.4 million or 78.4% of net loans receivable were ARM loans. Management believes this strategy has reduced income due to lower initial yields on these investments in comparison to longer-term fixed rate investments. However, management believes reducing its exposure to interest rate fluctuations tends to reduce the volatility of the Company's net interest income over the long-term.

         To maintain the Company's net interest margin, satisfy certain requirements for favorable tax treatment and manage interest rate risk, the Company has maintained a portfolio of mortgage-backed and related securities held-to-maturity. The Company's mortgage-backed and related securities held-to-maturity at March 31, 1998, were $6.4 million or 6.5% of total assets, and at March 31, 1997, were $7.4 million or 7.8% of total assets.

         Management has adopted a strategy designed to achieve acceptable levels of matching of its assets and liabilities and there repricing characteristics. The primary elements of this strategy involve emphasizing the origination and purchase of adjustable-rate assets, and utilizing FHLB-Chicago advances to purchase participation interests in loans with similar terms to maturities and higher yields. Over the last five fiscal years, the Company has emphasized the matching of interest rate sensitivities through the sale of fixed rate mortgage loans originated, the origination of ARM loans, the repayment of fixed rate mortgage assets, and the purchase of short-term and adjustable-rate mortgage-backed and related securities. At March 31, 1998, the Company's one-year interest rate sensitivity gap as a percentage of total assets was a negative 0.29%. During periods of rising interest rates, a negative rate sensitivity gap would tend to negatively affect net interest income; however, during periods of falling interest rates, a negative interest rate sensitivity gap would tend to positively affect net interest income.

         In fiscal 1998, the Company leveraged its capital base by using the proceeds of borrowings from the FHLB-Chicago and deposits to originate additional loans. FHLB advances increased to $19.1 million at March 31, 1998, compared to $17.6 million at March 31, 1997. This leveraging strategy contributed to the increase in the Company's total loan portfolio to $78.3 million at March 31, 1998, from $77.2 million at March 31, 1997. The Company intends to continue to leverage its capital base by using the proceeds from additional FHLB-advances to originate loans.

         Asset Quality. The Company emphasizes high asset quality in both its investment portfolio and lending activities. Non-performing assets have ranged between .95% and 1.57% of total assets during the last three years and were 1.57% of total assets at March 31, 1998. Cumulative gross charge-offs over the last three fiscal years totaled $193,000 and were offset by $38,000 in recoveries. The last three years cumulative gross charge-offs of commercial loans totaled $19,000. Of the cumulative gross charge-offs, $169,000 were installment loans and were offset by $9,000 in recoveries. The remaining $5,000 in cumulative gross charge-offs were real estate loans and were offset by $29,000 in recoveries.

         On October 16, 1996, the Bank learned that a Minnesota Bank had commenced a repleven lawsuit against a borrower of the Bank that involves several parties claiming interests in collateral secured by a General Business Security Agreement of the Bank. On November 20, 1996, the Bank filed its answer and a third party complaint seeking repleven of its collateral and money judgments against its borrowers, the guarantors, and other interested parties. Repleven judgment was entered in favor of the Bank on January 15, 1997. A money judgment was filed against a guarantor on December 30, 1996. One of the guarantors has since filed personal bankruptcy and the Bank was awarded a non-dischargable judgment against the guarantor in the amount of $80,000. Depending upon the non-exempt assets of the parties involved, the Bank's legal counsel believes the Bank should have sufficient legal grounds to expect recovery from the Bank's collateral, personal guarantees, and the other parties involved. The Board of Directors at its meeting October 8, 1996, decided to increase the quarterly loss allowance to $25,000 until more information is available to make a reasonable estimate of any losses that may occur. The Board continued this policy at its meeting held December 10, 1996, and subsequent meetings because a reasonable estimate cannot be determined until the legal issues are resolved. As soon as the Board can identify and quantify the amount of the loss, it will book the loss. An auction of the business inventory and equipment was held March 26, 1998. Proceeds of the auction and the recovery of other equipment total $220,435 and will be held by the court appointed receiver. Of that amount, approximately $72,000 is from the sale of property that is not disputed by any third parties and should be recovered by the Bank. The remaining $148,000 will continue to be held by the receiver pending further order of the court. A trial is scheduled for November 9, 1998. An attempt to settle the dispute amongst a limited number of the parties was held April 28, 1998, but no agreements were reached. The trial court ordered a mediation session for July 10, 1998. Various motions for summary judgment have been filed with the court and the court's decision is expected by July 1, 1998. In order to establish an order of magnitude of the loss potential, a worst case scenario of no recovery on a loan of $602,000 plus an overdraft of $83,000 less $72,000 of the undisputed auction proceeds and less the current amount in the loan loss reserve of $300,000 allocated or available to be allocated to this loan, would produce an after-tax loss of approximately $206,000.

         During the fiscal years ended March 31, 1998, 1997 and 1996, the Company recorded provisions for loan losses of $100,000, $81,000, and $24,000, respectively, to its allowance for loan losses and had net charge-offs of $77,000, $53,000, $25,000, respectively. The Company's allowance for loan losses at March 31, 1998, totaled $484,000 or 312.2% of cumulative net charge-offs during the last three fiscal years. Management currently believes the allowance for loan losses at March 31, 1998, is at an adequate level and that future provisions for loan losses will be maintained at current levels until more information is available concerning the large commercial loan mentioned previously under Asset Quality.

         Total loans delinquent 90 days or more increased from 45 loans totaling $1.1 million at March 31, 1997, to 50 loans totaling $1.4 million at March 31, 1998. Total loans delinquent 31-89 days decreased from $3.3 million at March 31, 1997, to $1.7 million at March 31, 1998. Management views the decrease as a favorable trend indicating improved future performance. The latest available peer group comparison of the average nonperforming loans and real estate owned as a percentage of total loans as prepared by America's Community Bankers was 1.44% for the Company at September 30, 1997, compared to 1.43% on a nation wide basis, 0.90% on a geographic basis, 1.25% on an asset size basis, and 1.70% on an owner type basis. Considering the commercial loan mentioned above with a delinquent balance of $602,000, total loans delinquent 90 days or more would compare very favorably with the peer group.

         Management and Development of Customer Base. The Company has focused on managing deposits to maintain its capital ratios and improve the stability of its deposit base. In this regard, management has emphasized an increased level of service to its customers to retain and attract core deposits. In 1988, the Bank built and opened a new home office and implemented a strategy to expand the services it offers beyond those services traditionally offered by thrift institutions, including checking accounts, ATMs, night depositories, safe deposit boxes, drive-through banking, and investment products through its subsidiary, in order to create broad banking relationships with its customers. This expansion of services continued with the grand opening of the remodeled and expanded branch office in New Richmond, Wisconsin in June 1996.

Comparison of Operating Results for the Fiscal Years Ended March 31, 1998 and March 31, 1997

     General

         Net income for the fiscal year ended March 31, 1998, increased $410,000 or 57.7% to $1.1 million from $710,000 for the fiscal year ended March 31, 1997. Return on average assets increased to 1.15% for the fiscal year ended March 31, 1998, from 0.76% for the prior year and return on average equity increased to 9.85% from 6.18% for the same years. The increase in the return on average assets was primarily due to the $389,000 decrease in federal insurance premiums from $428,000 for the fiscal year ended March 31, 1997 to $39,000 for the fiscal year ended March 31, 1998. The decrease resulted from the absence in the current fiscal year of the one-time $350,000 special assessment to recapitalize the SAIF insurance fund paid to the FDIC in the quarter ended September 30, 1996. Net interest income before provision for loan losses increased $100,000 or 2.9% to $3.5 million for the fiscal year ended March 31, 1998, from $3.4 million for the fiscal year ended March 31, 1997. This increase was primarily due to an increase in interest income of $271,000, partially offset by an increase in interest expense of $171,000. Provision for loan losses increased 23.5% to $100,000 for the fiscal year ended March 31, 1998, from $81,000 for the fiscal year ended March 31, 1997. The increase reflects a full fiscal year's provisions for a large commercial loan discussed previously under Asset Quality. Total other income increased by $77,000 to $608,000 for the fiscal year ended March 31, 1998, from $531,000 for the fiscal year ended March 31, 1997, primarily due to an increase gain on sale of mortgage loans of $71,000 from $59,000 for the fiscal year ended March 31, 1997, to $130,000 for the fiscal year ended March 31, 1998. General and administrative expenses for the fiscal year ended March 31, 1998, decreased $345,000 or 13.1% to $2.3 million from $2.6 million for the prior fiscal year. The decrease was due to a $389,000 decrease federal insurance premiums that was offset by an increase of $10,000 in salaries and employee benefits, and a $14,000 increase in net occupancy expense and a $16,000 increase in other expense.

     Net Interest Income

         Net interest income for the fiscal year ended March 31, 1998, increased $100,000 or 2.9% to $3.5 million from $3.4 million for the prior year. The increase was due to an increase in interest income of $271,000, partially offset by an increase in interest expense of $171,000. The improvement in net interest income primarily reflects an increase in the average outstanding balance of total interest-earning assets to $91.4 million for the fiscal year ended March 31, 1998 compared to $88.1 million for the prior fiscal year. The increase in the Company's net earning asset position was attributable primarily to an increase in the average outstanding balance of total loans funded by the increase in total deposits and advances and other borrowings.

Interest Income

         Interest income increased $271,000 or 3.6% to $7.8 million for the fiscal year ended March 31, 1998 from $7.5 million for the fiscal year ended March 31, 1997. The increase is partially due to a $267,000 increase in interest income on loans from $6.7 million for the fiscal year ended March 31, 1997, to $7.0 million for the fiscal year ended March 31, 1998. The increase in interest income on loans results from an increase of $2.9 million in the average outstanding balance of mortgage loans to $67.1 million for the fiscal year ended March 31, 1998 from $64.2 million for the fiscal year ended March 31, 1997. Interest on commercial loans decreased $46,000 from $417,000 for the fiscal year ended March 31, 1997, to $371,000 for the fiscal year ended March 31, 1998. The decrease is due to the non-accrual status of the large commercial loan discussed under Asset Quality. As a result, the average yield on commercial loans decreased from 9.19% for the fiscal year ended March 31, 1997, to 7.80% for the fiscal year ended

 March 31, 1998. Interest on consumer loans increased $18,000 from $731,000 for the fiscal year ended March 31, 1997, to $749,000 for the fiscal year ended March 31, 1998. The increase results from an increase in the average outstanding balance of consumer loans to $7.7 million during the fiscal year ended March 31, 1998, from $7.5 million during the fiscal year ended March 31, 1997. Interest on mortgage-backed and related securities decreased $62,000 to $494,000 for the fiscal year ended March 31, 1998, from $556,000 for the prior fiscal year. The decrease is the result of the decrease in the average balance of mortgage-backed and related securities from $7.6 million for the fiscal year ended March 31, 1997, to $6.9 million for the fiscal year ended March 31, 1998. The decrease in mortgage-backed securities was due to scheduled principal payments and prepayments. Interest on interest bearing deposits in other financial institutions increased $52,000 from $23,000 for the fiscal year ended March 31, 1997, to $75,000 for the fiscal year ended March 31, 1998. The average outstanding balance of interest bearing deposits in other financial institutions increased from $461,000 during the fiscal year ended March 31, 1997 to $818,000 during the fiscal year ended March 31, 1998. The increase reflects the larger cash balances held as a result of the establishment of the Nevada investment subsidiary. Interest and dividends on investments increased $66,000 to $300,000 for the fiscal year ended March 31, 1998, from $234,000 for the fiscal year ended March 31, 1997. The increase was partially due to a increase in the average yield of investment securities to 5.95% for the fiscal year ended March 31, 1998 from 5.53% for the fiscal year ended March 31, 1997. This increase resulted from the restructuring of the investment portfolio which created a $24,000 loss on the sale of investments, but acted to increase the current yield of the remaining investments. Dividends on Federal Home Loan Bank stock increased $14,000 to $68,000 for the fiscal year ended March 31, 1998, from $54,000 for the fiscal year ended March 31, 1997. The increase was due to an increase of the average outstanding balance of Federal Home Loan Bank stock from $837,000 during the fiscal year ended March 31, 1997, to $996,000 during the fiscal year ended March 31, 1998. The increase in the stock balance was a requirement of the Federal Home Loan Bank due to the increase in advances during the fiscal year ended March 31, 1998. The average yield on all of the Company's total interest-earning assets of 8.50% for the fiscal year ended March 31, 1998, remained relatively unchanged from the 8.51% for the fiscal year ended March 31, 1997. The increase in average balances of loans and mortgage-backed and related securities were principally funded by increases in deposits and advances from the FHLB-Chicago.

Interest Expense

         Interest expense increased $171,000 or 4.2% to $4.2 million for the fiscal year ended March 31, 1998, from $4.1 million for the fiscal year ended March 31, 1997. The increase is due to the increase in the average outstanding balance of interest-bearing liabilities of $3.7 million from $81.4 million for the fiscal year ended March 31, 1997 to $85.1 million for the fiscal year ended March 31, 1998. The average rate paid on interest-bearing liabilities decreased slightly from 5.00% for the fiscal year ended March 31, 1997, to 4.99% for the fiscal year ended March 31, 1998. Interest on savings increased $9,000 or 0.31% to $2.9 million for the fiscal year ended March 31, 1998, from $2.9 million for the fiscal year ended March 31, 1997. The increase in interest expense on deposits was the result of an increase in average deposits to $62.3 million for the fiscal year ended March 31, 1998, from $60.8 million for the fiscal year ended March 31, 1997. The increase in interest on the increased savings balances was offset by an almost identical decrease in interest expense due to the average yield during the fiscal year ended March 31, 1997, decreasing from 4.74% to 4.65% during the fiscal year ended March 31, 1998. Interest on borrowings increased $162,000 or 13.5% to $1.4 million for the fiscal year ended March 31, 1998, from $1.2 million for the fiscal year ended March 31, 1997. The increase in interest on borrowings was the result of an increase in the average balances of advances from $20.6 million for the fiscal year ended March 31, 1997, to $22.8 million for the fiscal year ended March 31, 1998, and an increase in the average rate on advances and other borrowings to 5.91% for the fiscal year ended March 31, 1998, from 5.78% for the fiscal year ended March 31, 1997. The increase in the average rate was the result higher interest rates offered by FHLB during the fiscal year.

Provision for Loan Losses

         The provision for loan losses increased $19,000 or 23.5% to $100,000 for the fiscal year ended March 31, 1998, from $81,000 for the fiscal year ended March 31, 1997. The desired level of allowance for loan losses is determined by the Company's historical loan loss experience, the condition and composition of the Company's loan portfolio and general conditions. The higher provisions during the fiscal year ended March 31, 1998, reflects provisions for a large commercial loan discussed previously under Asset Quality. The allowance for loan losses totaled $461,000 at March 31, 1997, and $484,000 at March 31, 1998, and represented 0.59% and 0.61% of gross loans and 43.0% and 34.9% of non-performing loans, respectively. Management currently believes the allowance for loan losses is at an adequate level to provide for potential loan losses and that future provisions for loan losses will be remain at $25,000 per quarter until the status of the above-mentioned commercial loan is determined.

     Other Income

         Total other income increased $77,000 or 14.5% to $608,000 for the fiscal year ended March 31, 1998, from $531,000 for the fiscal year ended March 31, 1997. The increase is partially due to an increase in gain on sale of mortgage loans of $71,000 from $59,000 for the fiscal year ended March 31, 1997, to $130,000 for the fiscal year ended March 31, 1998. The decrease in the market level of mortgage interest during the fiscal year acts to generate gains on sale of mortgage loans. An increase in service charges on deposits of $31,000 from $220,000 for the fiscal year ended March 31, 1997 to $251,000 for the fiscal year ended March 31, 1998, was offset by a $24,000 increase in loss on sale of investments from $0 for the fiscal year ended March 31, 1997, to $24,000 for the fiscal year ended March 31, 1998. The losses were incurred while restructuring the investment portfolio to eliminate assets classified as "available-for-sale" to investments classified as "held-to-maturity".

     General and Administrative Expenses

         General and administrative expenses decreased $345,000 or 13.3% to $2.3 million for the fiscal year ended March 31, 1998, from $2.6 million for the prior fiscal year. The decrease is due to an decrease of $389,000 in federal insurance premiums from $428,000 for the fiscal year ended March 31, 1997, to $39,000 for the fiscal year ended March 31, 1998. The decrease resulted from the absence in the current fiscal year of the one-time $350,000 special assessment to recapitalize the SAIF insurance fund paid to the FDIC in the quarter ended September 30, 1996. The increase in salaries and employee benefit expense due to cost of living salary increases, additional personnel, and the initiation of a loan production incentive program to enhance loan officer salaries was almost exactly offset by a decrease in expense from accounting for Company's stock incentive plan of $115,000 to $89,000 for the fiscal year ended March 31, 1998, from $204,000 for the fiscal year ended March 31, 1997. Applicable accounting standards required that 61.1% of the three-year cost be amortized in the first year, 27.8% in the second year and 11.1% in the third year. The accounting for this expense began with the approval of the Company's stock incentive plan in October 1995, and will be fully expensed the in the quarter ending September 30, 1998. The expense associated with the Bank's Employee Stock Ownership Plan (`ESOP') increased $28,000 from $141,000 for the fiscal year ended March 31, 1997, to $169,000 for the fiscal year ended March 31, 1998. The expense for the ESOP reflects the ESOP loan payments made by the Bank to the Company which vary each year and also reflect the application of dividends of the ESOP stock to the balance of the note. Dividends on the ESOP stock increased $0.14 per share from $0.40 per share for the fiscal year ended March 31, 1997, to $0.54 per share for the fiscal year ended March 31, 1998. Net occupancy expense increased $14,000 or 4.2% from $336,000 for the fiscal year ended March 31, 1997, to $350,000 for the fiscal year ended March 31, 1998. Other expense increased $16,000 or 2.8% to $581,000 for the fiscal year ended March 31, 1998, from $565,000 for the fiscal year ended March 31, 1997. General and administrative expenses as a ratio of average assets decreased to 2.36% for the fiscal year ended March 31, 1998, compared to 2.84% for the fiscal year ended March 31, 1997, due to the decrease in Federal insurance premiums over the period..

     Income Tax Expense

         Income tax expense increased $93,000 or 18.0% to $610,000 for the fiscal year ended March 31, 1998, from $517,000 for the fiscal year ended March 31, 1997. The increase reflects the increase in income before taxes of $503,000 from $1.2 million for the fiscal year ended March 31, 1997, to $1.7 million for the fiscal year ended March 31, 1998. The effective tax rates were 35.3% and 42.1% for the fiscal years ended March 31, 1998, and 1997, respectively. The decrease in effective rate is due to the establishment of a Nevada investment subsidiary of the Bank which acts to eliminate the Wisconsin state income tax obligation of 7.9% of net income. Because state income tax is deductible for federal income tax purposes, the state income tax savings is reduced by about the federal tax rate of 34% or an effective state tax rate savings of 5.2%

Comparison of Operating Results for the Fiscal Years Ended March 31, 1997 and March 31, 1996

     General

         Net income for the fiscal year ended March 31, 1997, decreased $132,000 or 15.7% to $710,000 from $842,000 for the fiscal year ended March 31, 1996. Return on average assets decreased to 0.76% for the fiscal year ended March 31, 1997, from 1.06% for the prior year and return on average equity decreased to 6.18% from 6.95% for the same years. Return on average assets was adversely affected by the decrease in the interest rate spread from 3.77% for the fiscal year ended March 31, 1996, to 3.51% for the fiscal year ended March 31, 1997. Net interest income before provision for loan losses increased $258,000 or 8.1% to $3.4 million for the fiscal year ended March 31, 1997, from $3.2 million for the fiscal year ended March 31, 1996. This increase was primarily due to an increase in interest income of $1.0 million, partially offset by an increase in interest expense of $0.8 million. Provision for loan losses increased 237.5% to $81,000 for the fiscal year ended March 31, 1997, from $24,000 for the fiscal year ended March 31, 1996. The increase reflects provisions for a large commercial loan discussed previously under Asset Quality. Total other income increased by $55,000 to $531,000 for the fiscal year ended March 31, 1997, from $476,000 for the fiscal year ended March 31, 1996, primarily due to an increase in other income of $58,000 from $117,000 for the fiscal year ended March 31, 1996 to $175,000 for the fiscal year ended March 31, 1997. The increase in other income reflected the increase in the sale of condominium lots in the Bank's subsidiary. General and administrative expenses for the fiscal year ended March 31, 1997, increased $468,000 or 21.3% to $2.6 million from $2.2 million for the prior fiscal year. The increase was due to a $302,000 increase federal insurance premiums (See Regulatory Developments Related to Deposit Insurance), an increase of $134,000 in salaries and employee benefits, and a $52,000 increase in net occupancy expense. The increase in salaries and employee benefits reflects the expenses associated with the Company's stock incentive plan and the Bank's Employee Stock Ownership Plan ("ESOP") and the increase in net occupancy expense that reflects the expenses related to the remodeling of the New Richmond office and the purchase of the related furniture, fixtures and equipment.

     Net Interest Income

         Net interest income for the fiscal year ended March 31, 1997, increased $258,000 or 8.1% to $3.4 million from $3.2 million for the prior year. The increase was due to an increase in interest income of $1.0 million, partially offset by an increase in interest expense of $761,000. The improvement in net interest income primarily reflects an increase in total interest-earning assets to $88.1 million for the fiscal year ended March 31, 1997 compared to $74.3 million for the prior fiscal year. The increase in the Company's net earning asset position was attributable primarily to an increase in gross loans and mortgage-backed securities funded by the increase in advances from the FHLB-Chicago.

Interest Income

         Interest income increased $1.0 million or 15.4% to $7.5 million for the fiscal year ended March 31, 1997 from $6.5 million for the fiscal year ended March 31, 1996. The increase is a result of an increase of $13.8 million in average interest-earning assets to $88.1 million for the fiscal year ended March 31, 1997 offset by an decrease of 20 basis points in the average yield on all of the Company's major categories of interest-earning assets to 8.51% for the fiscal year ended March 31, 1997 from 8.71% for the fiscal year ended March 31, 1996. Interest income on loans increased $791,000 or 13.4% to $6.7 million for the fiscal year ended March 31, 1997, from $5.9 million for the fiscal year ended March 31, 1996. The increase in the origination of adjustable-rate-one-to-four-family mortgage loans from $9.6 million for the fiscal year ended March 31, 1996, to $13.4 million for the fiscal year ended March 31, 1997, acted to lower the average yield because market forces demand that the loans be originated at "teaser rates" which are generally one to two percent below the fully indexed rate. In addition, the average yield on commercial loans decreased from 11.64% for the fiscal year ended March 31, 1996, to 9.19% for the fiscal year ended March 31, 1997, as a result of the interest adjustment required when the large commercial loan discussed under Asset Quality was categorized as a non-performing asset. Average loans increased to $76.2 million during the fiscal year ended March 31, 1997, from $65.6 million during the fiscal year ended March 31, 1996. Interest on mortgage-backed and related securities increased $203,000 to $556,000 for the fiscal year ended March 31, 1997, from $353,000 for the prior fiscal year due to a increase in the average balance of mortgage-backed and related securities from $4.8 million for the fiscal year ended March 31, 1996 to $7.6 million for the fiscal year ended March 31, 1997. The increase in average balances of loans and mortgage-backed and related securities were principally funded by an increase in advances from the FHLB-Chicago. Interest on investments increased $25,000 to $234,000 for the fiscal year ended March 31, 1997, from $209,000 for the fiscal year ended March 31, 1996. The increase was due to a increase in the average yield of investment securities to 5.33% for the fiscal year ended March 31, 1997 from 5.11% for the fiscal year ended March 31, 1996.

Interest Expense

         Interest expense increased $761,000 or 23.1% to $4.1 million for the fiscal year ended March 31, 1997, from $3.3 million for the fiscal year ended March 31, 1996. The increase is due to the increase in the average outstanding balance of interest-bearing liabilities of $17.3 million from $67.0 million for the fiscal year ended March 31, 1996 to $81.4 million for the fiscal year ended March 31, 1997. The average rate paid on interest-bearing liabilities increased slightly from 4.94% for the fiscal year ended March 31, 1996, to 5.00% for the fiscal year ended March 31, 1997. Interest on savings increased $270,000 or 10.4% to $2.9 million for the fiscal year ended March 31, 1997, from $2.6 million for the fiscal year ended March 31, 1996. The increase in interest expense on deposits was the result of an increase in average deposits to $60.8 million for the fiscal year ended March 31, 1997, from $55.7 million for the fiscal year ended March 31, 1996. Interest on borrowings increased $491,000 or 70.4% to $1.2 million for the fiscal year ended March 31, 1997, from $697,000 for the fiscal year ended March 31, 1996. The was the result of an increase in the average balances of advances from $11.3 million for the fiscal year ended March 31, 1996, to $20.6 million for the fiscal year ended March 31, 1997. The increase was partially offset by a decrease in the average rate on advances and other borrowings to 5.78% for the fiscal year ended March 31, 1997, from 6.19% for the fiscal year ended March 31, 1996. The decrease was the result lower interest rates offered by FHLB during the fiscal year.

Provision for Loan Losses

         The provision for loan losses increased $57,000 or 237.5% to $81,000 for the fiscal year ended March 31, 1997, from $24,000 for the fiscal year ended March 31, 1996. The desired level of allowance for loan losses is determined by the Company's historical loan loss experience, the condition and composition of the Company's loan portfolio and general conditions. The higher provisions during the fiscal year ended March 31, 1997, reflects provisions for a large commercial loan discussed previously under Asset Quality. The allowance for loan losses totaled $433,000 at March 31, 1996, and $461,000 at March 31, 1997, and represented .61% and .59% of gross loans and 62.5% and 43.0% of non-performing loans, respectively. Management currently believes the allowance for loan losses is at an adequate level to provide for potential loan losses and that future provisions for loan losses will be remain at $25,000 per quarter until the status of the above-mentioned commercial loan is determined.

     Other Income

         Total other income increased $55,000 or 11.6% to $531,000 for the fiscal year ended March 31, 1997, from $476,000 for the fiscal year ended March 31, 1996, due to an increase in other income of $58,000 from $117,000 for the fiscal year ended March 31, 1996, to $175,000 for the fiscal year ended March 31, 1997. This increase was primarily due to an increase in the gains on sale of real estate lots owned by the Bank's wholly owned subsidiary of $46,000 to $84,000 for the fiscal year ended March 31, 1997, from $38,000 for the fiscal year ended March 31, 1996.

     General and Administrative Expenses

         General and administrative expenses increased $468,000 or 21.3% to $2.6 million for the fiscal year ended March 31, 1997, from $2.2 million for the prior fiscal year. The increase is primarily due to an increase of $302,000 in federal insurance premiums (See Regulatory Developments Related to Deposit Insurance), an increase of $134,000 in salaries and employee benefits, and a $52,000 increase in net occupancy expense. The increase in salaries and employee benefits is partially due to the increase in expense from accounting for Company's stock incentive plan of $64,000 to $204,000 for the fiscal year ended March 31, 1997, from $l40,000 for the fiscal year ended March 31, 1996. Applicable accounting standards require that 61.1% of the three-year cost be amortized in the first year. The accounting for this expense did not begin until the approval of the Company's stock incentive plan in October 1995, and therefore an expense was recorded for only the last two quarters of the fiscal ;year ended March 31, 1996. The expense associated with the Bank's Employee Stock Ownership Plan (`ESOP') increased $14,000 from $127,000 for the fiscal year ended March 31, 1996, to $141,000 for the fiscal year ended March 31, 1997. The expense for the ESOP reflects the ESOP loan payments made by the Bank to the Company which vary each year and also reflect the application of dividends of the ESOP stock to the balance of the note. The remaining $56,000 increase in salaries and employee benefits is due to cost of living salary increases, additional personnel, and the initiation of a loan production incentive program to enhance loan officer salaries. Net occupancy expense increased $52,000 from $284,000 for the fiscal year ended March 31, 1996, to $336,000 for the fiscal year ended March 31, 1997. The increase is due to an increase in furniture and fixtures expenses associated with the remodeling and refurbishing of the New Richmond Office that was completed at the beginning of the fiscal year ended March 31, 1997. Other expense decreased $14,000 to $565,000 for the fiscal year ended March 31, 1997, from $579,000 for the fiscal year ended March 31, 1996, due primarily to a decrease in holding company expenses of $39,000 from $107,000 for the fiscal year ended March 31, 1996 to $68,000 for the fiscal year ended March 31, 1997. General and administrative expenses as a ratio of average assets increased to 2.84% for the fiscal year ended March 31, 1997, compared to 2.74% for the fiscal year ended March 31, 1996, due to the large increase in Federal insurance premiums over the period. Allowing for the one-time $350,000 FDIC Special Assessment, general and administrative expenses as a ratio of average assets would be 2.46% for the fiscal year ended March 31, 1997. The Company's general and administrative expenses as a percentage of average assets are higher than many similar institutions for several reasons, including the need to support three full-service branches, service-related costs on loans sold to secondary market investors, the amortization of the stock-related benefit programs, and the support of its insurance and investment activities through its subsidiary.

     Income Tax Expense

         Income tax expense decreased $80,000 or 13.4% to $517,000 for the fiscal year ended March 31, 1997, from $597,000 for the fiscal year ended March 31, 1996. The decrease reflects the decrease in income before taxes from $1.4 million for the fiscal year ended March 31, 1996, to $1.2 million for the fiscal year ended March 31, 1997. The effective tax rates were 42.1% and 41.5% for the fiscal years ended March 31, 1997, and 1996, respectively.


Financial Condition

        The following table summarizes certain information relating to the Company's consolidated balance sheets at the dates indicated.
                                                    At March 31,
                                                  ---------------
                                               1998               1997
                                               ----               ----
                                                (dollars in thousands)
Assets
Cash and cash equivalents                     6,047              2,980
Securities available-for-sale                   -                2,752
Mortgage-backed securities                    6,398              7,421
FHLB stock                                    1,159                912
Loans receivable, net                        78,297             77,240

Liabilities
Deposits                                     62,278             61,557
Advances and other borrowings                24,320             22,097

Equity, substantially restricted             11,514             10,859

        Cash and cash equivalents increased $3.0 million to $6.0 million at March 31, 1998 from $3.0 million at March 31, 1997. The increase reflects the higher cash and interest bearing deposit balances maintained by the Bank with the operation of its Nevada investment subsidiary. Dividends on investments and loans are allowed to accumulate in the subsidiary and when material balances achieved, the cash balances are transferred back to the Bank in the form of loans to the Bank.

        Securities available-for-sale decreased $2.8 million to $0 at March 31, 1998 from $2.8 million at March 31, 1997. The decrease reflects the sale of securities held in the "available-for-sale" category and the purchase of securities in the "held-to-maturity" category.

        Mortgage-backed and related securities held-to-maturity decreased $1.0 million to $6.4 million at March 31, 1998, from $7.4 million at March 31, 1997. The decrease was due to scheduled principal payments and pre-payments of the securities. Some mortgage-backed securities are used to provide collateral for deposits in excess of the $100,000 insurance limit through the retail repurchase agreements program found under Other Borrowed Money.

        Net loans receivable was $78.3 million and $77.2 million at March 31, 1998, and 1997, respectively. One to four family real estate loans increased from $55.2 million at March 31, 1997 to $55.6 million at March 31, 1998, as a result of the Company's ability to originate ARM loans that it retains in its loan portfolio. Consumer loans increased to $7.6 million at March 31, 1998, from $7.2 million at March 31, 1997. Other real estate loans decreased to $8.6 million at March 31, 1998, from $10.7 million at March 31, 1997.

        Deposits were $62.3 million and $61.6 million at March 31, 1998 and 1997, respectively. Deposits are the Company's primary source of externally generated funds. The level of deposits is heavily influenced by factors such as the general level of short- and long-term interest rates as well as alternative yields that investors may obtain on competing investment instruments such as money market mutual funds. Non-certificate of deposit average outstanding balances totaled $21.1 million and $19.5 million at March 31, 1998 and 1997, respectively and reflect the Company's marketing efforts to build multiple relationships with its customers through an emphasis on checking accounts. The average outstanding balance of certificates of deposit balances totaled $41.2 million and $41.3 million, at March 31, 1998 and 1997, respectively The Company attempts to maintain relationships with customers withdrawing certificates of deposit by providing brokerage services for alternative investments through its subsidiary.

        Advances from the Federal Home Loan Bank and other borrowings increased to $24.3 million at March 31, 1998 from $22.1 million at March 31, 1997, and the average rate increased 13 basis points to 5.91% at March 31, 1998, from 5.78% at March 31, 1997. The Company uses FHLB-Chicago advances as a funding source in periods when market rates on certificates of deposit exceed those offered by the FHLB-Chicago or when the growth in the loan portfolio exceeds the ability of the Bank to attract deposits. FHLB-Chicago advances generally are fixed-rate and short-term with maturities of less than 10 years. The Open Line of Credit
Program at the FHLB-Chicago adjusts the rate on a daily basis, so in a rising interest rate environment such borrowings may present the risk that the interest rates of these borrowings will increase. The Company also uses borrowings from the FHLB-Chicago to manage the total asset/liability portfolio of the Company. In future periods, the Company intends to continue to leverage its capital base by using the proceeds from additional FHLB-Chicago advances to originate additional loans.

        Shareholders' equity increased to $11.5 million at March 31, 1998 compared to $10.9 million at March 31, 1997. The increase from March 31, 1997 to March 31, 1998 results from net income of $1.1 million for the fiscal year ended March 31, 1998. This increase was offset by the payment of dividends to shareholders of $451,000 for the fiscal year ended March 31, 1998. In addition, 14,100 shares of Company stock were repurchased under an ongoing repurchase program at a cost of $301,000 for the fiscal year ended March 31, 1998. The net unrealized loss on securities available for sale increased $29,000 from $29,000 as of March 31, 1997, to $0 as of March 31, 1998. The Company's securities available-for-sale are accounted for at fair value, with any unrealized gains or losses accounted for as an adjustment to retained earnings rather than to the statement of operations. The balance of the unearned restricted stock plan award increased $89,000 from $(115,000) as of March 31, 1997, to $(26,000) as of March
31, 1998. The balance of the unearned Employee Stock Ownership Plan compensation increased $169,000 from $(558,000) as of March 31, 1997, to $(389,000) as March
31, 1998.

Liquidity, Capital Resources and Regulatory Capital

        The Company's primary sources of funds are deposits, proceeds from principal and interest payments on loans, principal and interest payments on mortgage-backed and related securities and FHLB-Chicago advances. Although maturity and scheduled amortization of loans are predictable sources of funds, deposit flows, mortgage prepayments and prepayments on mortgage-backed and related securities are influenced significantly by general interest rates, economic conditions and competition. Principal collected on long-term loans for the fiscal year ended March 31, 1998 increased to $28.0 million from $24.0 million for the fiscal year ended March 31, 1997. Principal collected on mortgage-backed securities for the fiscal year ended March 31, 1998 increased to $1.0 million from $724,000 for the fiscal year ended March 31, 1997.

        The primary investing activity of the Company is the origination of mortgage loans. For the fiscal years ended March 31, 1998 and 1997, the Company originated or acquired long-term loans in the amount of $29.5 million and $31.3 million, respectively. The Company purchased $0 million and $2.8 million of mortgage-backed securities and $1.3 million and $127,000 of investments during the fiscal years ended March 31, 1998 and 1997, respectively. For the fiscal years ended March 31, 1998 and 1997, these activities were funded primarily by principal repayments on long-term loans and mortgage backed securities of $29.0 million and $24.8 million, respectively; net proceeds from short-term borrowings of $795,000 and $(1.6) million, respectively; and proceeds from long-term financing of $9.0 million, and $8.7 million, respectively offset by repayments of long-term financing of $7.6 million and $2.0 million respectively.

        The Company is required to maintain minimum levels of liquid assets under the DFI's regulations for state-chartered mutual savings banks. Savings banks are required to maintain an average daily balance of liquid assets (including cash, certain time deposits, certain bankers' acceptances, certain corporate debt securities and highly rated commercial paper, securities of certain mutual funds and specified United States government, state or federal agency obligations) of not less than 8% of its average daily balance of net withdrawal accounts plus short-term borrowings. The Company's liquidity ratios were 15.2% and 15.1% at March 31, 1998 and 1997, respectively. The Company adjusts its liquidity levels to meet various funding needs and to meet its asset and liability management objectives.

        The Company's most liquid assets are cash and cash equivalents, which include investments in highly liquid, short-term investments. The levels of these assets are dependent on the Company's operating, financing, lending and investing activities during any given period. At March 31, 1998 and 1997, cash and cash equivalents were $6.0 million and $3.0 million, respectively. The increase in cash and cash equivalents was due to the operation of an Nevada investment subsidiary which collects dividends on investments, mortgage-backed securities, and a participation loan portfolio and accumulates material amounts before lending the funds back to the Bank in the form of loans.

        Liquidity management for the Company is both an ongoing and long-term function of the Company's asset/liability management strategy. Excess funds are generally invested in short-term investments such as a cash management account or overnight deposits at the FHLB-Chicago. Whenever the Company requires funds beyond its ability to generate them internally, additional sources of funds are available and obtained from borrowings from the FHLB-Chicago. The Company utilizes its borrowing capabilities on a regular basis. At March 31, 1998, FHLB-Chicago advances were $19.1 million or 21.9% of total liabilities and at March 31, 1997, FHLB-Chicago advances were $17.6 million or 20.9% of total liabilities. The Company also had other borrowings consisting of repurchase agreements amounting to $5.3 million and $4.5 million at March 31, 1998 and 1997, respectively. The Company did not have any reverse repurchase agreements outstanding at any of the aforementioned periods. In a rising interest rate environment, such short-term borrowings present the risk that upon maturity, the borrowings will have to be replaced with higher rate borrowings.

        At March 31, 1998, the Company had outstanding loan commitments of $4.9 million. The Company had no commitments to purchase mortgage-backed and related securities at that date. The Company anticipates it will have sufficient funds available to meet its current loan commitments, including loan applications received and in process prior to the issuance of firm commitments. Certificates of deposit that are scheduled to mature in one year or less at March 31, 1998 were $29.4 million. Based on its historical experience, management believes that a significant portion of such deposits will remain with the Company.

        Effective June 30, 1993, the Bank, as a Wisconsin chartered mutual savings bank, is subject to regulation by the FDIC and the DFI. Applicable FDIC regulations require institutions to meet three capital standards: (i) "Tier 1 capital" in an amount not less than 3% of total assets; (ii) "Tier 1 capital" in an amount not less than 4% of risk-weighted assets; and (iii) "total capital" in an amount not less than 8% of risk-weighted assets. Wisconsin chartered savings banks also are required to maintain a minimum capital to assets ratio of 6%. The percentage of assets for Wisconsin regulatory capital purposes is based on total unconsolidated assets. Note 14 of the Notes to the Company's Audited Consolidated Financial Statements contains a summary of the Bank's compliance with its regulatory capital standards at March 31, 1998.

Impact of Inflation and Changing Prices

        The Company's Consolidated Financial Statements and Notes thereto have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Current Accounting Developments

        See Note 1, Future Accounting Changes, in the Notes to Consolidated Financial Statements on page 34.

Forward-Looking Statements

        The discussion in this Annual Report may include certain forward-looking statements based on current management expectations. Factors which could cause future results to differ from these expectations include the following: general economic conditions; legislative and regulatory initiatives; monetary and fiscal policies of the federal government; deposit flows; the cost of funds; general market rates of interest; interest rates on competing investments; demand for loan products; demand for financial services; changes in accounting policies or guidelines; and changes in the quality or composition of the Company's loan and investment portfolios. Additional factors are described in the Company's other reports filed with the Securities and Exchange Commission.

Disclosures Involving Year 2000 Issues

        Issues related to the century date change and the impact on computer systems and business operations are receiving prominent publicity and attention. Depositors, business partners, investors, and the general public are specifically interested in the effect on the financial condition of each depository institution. The FDIC has advised state savings banks that safe and sound banking practices require them to address Year 2000 issues. The Securities and Exchange Commission (SEC) issued a revised Staff Legal Bulletin NO. 5 to provide specific guidance on disclosure associated with Year 2000 obligations for companies registered under federal securities laws.

        Computer programs generally abbreviated dates by eliminating the century digits of the year. Many resources, such as software; hardware; telephones; voicemail; heating; ventilating and air conditioning; alarms, etc. ("Systems") are affected. These Systems were designed to assume a century value of "19" to save memory and disk space within their programs. In addition, many Systems use a value of "99" in a year or "99/99/99" in a date to indicate "no date" or "any date" or even a default expiration date. As the year 2000 approaches, this abbreviated date mechanism within Systems threatens to disrupt the function of computer software at nearly every business which relies heavily on computer systems for account and other recordkeeping functions. If the millennium issue is ignored, system failures or miscalculations could occur, causing disruptions of operations and a temporary inability to process business transactions.

        The Bank has an inventory of personal computers that access a data processing system provided by EDS in Des Moines, Iowa. If the personal computers and data processing systems fail to process the century date change, it may impair the Bank's ability to process loan payments, accept deposits, and address other operational issues. The Bank's customers, suppliers, other constituents may also be impaired to meet their contractual obligations with the Bank. The
Bank has developed a Year 2000 (the "Plan"). The Bank's Plan attempts to identify the systems, assess the risk, and conduct inventories as necessary to assure compliance with the Plan. The Plan calls for identifying all systems in need of remediation by June 30, 1999, and remedying all systems in need of remediation by September 30, 1999. As of March 31, 1998, the Bank estimates it will have to purchase hardware and equipment in the amount of $17,000 (pre-tax) to address the Y2K issues. The expenditures would be amortized over 5 year period, and would add approximately $3,400 in furniture and fixture expense per year for the next 5 years.

        On February 24, 1998, the FDIC conducted an on-site visitation of the Bank's Year 2000 process. The examiner followed guidelines and recommendations contained in the FFIEC Interagency Statement on Year 2000 Project Management Awareness, dated May 5, 1997, and subsequent publications. In a letter dated March 17, 1998, the FDIC stated that the Bank's Year 2000 Committee is adequately monitoring Year 2000 compliance.

        Asset/Liability Management

        The Company's profitability, like that of most financial institutions, depends to a large extent upon its net interest income, which is the difference between interest earned on interest-earning assets, such as loans and investments, and interest paid on interest-bearing liabilities, such as deposits and borrowings. Net interest income is significantly affected by changes in market interest rates. During periods of rising interest rates, the Company is required to pay higher rates to attract deposits that can result in a decline in net interest income if the Company is unable to increase the yield on its interest-earning assets sufficiently to compensate for the increase in its cost of funds. Conversely, during periods of declining interest rates, the Company may experience prepayments of its fixed rate earning assets and downward adjustments on its adjustable rate assets which can result in a decrease in net interest income if the Company is unable to lower its cost of funds sufficiently to compensate for the decrease in its asset yields.

        The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it matures or reprices within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets anticipated, based upon certain assumptions, to mature or reprice within a specific time period and the amount of interest-bearing liabilities anticipated, based upon certain assumptions, to mature or reprice within that same time period. An interest rate sensitivity gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities that mature or reprice within a specified time period. An interest rate sensitivity gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets that mature or reprice within a specified time period.

        In an attempt to manage vulnerability to interest rate changes, management closely monitors the Company's interest rate risk. The Company has established an investment strategy through its Asset/Liability Committee. Management continually reviews the Company's interest rate risk position, maturing securities and borrowings, interest rates and programs for raising deposits and originating loans, and develops policies regarding these issues. The Board of Directors reviews quarterly asset/liability management and investment strategy reports prepared by management.

        The Company utilizes basic strategies in managing its assets and liabilities by managing or maximizing the net interest income under various interest rate scenarios. More complex techniques such as hedging through the use of options, financial futures, and interest rate swaps are not utilized. In addition to monitoring interest rate risk on a continual basis, the Company reviews deposit rates weekly. The emphasis has been on prudent pricing as opposed to increasing market share, and the Company has supplemented and substituted deposits using FHLB-Chicago advances in past periods when advance rates are more attractive than those obtainable on retail deposits.

        Generally, the Company utilizes the following strategies to manage its interest rate risk: (i) the Company sells substantially all of its fixed rate loans originated; (ii) the Company seeks to originate and retain ARM loans and mortgage-backed and related securities with short- to medium-term periods to re-pricing; (iii) the Company attempts to extend the maturities of deposits when deemed cost effective through the pricing and promotion of certificates of deposit with longer terms, and periodically utilizes deposit marketing programs offering maturity and repricing terms structured to complement the repricing and maturity characteristics of the existing asset/liability mix; and (iv) the Company utilizes longer-term borrowings from the FHLB-Chicago to manage its assets and liabilities and enhance earnings. One of the Company's asset/liability management techniques involves borrowing from the FHLB-Chicago and utilizing proceeds thereof to invest in assets that mature at the same time or close to the same time as the advances are due. This use of FHLB-Chicago advances is part of the overall interest rate risk management strategy of the company. At March 31, 1998, FHLB-Chicago advances were $19.1 million or 19.3% of total assets, compared to $17.6 million or 18.5 % of total assets at March 31, 1997.

        Originating ARM rate loans and investing in adjustable-rate mortgage-backed and related security has enabled the Company to reduce interest rate risk by more closely matching the terms and repricing characteristics of its assets and liabilities. In addition, because of the relative liquidity of mortgage-backed and related securities, the Company can restructure its interest-earning asset portfolios more quickly and effectively in a changing interest rate environment. The Company's ARM loans and ARM mortgage-backed and related securities typically have annual and lifetime interest rate caps that reduce their ability to protect the Company against a prolonged and significant increase in interest rates. Further, mortgage-backed and related securities are subject to reinvestment risk. For example, during periods of falling interest rates, mortgage-backed and related securities are more likely to prepay, and the Company may not be able to reinvest the proceeds from prepayments in securities or other assets with yields similar to those of the prepaying mortgage-backed and related securities. However, mortgage-backed and related securities also are subject to extension risk, which is the risk that the effective maturity of the security may increase in a rising interest rate environment. The market value of a security with a longer maturity typically is more sensitive to changes in market rates of interest, and rising interest rates may have a more pronounced adverse effect on the market value of mortgage-backed and related securities than on other types of investment securities.

        At March 31, 1998, total interest-bearing liabilities repricing within one year exceeded total interest-bearing assets repricing in the same period by $0.3 million, representing a negative cumulative one-year interest rate sensitivity gap equal to 0.29% of total assets. During periods of rising interest rates, a positive interest rate sensitivity gap would tend to positively affect net interest income while a negative interest rate sensitivity gap would tend to negatively affect net interest income. Notwithstanding the negative effect on net interest income anticipated as a result of falling interest rates due to the Company's one-year gap position, the Company could experience substantial prepayments of its fixed rate mortgage loans during periods of falling interest rates, which may result in the reinvestment of such proceeds at market rates which are lower than current rates.

        The following table sets forth at March 31, 1998 the amounts of interest-earning assets and interest-bearing liabilities maturing or repricing within the time periods indicated, based on the information and assumptions set forth in the notes thereto.

                                                Amount Maturing or Repricing as of March 31, 1998
                                          ---------------------------------------------------------------
                                                               More Than   More Than
                                            Within    Four to   One Year  Three years
                                             Three    Twelve    to Three    to Five   Over five
                                            Months    Months     Years      Years      Years       Total

                                                      (Dollars in thousands)
Interest-earning assets(1)
Mortgage loans:
  Fixed rate                               $   341    $   991    $ 1,803    $ 2,130    $ 3,625     $ 8,890
  Adjustable rate                            9,821     25,017     20,810      2,164       - -       57,812
Consumer loans                                 698        541      2,760      3,645        183       7,827
Commercial loans                             2,105      1,676        447        169       - -        4,397
Mortgage-backed securities:
  Fixed rate                                  - -        - -        - -        - -       5,833       5,833
  Adjustable rate                              349        216       - -        - -        - -          565
Interest bearing deposits                    3,405       - -        - -        - -        - -        3,405
Investment securities                         - -         500        600      1,900      1,159       4,159
   Total interest-earning assets           $16,719    $28,941    $26,420    $10,008    $10,800     $92,888

Interest-bearing liabilities:
Deposits(2):
  Certificates of deposit                   12,227     17,176      9,435      1,430        201      40,469
  Money  market                                603      1,807      1,446      1,714        456       6,026
  NOW accounts                                 970      2,908      2,327      2,757        733       9,695
  Passbook savings                             609      1,826      1,461      1,731        460       6,088
Borrowings(3)                                6,534      1,290      7,353      7,000      2,143      24,320
   Total interest-bearing liabilities      $20,943    $25,008    $22,022    $14,632    $ 3,993     $86,598
Excess (deficiency) of interest-earning
 assets over interest-bearing liabilities  $(4,224)   $ 3,993    $ 4,398    $(4,624)   $ 6,807     $ 6,290
Cumulative excess (deficiency) of interest-
 earning assets over interest-bearing
 liabilities                               $(4,224)   $  (291)   $ 4,107    $  (517)   $ 6,290     $ 6,290
Cumulative excess (deficiency) of interest-
 earning assets over interest-bearing
 liabilities as a percent of total assets    -4.28%     -0.29%      4.16%     -0.52%      6.37%       6.37%


     (1) Adjustable and floating rate assets are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed rate assets are included in the periods in which they are scheduled to be repaid based on scheduled amortization.
     (2) Although the Company's negotiable order of withdrawal ("NOW") accounts and passbook savings accounts generally are subject to immediate withdrawal, management considers a certain historical amount of such accounts to be core deposits having significantly longer effective maturities and times to repricing based on the Company's historical retention of such deposits in changing interest rate environments. Money market, NOW accounts, and passbook savings accounts are assumed to be withdrawn at annual rates of 40%, 40% and 79%, respectively, of the declining balance of such accounts during the period shown. The withdrawal rates used are higher than the Company's historical rates but are considered by management to be more indicative of expected withdrawal rates currently. Much of the recent growth in these deposit accounts is assumed to be the result of low interest rates and it is assumed that the accounts are more susceptible to withdrawal than in the past. If all of the Company's NOW accounts, passbook savings accounts and money market deposit accounts had been assumed to be subject to repricing within one year, the one-year cumulative deficiency of interest-earning assets over interest-bearing liabilities would have been $13.4 million or 13.6% of total assets.
     (3) Adjustable and floating rate borrowings are included in the period in which their interest rates are next scheduled to adjust rather than in the period in which they are due.

Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as ARM loans and mortgage-backed and related securities, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. In addition, the proportion of ARM loans and mortgage-backed and related securities in the Company's portfolios could decrease in future periods if market interest rates remain at or decrease below current levels due to refinance activity. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in the table. Finally, the ability of many borrowers to service their adjustable rate debt may decrease in the event of an interest rate increase.

Average Balance Sheet

      The following table sets forth certain information relating to the Company's consolidated average balance sheets and the consolidated statements of operations at and for the fiscal years ended March 31, 1996, 1997 and 1998, and reflects the average yields on interest-earning assets and average rates on interest-bearing liabilities for the periods indicated. Such yields and rates are derived by dividing income or expense by the average balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods shown. Average balances are derived principally from average monthly balances and include non-accruing loans. Interest income on non-accrual loans is reflected in the period it is collected and not in the period it is earned. Such amounts are not material to net interest income or net change in net interest income in any period. Non-accruing loans are included in the average balances and do not have a material effect on the average yield.

                                                                            Fiscal Years Ended March 31,
                                              -------------------------------------------------------------------------------------
                                              -------------------------------------------------------------------------------------
                                                             1998                        1997                        1996
                                              -------------------------------------------------------------------------------------
                                                Average    Interest Average  Average   Interest Average  Average   Interest Average
                                              Outstanding   Earned/  Yield/ Outstanding Earned/  Yield/ Outstanding Earned/  Yield/
                                                Balance      Paid     Rate   Balance     Paid     Rate   Balance     Paid     Rate
Assets
    Interest-earning assets:
       Mortgage loans                             $67,052    $5,849   8.72%   $64,208    $5,554   8.65%   $55,624    $4,858   8.73%
       Commercial loans                             4,754       371   7.80      4,539       417   9.19      3,969       462  11.64
       Consumer loans                               7,665       749   9.77      7,493       731   9.76      6,022       591   9.81
           Total loans                             79,471     6,969   8.77     76,240     6,702   8.79%    65,615     5,911   9.01
       Mortgage-backed securities                   6,938       494   7.12      7,603       556   7.31      4,794       353   7.36
       Interest bearing deposits in other
           financial institutions                   1,377        76   5.52        461        23   5.06        430        25   5.81
       Investment securities                        2,665       156   5.87      2,938       157   5.33      2,937       150   5.11
       Federal Home Loan Bank stock                   996        68   6.77        837        54   6.46        501        34   6.79
           Total interest-earning assets           91,448    $7,763   8.49%    88,079    $7,492   8.51    %74,277    $6,473   8.71%
       Non-interest earning assets                  5,681                       4,976                                 5,191
           Total assets                           $97,128                     $93,055                     $79,468

Liabilities and retained earnings:
    Deposits:
       NOW accounts(1)                              9,491       138   1.45%     8,934       149   1.66%  $ 10,649     $ 169   1.59%
       Money market deposit accounts                5,552       260   4.68      4,109       194   4.72      1,517        54   3.56
       Passbook                                     6,013       129   2.15      6,440       147   2.28      6,956       174   2.50
       Certificates of deposit                     41,194     2,366   5.74     41,314     2,395   5.80     36,626     2,217   6.05
           Total deposits                          62,250     2,893   4.65     60,798     2,884   4.74     55,748     2,614   4.69
    Advances and other borrowings                  22,849     1,350   5.91     20,559     1,188   5.78     11,263       697   6.19
                                                   ------     -----   ----     ------     -----   ----     ------     -----   ----
       Total interest-bearing liabilities          85,099     4,243   4.99%    81,356     4,072   5.00%    67,011     3,311   4.94%
    Non-interest bearing liabilities                  655                         202                         337
    Equity                                         11,374                      11,497                      12,121
                                                   ------                      ------                      ------
       Total liabilities and retained earnings    $97,128                     $93,055                     $79,469
                                                  -------                     -------                     -------
    Net interest income/interest rate spread(2)              $3,520   3.50%              $3,420   3.51%             $ 3,162   3.77%
                                                             ------   ----               ------   ----              -------   ----
    Net earning assets/net interest margin(3)     $ 6,348             3.85%   $ 6,723             3.88%   $ 7,266             4.26%
                                                  -------             ----    -------             ----    -------             ----
    Average interest-earning assets to
       average interest-bearing liabilities          1.07                        1.08                        1.11
                                                     ----                        ----                        ----

       ________________________
       (1)  Includes non-interest bearing NOW accounts.

       (2)  Interest rate spread represents the difference between the average yield on interest-earning assets and the average rate on interest-bearing liabilities.

       (3)  Net interest margin represents net interest income divided by average interest-earning assets.

     Rate/Volume Analysis

         The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to (i) changes attributable to changes in volume (changes in volume multiplied by prior rate), (ii) changes attributable to changes in rate (change in rate multiplied by prior volume), and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

                                                Fiscal Year Ended March 31, 1998         Fiscal Year Ended March 31, 1997
                                                          Compared to                             Compared to
                                                Fiscal Year Ended March 31, 1997         Fiscal Year Ended March 31, 1996
                                                       Increase(Decrease)                       Increase(Decrease)
                                                            Due to                                    Due to

                                                --------------------------------         ----------------------------------------
                                                   Rate      Volume        Total              Rate      Volume      Total
                                                --------------------------------         ----------------------------------------
                                                       (In thousands)                             (In thousands)
Interest-earning assets:
    Loans                                        $  (15)     $  282       $  267            $ (141)        932     $  791
    Mortgage-backed and related securities          (14)        (48)         (62)               (2)        205        203
    Deposits                                          2          51           53                (4)          2         (2)
    Securities                                       16         (17)          (1)                -           7
    FHLB stock                                        3          11           14                (3)         23         20
       Total                                         (8)        279          271              (143)      1,162      1,019

Interest-bearing liabilities:
    Deposits                                        (57)         66            9                29         241        270
    Borrowings                                       27         135          162               (49)        540        491
       Total                                        (30)        201          171               (20)        781        761

       Net change in net interest income          $  22       $  78       $  100            $ (123)     $  381     $  258


                          INDEPENDENT AUDITORS' REPORT


Board of Directors
Northwest Equity Corp.

     We have audited the accompanying consolidated balance sheet of Northwest Equity Corp. and Subsidiary as of March 31, 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements as of March 31, 1997 and 1996 were audited by other accountants who combined with Wipfli Ullrich Bertelson LLP as of January 1, 1998 and whose report dated April 24, 1997 expressed an unqualified opinion on those statements. We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Northwest Equity Corp. and Subsidiary at March 31, 1998, and the consolidated results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

                                     ___/s/Wipfli Ullrich Bertelson LLP__
                                     Wipfli Ullrich Bertelson LLP

Wisconsin Rapids, Wisconsin
April 30, 1998

                                         NORTHWEST EQUITY CORP. AND SUBSIDIARY
                                              CONSOLIDATED BALANCE SHEETS
                                                March 31, 1998 and 1997
                                                    (In Thousands)


                                                        ASSETS
                                                                                                 1998           1997
                                                                                                 ----           ----
                                                                                                                >
Cash and cash equivalents:
      Cash and due from banks                                                                 $  2,642       $  1,259
      Interest-bearing deposits with financial institutions                                      3,405          1,721
                                                                                                 -----          -----
         Total cash and cash equivalents                                                         6,047          2,980
Investment securities - available-for-sale - at fair value                                         - -          2,752
Investment securities - held-to-maturity - fair
      value of $2,999 at March 31, 1998                                                          3,000            - -
Mortgage backed securities - fair value of $6,546 at
      March 31, 1998 and $7,308 at March 31, 1997                                                6,398          7,421
Loans held for sale                                                                                142            415
Loans receivable - net                                                                          78,297         77,240
Foreclosed properties and properties subject to foreclosure                                        159            - -
Investment in Federal Home Loan Bank stock - at
      cost - which approximates fair value                                                       1,159            912
Premises and equipment                                                                           2,250          2,341
Accrued interest receivable                                                                        578            656
Prepaid expenses and other assets                                                                  709            380
                                                                                                ------         ------
TOTAL ASSETS                                                                                  $ 98,739       $ 95,097
                                                                                                ======         ======

                                         LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
      Savings accounts                                                                        $ 62,278       $ 61,557
      Advances from Federal Home Loan Bank                                                      19,062         17,634
      Other borrowed money                                                                       5,258          4,463
      Accounts payable and accrued expenses                                                        627            584
                                                                                                ------         ------
                 Total liabilities                                                              87,225         84,238
                                                                                                ------         ------

Stockholders' equity:
      Preferred stock - $1 par value; 2,000,000 shares
         authorized; none issued                                                                   - -            - -
      Common stock - $1 par value; 4,000,000 shares authorized;
         1,032,517 shares issued; 824,654 shares outstanding
         at March 31, 1998 and 838,754 shares outstanding at
         March 31, 1997                                                                          1,033          1,033
      Additional paid-in capital                                                                 6,584          6,584
      Net unrealized loss on securities available-for-sale                                         - -            (29)
      Less unearned restricted stock plan award                                                    (26)          (115)
      Less unearned Employee Stock Ownership Plan                                                 (389)          (558)
      Less treasury stock - at cost                                                             (2,557)        (2,256)
      Retained earnings - substantially restricted                                               6,869          6,200
                                                                                                ------         ------
                 Total stockholders' equity                                                     11,514         10,859
                                                                                                ------        ------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                    $ 98,739       $ 95,097
                                                                                              ========       ========

                              See accompanying Notes to Consolidated Financial Statements

                                         NORTHWEST EQUITY CORP. AND SUBSIDIARY
                                         CONSOLIDATED STATEMENTS OF OPERATIONS
                                       Years Ended March 31, 1998, 1997 and 1996
                                      (In Thousands except for per share amounts)



                                                                                  1998            1997           1996
                                                                                  ----            ----           ----
Interest income:
      Interest and fees on loans                                               $ 6,969         $ 6,702        $ 5,911
      Interest on mortgage-backed and related securities                           494             556            353
      Interest and dividends on investments                                        300             234            209
                                                                                 -----           -----          -----
         Total interest income                                                   7,763           7,492          6,473
                                                                                 -----           -----          -----

Interest expense:
      Interest on deposits                                                       2,893           2,884          2,614
      Interest on borrowings                                                     1,350           1,188            697
                                                                                 -----           -----          -----
         Total interest expense                                                  4,243           4,072          3,311
                                                                                 -----           -----          -----
                 Net interest income                                             3,520           3,420          3,162
Provision for loan losses                                                          100              81             24
                                                                                 -----           -----          -----

Net interest income after provision for loan losses                              3,420           3,339          3,138
                                                                                 -----           -----          -----

Other income (deductions):
      Mortgage servicing fees                                                       77              77             72
      Service charges on deposits                                                  251             220            226
      Loss on sale of investments                                                  (24)            - -            - -
      Gain on sale of mortgage loans                                               130              59             61
      Other                                                                        174             175            117
                                                                                   ---             ---            ---
         Total other income                                                        608             531            476
                                                                                   ---             ---            ---

General and administrative expenses:
      Salaries and employee benefits                                             1,193           1,183          1,049
      Net occupancy expense                                                        350             336            284
      Data processing                                                              135             131            137
      Federal insurance premiums                                                    39             428            126
      Other
                                                                                 -----           -----          -----
         Total general and administrative expense                                2,298           2,643          2,175
                                                                                 -----           -----          -----

Income before provision for income taxes                                         1,730           1,227          1,439

         Provision for income taxes                                                610             517            597
                                                                                   ---             ---            ---


Net income                                                                     $ 1,120          $  710         $  842
                                                                               =======          ======         ======

      Basic earnings per share                                                 $  1.44          $ 0.84         $ 0.90
                                                                               =======          ======         ======

      Diluted earnings per share                                               $  1.37          $ 0.83         $ 0.90
                                                                               =======          ======         ======

                              See accompanying Notes to Consolidated Financial Statements

                                                                      NORTHWEST EQUITY CORP. AND SUBSIDIARY
                                                                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                                                    Years Ended March 31, 1998, 1997 and 1996
                                                                                 (In Thousands)


                                                                         Unrealized
                                                                         Gain (Loss)             Unearned
                                                             Additional on Securities  Unearned    ESOP
                                                     Common   Paid-In    Available    Restricted  Compen-  Treasury Retained
                                                     Stock    Capital     For Sale      Stock     sation    Stock   Earnings  Total
                                                     ------  ----------  ------------ ---------- --------  -------- --------  -----

Balance - March 31, 1995                             $1,033    $6,584      $(107)       $ - -     $ (826)  $ - -    $5,354  $12,038
  Net income                                           - -       - -        - -           - -       - -      - -       842      842
  Adjustment of carrying value of securities
   available for sale, net of deferred taxes of $48    - -       - -         73           - -       - -      - -      - -        73
  Acquisition of common stock for awards               - -       - -        - -           (459)     - -      - -      - -      (459)
  Amortization of unearned ESOP and restricted stock
   award                                               - -       - -        - -            140       127     - -      - -       267
  Purchase of treasury stock - 51,625 shares           - -       - -        - -           - -       - -      (561)    - -      (561)
  Cash dividends - $.33 per share                      - -       - -        - -           - -       - -      - -      (336)    (336)
                                                      -----     -----      -----         -----     -----    -----   ------   -------

Balance - March 31, 1996                              1,033     6,584        (34)         (319)     (699)    (561)   5,860   11,864
  Net income                                           - -       - -        - -           - -       - -      - -       710      710
  Adjustment of carrying value of securities
   available for sale, net of deferred taxes of $2     - -       - -           5          - -       - -      - -      - -         5
  Amortization of unearned ESOP and restricted stock
   award                                               - -       - -        - -            204       141     - -       - -      345
  Purchase of treasury stock - 142,138 shares          - -       - -        - -           - -       - -    (1,695)     - -   (1,695)
  Cash dividends - $.40 per share                      - -       - -        - -           - -       - -      - -      (370)    (370)
                                                      -----     -----      -----         -----      ----   ------     -----  -------

Balance - March 31, 1997                              1,033     6,584        (29)         (115)     (558)  (2,256)   6,200   10,859
  Net income                                           - -       - -        - -           - -       - -      - -     1,120    1,120
  Adjustment of carrying value of securities
   available for sale, net of deferred taxes of $19    - -       - -          29          - -       - -      - -      - -        29
  Amortization of unearned ESOP and restricted stock
   award                                               - -       - -        - -             89       169     - -      - -       258
  Purchase of treasury stock - 14,100 shares           - -       - -        - -           - -       - -      (301)    - -      (301)
  Cash dividends - $.54 per share                      - -       - -        - -           - -       - -      - -      (451)    (451)
                                                      -----     -----      -----         -----     -----   -------    -----    -----

Balance - March 31, 1998                             $1,033    $6,584      $- -          $ (26)    $(389) $(2,557)   $6,869 $11,514
                                                     ======    ======      =====         ======    ====== ========   ====== =======







                                         See accompanying Notes to Consolidated Financial Statements

                                         NORTHWEST EQUITY CORP. AND SUBSIDIARY
                                         CONSOLIDATED STATEMENTS OF CASH FLOWS
                                       Years Ended March 31, 1998, 1997 and 1996
                                                    (In Thousands)



                                                                                 1998            1997           1996
                                                                                 ----            ----           ----
Cash flows from operating activities:
      Net income                                                              $  1,120          $  710        $   842
         Adjustments to reconcile net income to net cash
             provided by operating activities:
                 Provision for depreciation                                        145             152            115
                 Provision for loan losses                                         100              81             24
                 Loss on sale of investments                                        24             - -            - -
                 Deferred income taxes                                              49             (43)            16
                 Amortization of ESOP and restricted stock awards                  258             345            267
                 Proceeds from sales of mortgage loans                          11,216           4,533          5,974
                 Loans originated for sale                                     (10,813)         (4,172)        (6,630)
                 Changes in operating assets and liabilities:
                     Accrued interest receivable                                    78             (54)          (141)
                     Prepaid expenses and other assets                            (329)            (80)           (92)
                     Accrued interest payable                                       83             (92)           (34)
                     Accrued income taxes payable                                 (112)             97            (83)
                     Other accrued liabilities                                      72             256            125
                                                                                 -----           -----            ---

         Net cash provided by operating activities                               1,891           1,733            383
                                                                                 -----           -----            ---

Cash flows from investing activities:
      Available for sale securities:
          Proceeds from sales                                                    2,776             - -            - -
      Held to maturity securities:
          Proceeds from maturity                                                   - -             114            - -
          Payments for purchase                                                 (3,286)           (127)          (593)
          Purchases of mortgage-backed securities                                  - -          (2,772)        (3,923)
          Principal collected on mortgage-backed securities                      1,023             724            551
      Principal collected on long-term loans                                    28,006          24,044         18,922
      Long-term loans originated or acquired                                   (29,481)        (31,275)       (30,636)
      Purchase of office properties and equipment                                  (54)           (294)          (761)
                                                                                -------         -------       --------

         Net cash (used in) investing activities                                (1,016)         (9,586)       (16,440)
                                                                                -------         -------       --------






                              See accompanying Notes to Consolidated Financial Statements

                                        NORTHWEST EQUITY CORP. AND SUBSIDIARY
                                   CONSOLIDATED STATEMENTS OF CASH FLOWS - Continued
                                       Years Ended March 31, 1998, 1997 and 1996
                                                    (In Thousands)



                                                                                 1998            1997           1996
                                                                                 ----            ----           ----
Cash flows from financing activities:
      Net increase (decrease) in savings accounts                                  721           4,301          6,629
      Net increase (decrease) in short-term borrowings                             795          (1,543)         2,282
      Repayments of long-term financing                                         (7,572)         (1,972)          (622)
      Proceeds from long-term financing                                          9,000           8,700          9,450
      Purchases of treasury stock                                                 (301)         (1,695)          (561)
      Acquisition of common stock for incentive plan                               - -             - -           (459)
      Dividends paid                                                              (451)           (370)          (336)
                                                                                 -----           -----         ------

         Net cash provided by financing activities                               2,192           7,421         16,383
                                                                                 -----           -----         ------

Increase (decrease) in cash and equivalents                                      3,067            (432)           326
      Cash and cash equivalents at beginning                                     2,980           3,412          3,086
                                                                                 -----           -----          -----

      Cash and cash equivalents at end                                         $ 6,047         $ 2,980        $ 3,412
                                                                               =======         =======        =======




Supplemental disclosures of cash flow information:

      Loans receivable transferred to foreclosed properties
         and properties subject to foreclosure                                 $   159          $   72         $  127

      Loans charged off                                                             87              62             28

      Interest paid                                                              4,160           4,164          3,345

      Income taxes paid                                                            739             517            680









                              See accompanying Notes to Consolidated Financial Statements

                      NORTHWEST EQUITY CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note 1.   Summary of Significant Accounting Policies:

          Northwest Equity Corp. (the "Company") is the holding company for Northwest Savings Bank (the "Bank"), a Wisconsin state-chartered savings bank. The Company provides a wide range of financial services to individual customers through the Bank with Wisconsin locations in Polk, St. Croix and Burnett Counties. The Bank is subject to the regulations of certain federal and state agencies and undergoes
          periodic examinations by  those  regulatory  authorities.   The  Bank
          holds  a  variety  of securities   through   it's   wholly   owned
          Subsidiary,   Northwest  Investments, Inc.,  a  Nevada investment
          corporation.

          Basis of Financial Statement Presentation:

          The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and include the accounts of the Company and its wholly-owned subsidiary, Northwest Savings Bank, and its wholly-owned subsidiaries, Amery Service Agency, Inc.and Northwest Investments, Inc. Significant intercompany accounts and transactions have been eliminated.

          Cash and Cash Equivalents:

          For purposes of reporting cash flows, cash and cash equivalents include cash on hand, interest-bearing and non-interest-bearing deposits in banks.

          Investments and Mortgage-Backed and Related Securities:

          Management determines the appropriate classification of securities at the time of purchase. If management has the intent and the Bank has the ability at the time of purchase to hold securities until maturity or on a long-term basis, they are classified as held-to-maturity and carried at amortized historical cost, adjusted for amortization of premium or accretion of discount using the effective yield method, plus accrued interest. Securities to be held for indefinite periods of time and not intended to be held to maturity or on a long-term basis are classified as available-for-sale and carried at fair value.

          Securities held for indefinite periods of time include securities that management intends to use as part of its asset/liability management strategy and may be sold in response to changes in interest rates, changes in prepayment risk, the need to increase regulatory capital or similar factors. Gains and losses on sales are determined by the specific identification method.

          Loans Held for Sale:

          Loans held for sale in the secondary market are recorded at lower of cost or market and generally consist of current production of fixed-rate mortgage loans. Fees received from the borrower are deferred and recorded as an adjustment of the sales price.

          Loans Receivable:

          Loans receivable are stated at unpaid principal balances, less the allowance for loan losses, and net of deferred loan origination fees and discounts. Interest on loans is recorded as income as borrowers' monthly payments become due. Generally, allowances are established for uncollected interest on which any payments are more than ninety days past due.

                      NORTHWEST EQUITY CORP. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED



Note 1.   Summary of Significant Accounting Policies - Continued:

          Allowance for Loan Losses:

          The allowance for credit losses includes specific allowances related to commercial loans which have been judged to be impaired. A loan is impaired when, based on current information, it is probable that the Bank will not collect all amounts due in accordance with the contractual terms of the loan agreement. These specific allowances are based on discounted cash flows of expected future payments using the loan's initial effective interest rate or the fair value of the collateral if the loan is collateral dependent.

          The Bank continues to maintain a general allowance for credit losses for loans not considered impaired. The allowance for credit losses is maintained at a level which management believes is adequate to provide for possible credit losses. Management periodically evaluates the adequacy of the allowance using the Company's past loan loss experience, known and inherent risks in the portfolio, composition of the portfolio, current economic conditions, and other relevant factors. This evaluation is inherently subjective since it requires material estimates that may be susceptible to significant change.

          Foreclosed Properties and Properties Subject to Foreclosure:

          Real estate owned which was acquired by foreclosure or by deed in lieu of foreclosure is initially recorded at the lower of cost or fair value less estimated costs to sell at date of foreclosure. Costs related to the development and improvement of property are capitalized, whereas costs related to holding property are expensed. Valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its fair value less estimated costs to sell. Real estate in judgment and subject to redemption is carried at cost less an allowance for estimated losses.

          Loan Fees:

          Loan origination and commitment fees and certain direct loan costs are being deferred and the net amount amortized as an adjustment of the related loan's yield by the level yield method over the contractual life of the loan.

          Income Taxes:

          The Company and its subsidiary file a consolidated federal income tax return and separate state income tax returns. Financial statement provisions are made in the income tax expense accounts for deferred taxes applicable to income and expense items reported in different periods than for income tax purposes. The Company accounts for income taxes on the liability method. Deferred income tax assets and liabilities are adjusted regularly to amounts estimated to be receivable or payable based on current tax law.

                      NORTHWEST EQUITY CORP. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED



Note 1.   Summary of Significant Accounting Policies - Continued:

          Premises and Equipment:

          Premises and equipment are stated at cost. Maintenance and repair costs are charged to expense as incurred. Gains or losses on disposition of premises and equipment are reflected in income. Depreciation is computed on the straight-line method and is based on the estimated useful lives of the assets which range from three to thirty-five years.

          Accounting Changes:


          The FASB issued SFAS No. 122 in July, 1995 relative to accounting and reporting for mortgage servicing rights. The Statement requires that a mortgage banking enterprise recognize as a separate asset the rights to service mortgage loans for others, whether those rights are purchased or originated. The Company adopted the Statement on April 1, 1996 which did not have a material effect on the financial condition or results of operation.

          In February 1997, the FASB issued SFAS No. 128, which became effective for the Company for reporting periods ending after December 15, 1997. Under the provisions of SFAS No. 128, primary and fully-diluted earnings per share were replaced with basic and diluted earnings per share in an effort to simplify the computation of these measures and align them more closely with the methodology used internationally. Basic earnings per share is arrived at by dividing net income available to common stockholders by the weighted-average number of common shares outstanding and does not include the impact of any potentially dilutive common stock equivalents. The diluted earnings per share calculation method is arrived at by dividing net income by the weighted-average number of shares outstanding, adjusted for the dilutive effect of outstanding stock options. For purposes of comparability, all prior-period earnings per share data have been restated.

          In October 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123
          relative to accounting   and   reporting   standards  for  stockbased
          employee compensation plans. SFAS No.123 is effective for transactions entered into in fiscal years beginning after December 15, 1995. The Statement defines a fair value based method of accounting for employee stock options or similar equity instruments and encourages all entities to adopt that method for all employee stock compensation plans. The Company has adopted the disclosure only provisions of SFAS No. 123, but applies Accounting Principles Board Opinion
          No. 25 and related interpretations in accounting for its Plan.

                     NORTHWEST EQUITY CORP. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED



Note 1.   Summary of Significant Accounting Policies - Continued:

          Future Accounting Changes:

          In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and display of comprehensive income in a full set of general-purpose financial statements. This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement requires that an enterprise display an amount representing total comprehensive income for the period in a financial statement, but does not require a specific format for that financial statement. This statement also requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the consolidated balance sheet. The statement is effective for fiscal years beginning after December 15, 1997. Reclassification of consolidated financial statements for earlier periods provided for comparative purposes is required. Management, at this time, cannot determine the effect that adoption of this statement may have on the consolidated financial statements of the Company as comprehensive income is dependent on the amount and nature of assets and liabilities held which generate nonincome changes to equity.


          In June 1997, the FASB issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information." This statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. This statement supersedes SFAS No. 14, Financial Reporting for Segments of a Business Enterprise," but retains the requirement to report information about major customers. It also amends SFAS No. 94, "Consolidation of All Majority-Owned Subsidiaries," to remove the special disclosure requirements for previously unconsolidated subsidiaries. The statement is effective for fiscal years beginning after December 15, 1997. In the initial year of application, comparative information for earlier years is to be restated.  The  statement  is not  expected  to have an  effect on the financial position or operating results of the Company, but may require additional disclosures in the consolidated financial statements.

          Use of Estimates in Preparation of Financial Statements:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

                      NORTHWEST EQUITY CORP. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED



Note 1.   Summary of Significant Accounting Policies - Continued:

          Advertising:

          The Company expenses advertising costs as incurred.

          Reclassifications:

          Certain amounts in the 1997 and 1996 consolidated financial statements have been reclassified to conform to the 1998 reporting classification


Note 2.   Investment Securities:

          Securities available-for-sale consist of the following at March 31:

                                                       Gross           Gross
                                                     Amortized      Unrealized      Unrealized        Fair
                                                        Cost          Gains           Losses         Value
                                                    -------------  -------------   -------------  -------------
                                                                         (In Thousands)
                     1997
           -------------------------
           U.S. Treasury and agency obligations       $ 2,800          $ - -            $ 49        $ 2,751
             Other                                          1            - -             - -              1
                                                     ----------      -----------      ----------    ---------
                                                      $ 2,801          $ - -            $ 49        $ 2,752
                                                     ==========      ===========      ==========   ==========

          Securities held-to-maturity consist of the following at March 31:
                                                                      Gross            Gross
                                                     Amortized      Unrealized       Unrealized        Fair
                                                       Cost           Gains            Losses         Value
                                                    -------------  -------------   -------------  -------------
                                                                          (In Thousands)
                     1998
           ---------------------------

           U.S. Treasury and agency obligations       $ 3,000          $ - -             $ 1        $ 2,999
                                                    =============  =============      ==========   ==========


          During the year ended March 31, 1998, the Company sold securities available-for-sale for total proceeds of $2,776,000 resulting in realized gains of $2,000 and realized losses of $26,000.

          The following is a summary of the maturities of securities held-to-maturity at March 31, 1998:

                                                     Amortized        Fair
           Amounts maturing in:                         Cost          Value
                                                   -------------  -------------

           One year or less                           $ 500          $ 500
           After one year through five years          2,500          2,499
                                                   -------------  -------------

                                                    $ 3,000        $ 2,999
                                                   =============  =============

                      NORTHWEST EQUITY CORP. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED



Note 3.   Mortgage-Backed Securities:

          The carrying values and estimated market values of mortgage-backed securities are summarized as follows at:

                                                                             Gross           Gross
                                                            Amortized      Unrealized      Unrealized        Fair
                                                               Cost          Gains           Losses         Value
                                                            ---------      ----------      ----------       -----

              March 31, 1998                                                     (In Thousands)
           ---------------------------

           FNMA certificates                                 $ 3,868        $  59            $   1         $ 3,926
           GNMA certificates                                   2,153           83              - -           2,236
           FHLMC certificates                                    377            7              - -             384
                                                             -------        -----            -----         -------

                                                             $ 6,398        $ 149            $   1         $ 6,546
                                                             =======        =====            =====         =======

                                                                             Gross           Gross
                                                            Amortized      Unrealized      Unrealized        Fair
                                                               Cost          Gains           Losses         Value
                                                            ---------      ----------      ----------       -----
              March 31, 1997                                                     (In Thousands)
            ---------------------------

            FNMA certificates                                $ 4,622        $ - -            $  98         $ 4,524
            GNMA certificates                                  2,365            2                3           2,364
            FHLMC certificates                                   434          - -               14             420
                                                             -------        -----            -----         -------
                                                             $ 7,421        $   2            $ 115         $ 7,308
                                                             =======        =====            =====         =======


Note 4.   Loans Receivable:

          Loans receivable are summarized as follows as of March 31:

                                                       1998           1997
                                                       ----           ----
            Real estate mortgage loa                     (In Thousands)
             One to four families                    $ 57,975       $ 55,158
             Other                                      8,582         10,673
             Commercial loans                           4,397          4,663
             Consumer loans                             7,827          7,207
                                                     --------       --------
                Totals                                 78,781         77,701
             Less: Allowance for losses                  (484)          (461)
                                                     --------       --------
                Total loans receivable               $ 78,297       $ 77,240
                                                     ========       ========

          The following is an analysis of the allowance for loan losses for the years ended March 31:

                                               1998            1997        1996
                                              ------          ------      ------
                                                          (In Thousands)
          Balance - beginning                 $ 461           $ 433       $ 434
          Provision charged to income           100              81          24
          Loans charged off - net of recoveries (77)            (53)        (25)
                                              ------           ------     ------
          Balance - ending                    $ 484           $ 461       $ 433
                                              ======           ======     ======

                     NORTHWEST EQUITY CORP. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED



Note 4.   Loans Receivable:

          Loans serviced for others are not included in the above mounts. They totaled $30,691,000, $25,250,000 and $22,874,000 at March 31, 1998,
          1997 and 1996, respectively.

          The allowance for credit losses includes specific allowances related to loans which have been judged to be impaired and which fall within the scope of SFAS No. 114. A loan is impaired when, based on current information, it is probable that the Company will not collect all amounts due in accordance with the contractual terms of the loan agreement. These specific allowances are based on discounted cash flows of expected future payments using the loan's initial effective interest rate or the fair value of the collateral if the loan is collateral dependent. There were no loans considered impaired as of or during the years ended March 31, 1997 and March 31, 1996. Impaired loans at March 31, 1998 consisted of:

          Impaired loans - nonaccrual                           $685,000
          Less - allowance for credit losses                      90,000
                                                                 -------

          Net investment in impaired loans                      $595,000
                                                                ========

          There was no interest income recognized on the impaired loans during the year ended March 31, 1998.

          The Company, in the ordinary course of business, grants loans to the Company's executive officers and directors, including their families at terms comparable to transactions with other customers. In the opinion of management, such loans do not involve more than the normal risk of collectibility or present other unfavorable features.

          Activity in related party loans during the year ended March 31, 1998 is summarized below:

               Loans outstanding, April 1,                   $132,915
               Repayments                                     (93,430)
                                                              -------

               Loans outstanding, March 31,                  $ 39,485
                                                              =======


Note 5.   Premises and Equipment:

          Premises and equipment are summarized by major classification as follows at March 31:

                                                       1998           1997
                                                       ----           ----
                                                         (In Thousands)
           Land and improvements                      $ 569          $ 569
           Buildings and improvements                 1,543          1,543
           Furniture, fixtures and equipment          1,043            995
                                                      -----          -----
              Total                                   3,155          3,107
           Less accumulated depreciation                905            766
                                                      -----          -----
                                                    $ 2,250        $ 2,341
                                                      =====          =====

                     NORTHWEST EQUITY CORP. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED



Note 6.   Foreclosed Properties and Properties Subject to Foreclosure:

          Properties subject to foreclosure were $159,000 at March 31, 1998. There were no foreclosed properties at March 31, 1998 and 1997 and no properties subject to foreclosure at March 31, 1997.


Note 7.   Accrued Interest Receivable:

          Accrued interest receivable is comprised of the following at March 31:

                                                      1998           1997
                                                      ----           ----
                                                          (In Thousands)
          Loans receivable                           $ 493          $ 544
          Mortgage backed obligations                   39             45
          Investments                                   46             67
                                                      ----            ---

                                                     $ 578          $ 656
                                                      ====           ====

          The Bank has provided an allowance for uncollected interest on loans at March 31, 1998 and 1997 of $17,000 and $10,000, respectively.


Note 8.   Savings Accounts:

          Savings accounts are summarized as follows at March 31:

                                                                      1998                           1997
                                                              ----------------------         ----------------------
                                                                            Weighted                       Weighted
                                                                            Average                        Average
                                                              Amount          Rate           Amount          Rate
                                                              ------        --------         ------        --------

                                                                                 (In Thousands)

          Noninterest bearing demand deposit                 $ 3,823                        $ 2,792
                                                             -------                        -------
             Interest bearing deposits
                 Passbook rates                                6,091          2.15%           5,905          2.16%
                 Money market accounts                         6,026          4.87%           5,029          4.61%
                 NOW accounts                                  5,910          2.31%           5,989          2.26%
                 Demand deposits
                 Certificates of deposit                      40,428          5.73%          41,842          5.75%
                                                              ------          ----          ------          ----

                 Total interest bearing deposits              58,455          4.62%          58,765          4.71%
                                                              ------          ====           ------          ====

                 Total deposits                              $62,278                        $61,557
                                                              ======                         ======

                     NORTHWEST EQUITY CORP. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED



Note 8.   Savings Accounts - Continued:

          Certificates of deposit have scheduled maturity dates as follows at March 31, 1998 (in thousands):

                       1999                 $ 29,403
                       2000                    6,496
                       2001                    2,939
                       2002                    1,113
                       2003                      477

          The total amount of certificates of deposits with balances in excess of $100,000 was $3,243,000 and $3,160,000 at March 31, 1998 and 1997,
          respectively.

          Deposits from Company directors, executive officers, and related firms in which they are principal owners totaled $302,000 at March 31, 1998.

          Interest on savings deposits is summarized as follows for the years ended March 31:

                                            1998          1997        1996
                                            ----          ----        ----
                                                     (In Thousands)
           MMDA and NOW accounts           $ 398         $ 343       $ 268
           Savings deposits                  130           132         174
           Certificates of deposit         2,365         2,409       2,172
                                           -----         -----       -----
                       Total             $ 2,893       $ 2,884     $ 2,614
                                           =====         =====       =====


Note 9.   Advances From Federal Home Loan Bank:

          Pursuant to collateral agreements with the Federal Home Loan Bank ("FHLB"), advances are secured by all stock in the FHLB and qualifying first mortgage loans aggregating 170% of the amount of outstanding advances. The following is a summary of these advances at March 31:

                                                                                 1998           1997
                                                                                 ----           ----
                                                                                   (In Thousands)

           Advances due in the following years with rates from
             4.00% to 8.31%                               1998                 $  - -         $ 7,550
                                                          1999                   5,050          5,050
                                                          2000                   4,450          4,450
                                                          2001                     419            419
                                                          2003                   7,000           - -
                                                          2004                    - -             165
                                                          2005                   2,143           - -
                                                                                 -----         ------
                                                                               $19,062        $17,634
                                                                                ======         ======

                      NORTHWEST EQUITY CORP. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED



Note 10.  Other Borrowed Money:

          Other borrowed money is summarized as follows at March 31:

                                                                                              1998           1997
                                                                                              ----           ----

                                                                                                  (In Thousands)
                 Note payable from a bank due with interest at 2% over prime
                    in August, 1997, unsecured.                                             $ - -          $   58
                 Retail security repurchase agreements with weighted-average interest rates of 6.08% and  6.13% at March 31, 1998 and
                    1997, respectively.                                                      5,258          4,405
                                                                                             -----          -----

                                                                                            $5,258         $4,463
                                                                                             =====          =====

          The retail repurchase agreements are generally for terms of less than one year and are collateralized by investments and loans with carrying values of $6,780,000 and $7,059,000 at March 31, 1998 and 1997,
          respectively.

          The following information relates to securities sold under repurchase agreements for the years ended March 31:
                                                  1998        1997       1996
                                                  ----        ----       ----
                                                       (In Thousands)
          For the year:
          Highest month-end balance              $ 6,501    $ 5,761    $ 4,442
          Daily average balance                  $ 4,936    $ 4,808    $ 3,634
          Weighted average rate                    6.94%      5.74%      6.60%


Note 11.     Income Taxes:

          The provision for income taxes differs from that computed at the federal and state statutory corporate rates as follows for the years ended March 31:

                                                                              1998            1997           1996
                                                                              ----            ----           ----

                                                                                         (In Thousands)
             Tax at federal statutory rate (34%)                             $ 588           $ 417          $ 489

             Increases (decreases) in taxes:
               State income taxes net of federal benefit                        25              68             79
               Other                                                            (3)             32             29
                                                                              ----            ----           ----

                      Federal and state income taxes                         $ 610           $ 517          $ 597
                                                                              ====            ====           ====

                      NORTHWEST EQUITY CORP. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED



Note 11.  Income Taxes - Continued:

          The provision for income taxes consists of the following for the years ended March 31:
                                        1998            1997           1996
                                        ----            ----           ----
                                                   (In Thousands)
              Current                  $ 678           $ 474          $ 613
              Deferred                   (68)             43            (16)
                                        ----            ----           ----

                                       $ 610           $ 517          $ 597
                                        ====            ====           ====

          The Bank has qualified under the provisions of the Internal Revenue Code which permit as a deduction from taxable income an allowance for bad debts which differs from the provision for such losses charged to income. Accordingly, retained earnings at March 31, 1998 includes approximately $1,295,000 for which no provision for income taxes has been made. If in the future this portion of retained earnings is used for any purpose other than to absorb bad debt losses, federal and state income taxes may be imposed at the then applicable rates.

          The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities are summarized as follows at March 31:

                                                                               1998            1997           1996
                                                                               ----            ----           ----
                                                                                         (In Thousands)
                 Allowance for loan losses                                    $ 102            $ 70           $ 80
                 Valuation allowance for securities held for sale               - -              20             22
                 Accrued compensation                                            22              22             22
                 Deferred compensation                                           56              32            - -
                 Stock incentive plan                                            43              82             56
                 Other                                                          - -             - -              1
                                                                                ---             ---            ---
                      Total deferred tax assets                                 223             226            181
                                                                                ---             ---            ---
                 Premises and equipment                                        (137)           (124)          (121)
                 Dividends on ESOP Plan                                         (52)            - -            - -
                 FHLB common stock dividends                                    (17)            (17)           (17)
                                                                                ---             ---            ---
                      Total deferred tax liabilities                           (206)           (141)          (138)
                                                                                ---             ---            ---

                                                                               $ 17            $ 85           $ 43
                                                                               ====            ====           ====


Note 12.  Financial Instruments With Off-Balance Sheet Risk:

          The Financial Accounting Standards Board has issued three statements concerning financial instruments. SFAS No. 105 requires that certain information be disclosed about financial instruments with off-balance sheet risk and financial instruments with concentrations of credit risk. SFAS No. 107 requires such entities to disclose the fair value of financial instruments. SFAS No. 119 requires certain disclosures for derivative financial instruments. The Company does not presently have nor has it had any derivative type instruments requiring disclosure.

                      NORTHWEST EQUITY CORP. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED



Note 12.  Financial Instruments With Off-Balance Sheet Risk - Continued:

          The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit. Commitments to extend credit involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract amount reflects the extent of involvement the Company has in this particular financial instrument.

          Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and generally require payment of a fee. As some commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates the creditworthiness of each customer on a case by case basis.

          The Company generally extends credit only on a secured basis. Collateral obtained varies, but consists primarily of one-to-four family residences located in Northwestern Wisconsin. Commitments to sell mortgage loans represent commitments to sell mortgage loans to other entities at a future date and at a specified price. Commitments to sell mortgage loans and commitments to extend credit are generally exercised and fulfilled within ninety days. The fair value of mortgage loans held for sale plus the commitments to extend credit generally offset the commitments to sell mortgage loans. Both the commitments to extend credit and the commitments to sell mortgage loans are at current market rates.

          At March 31, 1998, the Company was committed to originate approximately $1,948,000 of first mortgage loans. In addition, the undisbursed portion of other credit lines were $3,035,000 at March 31, 1998.

          In the normal course of business, various legal proceedings involving the Company are pending. Management, based upon advice from legal counsel, does not anticipate any significant losses as a result of these actions.

Note 13.  Employee Benefit Plans:

          The Company has a qualified defined contribution plan covering substantially all full-time employees who have completed one year of service and are at least 21 years old. During the years ended March 31, 1998, 1997 and 1996, the Bank contributed $53,000, $39,000 and
          $29,000, respectively, to this plan.

                      NORTHWEST EQUITY CORP. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED



Note 13.  Employee Benefit Plans - Continued:


          On April 1, 1994, the Company established an Employee Stock Ownership Plan ("ESOP") for substantially all of its full-time employees. As part of the stock conversion, the ESOP borrowed $826,000 from the Company and purchased 103,250 shares of the Company's common stock. The debt bears interest at 8% and is collateralized by the shares of common stock held by the ESOP. The Bank is committed to make cash payments to the ESOP in amounts sufficient for it to meet the debt service requirements over a seven year term. Cash dividends on common stock held by the ESOP are applied to debt principal and interest. The unpaid balance of the ESOP loan has been eliminated in consolidation and the amount of unearned ESOP compensation expense is shown as a reduction of stockholders' equity. ESOP expense for the year ended March 31, 1998 , 1997 and 1996 totaled $163,000, $160,000 and
          $135,000, respectively. At March 31, 1998 the number of shares allocated, committed to be released and suspense shares were 29,500, 14,750 and 59,000, respectively. The fair value of unearned shares at March 31, 1998 was $1,558,000.

          The Bank established an employee stock incentive plan on October 10, 1995. The Bank purchased 41,300 shares for $459,000 and awarded them to officers and employees of the Bank. The shares awarded vest 33.33% per year commencing October, 1996. The aggregate purchase price of the shares is being amortized to compensation expense as the participants become vested. The unamortized cost is being reflected as a reduction of shareholders' equity as unearned restricted stock. Compensation expense of $89,000, $204,000 and $140,000 was recognized for the years ended March 31, 1998, 1997 and 1996, respectively. During the year ended March 31, 1997, the Bank established a deferred compensation agreement with it's President to defer the amounts due until his retirement. Amounts deferred under the deferred compensation plan were $79,000 for the year ended March 31, 1997.


Note 14.  Stock Options:

          On October 10, 1995, the Company adopted a Stock Option Plan and granted options for 103,251 shares of common stock for a non-qualified stock option plan for directors and a qualified incentive stock option plan for employees. All such options are currently exercisable at $10.44 per share and expire in October 2005.

          A summary of the status of the stock option plan as of March 31, 1998 and 1997 is as follows:

                                                      1998            1997
                                                      ----            ----

          Options outstanding - April 1,            103,251         103,251
            Granted                                    - -             - -
            Exercised                                  (542)           - -
            Forfeited                                (1,082)           - -
                                                    -------         -------

          Options outstanding - March 31,           101,627         103,251
                                                    =======         =======

                     NORTHWEST EQUITY CORP. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED



Note 14.  Stock Options - Continued:

          The Company applies Accounting Principles Board (APB) Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                  1998     1997      1996
                                                  ----     ----      ----

           Net income (In Thousands)            $ 1,066   $ 656     $ 788
           Basic earnings per share             $  1.38   $0.77     $0.85
           Diluted earnings per share           $  1.31   $.076     $0.85


Note 15.  Stockholders' Equity:

          On September 1, 1993, the Board of Directors of the Bank adopted a plan under which the Bank would convert from a mutual savings bank to a stock savings bank with the concurrent formation of a holding company. On October 7, 1994, the Company sold 1,032,517 shares of common stock at $8.00 per share. Net proceeds from the conversion, after recognizing conversion expenses and underwriting costs of $643,000, were $6,791,000.

          At the time of conversion, the Bank established a "Liquidation Account" in an amount equal to the Bank's net worth as of the date of the latest consolidated financial statements. The Liquidation Account will be maintained for the benefit of depositors who continue to maintain their deposits in the Bank after conversion. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits. In the event of a complete liquidation, and only in such an event, each eligible depositor will be entitled to receive a liquidation distribution from the liquidation account, in the proportionate amount of the then-current adjusted balance for deposits then held, before any liquidation distribution may be made with respect to the stockholders. Except for the repurchase of stock and payment of dividends by the Bank, the existence of the liquidation account will not restrict use or application of stockholders' equity.

          Deposits of the Bank are insured to the maximum allowable amounts by the Savings Association Insurance Fund ("SAIF") as administered by the Federal Deposit Insurance Corporation ("FDIC"). FDIC-insured institutions are required to follow certain capital adequacy guidelines which prescribe minimum levels of capital and require that institutions meet certain risk-based and leverage capital requirements. Under the FDIC capital regulations, the Bank is required to meet the following capital standards: (1) Tier 1 capital in an amount not less than 3% of total assets; (2) Tier 1 capital in an amount not less than 4% of risk-weighted assets; and (3) total capital in an amount not less than 8% of risk-weighted assets. Tier 1 capital is defined to include the Bank's common shareholders' equity. Total capital is defined to include Tier 1 capital plus the allowance for loan losses and the adjustment of the carrying value of securities available-for-sale.

                      NORTHWEST EQUITY CORP. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED



Note 15.  Stockholders' Equity - Continued:

          The risk-based capital requirements presently address credit risk related to both recorded assets and off balance sheet commitments and obligations. Risk weighted assets for regulatory purposes at March 31, 1998 totaled $62,644,000. The Bank's various regulatory capital measurements are summarized below at March 31, 1998:

          Stockholder's equity - Tier 1 Capital                         $ 8,752
          Add: Qualifying general loan loss allowance                       484
                                                                         ------
          Total capital ratio and risk-weighted capital ration          $ 9,236
                                                                         ======

          The following table summarizes the Bank's capital amounts and ratios and the respective amounts required by the FDIC and the state of Wisconsin at March 31, 1998:

             Amounts (In Thousands)    Actual         Required        Excess
                                       ------         --------        ------

          Tier 1 capital ratio        $ 8,752         $ 2,852        $ 5,900
          Total capital ratio           9,236           3,803          5,433
          Risk-weighted capital ratio   9,236           5,012          4,224
          State of Wisconsin            9,236           6,119          3,117

             Ratios                    Actual         Required        Excess
                                       ------         --------        ------

          Tier 1 capital ratio           9.21%           3.00%          6.21%
          Total capital ratio            9.72%           4.00%          5.72%
          Risk-weighted capital ratio   14.74%           8.00%          6.74%
          State of Wisconsin             9.06%           6.00%          3.06%


Note 16.  Fair Values of Financial Instruments:

          The following methods and assumptions were used by the Bank in estimating its fair value disclosures for financial instruments:

          Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and short-term instruments approximate those assets fair values.

          Investments and mortgage-backed securities:Fair values for investments and mortgage-backed securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

          Loans receivable: For variable-rate mortgage loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for residential mortgage loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair values for commercial real estate loans, rental property mortgage loans and consumer and other loans are estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of interest approximates its fair value.

                      NORTHWEST EQUITY CORP. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED



Note 16.  Fair Values of Financial Instruments - Continued:

          Deposits: The fair values disclosed for interest and noninterest checking accounts, passbook accounts and money market accounts are, by definition, equal to the amount payable on demand at the reporting date. The fair values of fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities of the outstanding certificates of deposit.

          Federal Home Loan Bank Advances: The Bank's long-term borrowings are estimated using the discounted cash flow analysis, based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

          The  carrying amounts and fair values of the Bank's financial instruments consisted of the following at March 31:
                                                         1998                           1997
                                                 ----------------------         ----------------------
                                                 Carrying         Fair          Carrying         Fair
                                                  Value          Value           Value          Value
                                                 --------        -----          --------        ------
          Financial assets:
           Cash and cash equivalents              $ 6,047        $ 6,047         $ 2,980        $ 2,980
           Investment securities                    4,159          4,158           3,664          3,664
           Mortgage-backed securities               6,398          6,546           7,421          7,308
           Loans receivable:
            Real estate - one-to-four family       58,117         58,617          55,573         55,995
            Real estate - other                     8,582          8,656          10,673         10,737
            Other loans                            12,224         12,228          11,870         11,960
                                                   ------         ------          ------         ------
                                                  $89,480        $90,205         $89,201        $89,664
                                                   ======         ======          ======         ======

                                                          1998                           1997
                                                -----------------------        ----------------------
                                                Carrying         Fair          Carrying         Fair
                                                  Value          Value           Value          Value
                                                --------         -----         --------         -----
          Financial liabilities:
           Savings deposits and checking accounts $18,027       $ 18,027         $19,715        $19,715
           Certificates of deposit                 40,428         40,395          41,842         41,887
           Federal Home Loan Bank Advances         19,062         18,616          17,634         17,518
           Other borrowed money                     5,258          5,251           4,463          4,406
                                                   ------         ------          ------         ------
                                                  $82,775        $82,289         $83,654        $83,526
                                                   ======         ======          ======         ======

                      NORTHWEST EQUITY CORP. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED



Note 17.  Earnings Per Share:

          Earnings per share are based upon the weighted average number of shares outstanding. The following shows the computation of the basic and diluted earnings per share.
                                                            Weighted
                                                            Average    Earnings
                                                   Net     Number of     Per
                                                 Income      Shares     Share
                                                 ------    ---------   --------
          Year Ended March 31, 1998:

                 Earnings Per Share - Basic      $1,120     775,112     $ 1.44
                                                                          ====
                 Effect of Stock Options     \     - -       39,603
                                                  -----      ------

                 Earnings Per Share - Diluted    $1,120     814,715    $ 1.37
                                                  =====     =======      ====

          Year Ended March 31, 1997:

                 Earnings Per Share - Basic      $  710     847,090    $ 0.84
                                                                         ====
                 Effect of Stock Options           - -       11,198
                                                   ----      ------

                 Earnings Per Share - Diluted    $  710     858,288    $ 0.83
                                                    ===     =======      ====

          Year Ended March 31, 1996:

                 Earnings Per Share - Basic      $  842     930,863    $ 0.90
                                                                         ====
                 Effect of Stock Options           - -         - -
                                                   ----     -------

                 Earnings Per Share - Diluted    $  842     930,863    $ 0.90
                                                    ===     =======      ====

Note 18.  Condensed Parent Company Only Financial Information:

          Balance Sheets - at March 31:                    1998           1997
                                                           ----           ----
                                                             (In Thousands)
                  Assets:
                      Cash and cash equivalents         $ 2,653        $ 3,176
                      Investment in subsidiary            8,752          7,630
                      Deferred income tax assets             93            112
                      Other current assets                  161             82
                                                         ------         ------
                                                        $11,659        $11,000
                                                         ======         ======

                 Liabilities                            $   145        $   141
                 Stockholders' Equity                    11,514         10,859
                                                         ------         ------
                                                        $11,659        $11,000
                                                         ======         ======

                      NORTHWEST EQUITY CORP. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED



Note 19.  Condensed Parent Company Only Financial Information - Continued:

          Statements of Operations - for the years ended March 31:
                                                      1998     1997       1996
                                                      ----     ----       ----
                                                          (In Thousands)

            Interest income                           $ 197   $ 271      $ 198
            Equity in net income of subsidiary        1,092     712        968
                                                      -----     ---      -----
               Total income                           1,289     983      1,166
            Other expense                               148     273        277
                                                      -----     ---      -----
            Income before provision for income taxes  1,141     710        889
            Income taxes                                 21     - -        (26)
                                                      -----     ---      -----
               Net income                           $ 1,120   $ 710      $ 915
                                                      =====     ===      =====


          Statements of Cash Flows - for the years ended March 31:

                                                                                  1998            1997           1996
                                                                               ------------   -------------  -------------
                                                                                        (In Thousands)

          Cash flows from operating activities:
           Net income                                                           $ 1,120          $ 710          $ 915
           Adjustments to reconcile net income to net cash
             provided by operating activities:
             Equity in net income of subsidiary                                  (1,092)          (712)          (968)
             Deferred income taxes                                                   19            (57)           (55)
             Amortization of ESOP and restricted stock awards                       258            345            267
             Change in operating assets and liabilities:
               Other current assets                                                 (79)           (74)            52
               Other liabilities                                                      3            120             22
                                                                               -------------  -------------  -------------
                   Net cash provided by operating activities                        229             332            233
                                                                               -------------  -------------  -------------

           Cash flows from investment activities:
            Maturity of investment securities                                       - -             - -          3,300
            Cash dividends from subsidiary                                          - -           2,670            - -
                                                                               -------------   -------------  -------------
                   Net cash provided by investment activities                       - -           2,670          3,300
                                                                               -------------   -------------  -------------

           Cash flows from financing activities:
            Purchase of common stock for the treasury                              (301)         (1,695)          (561)
            Purchase of common stock for incentive plan                             - -             - -           (460)
            Cash dividends                                                         (451)           (370)          (336)
                                                                               -------------   -------------  -------------
                   Net cash used in financing activities                           (752)         (2,065)        (1,357)
                                                                               -------------   -------------  -------------
                   Net increase (decrease) in cash                                 (523)            937          2,176
            Cash and cash equivalents at beginning                                3,176           2,239             63
                                                                               -------------   -------------  -------------

            Cash and cash equivalents at end                                    $ 2,653         $ 3,176        $ 2,239
                                                                               =============   =============  =============

                      NORTHWEST EQUITY CORP. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED



Note 19.  Quarterly Consolidated Financial Information (Unaudited):

                                                               1997                                          1998
                                                           --------------------------------------------  -------------
                                                             June 30,       Sept. 30,        Dec. 31,      March 31,
                                                           -------------  -------------   -------------  -------------
                                                                                 (In Thousands)
                 Interest and dividend income                $ 1,911        $ 1,928          $ 1,959        $ 1,965
                 Interest expense                              1,050          1,066            1,075          1,052
                                                          -------------  -------------   -------------  -------------
                    Net interest income                          861            862             884            913
                 Provision for loan losses                        25             25              25             25
                                                          -------------  -------------   -------------  -------------
                    Net interest income after provision
                         for loan losses                         836            837             859            888
                 Non-interest income                             130            136             135            207
                 Non-interest expense                            561            582             560            595
                                                          -------------  -------------   -------------  -------------
                    Income before income taxes                   405            391             434            500
                 Income taxes                                    153            135             149            173
                                                          -------------  -------------   -------------  -------------
                    Net income                                 $ 252          $ 256           $ 285          $ 327
                                                          =============  =============   =============  =============

                 Earnings per share                           $ 0.33         $ 0.33          $ 0.37         $ 0.42
                 Dividends                                    $ 0.12         $ 0.13          $ 0.14         $ 0.15
                 Market information:
                    Trading range -  high                    $ 13.63        $ 16.75         $ 20.75        $ 22.25
                                     low                     $ 15.00        $ 14.63         $ 16.13        $ 20.75
                                     close                   $ 15.00        $ 16.13         $ 20.75        $ 21.13


                                                               1996                                          1997
                                                           --------------------------------------------  -------------
                                                             June 30,       Sept. 30,        Dec. 31,      March 31,
                                                           -------------  -------------   -------------  -------------
                                                                                 (In Thousands)
                 Interest and dividend income                 $1,802         $1,868          $1,903         $1,919
                 Interest expense                                972          1,010           1,052          1,038
                                                           -------------  -------------   -------------  -------------
                    Net interest income                          830            858             851            881
                 Provision for loan losses                         6             25              25             25
                                                           -------------  -------------   -------------  -------------
                    Net interest income after provision
                         for loan losses                         824            833             826            856
                 Non-interest income                             140            141             146            104
                 Non-interest expense                            577            954             547            565
                                                           -------------  -------------   -------------  -------------
                    Income before income taxes                   387             20             425            395
                 Income taxes                                    164              8             177            168
                                                           -------------  -------------   -------------  -------------
                    Net income                                  $223            $12            $248           $227
                                                           =============  =============   =============  =============

                 Earnings per share                            $0.25          $0.01           $0.29          $0.29
                 Dividends                                     $0.09          $0.10           $0.10          $0.11
                 Market information:
                    Trading range -   high                    $10.38         $11.25          $12.50         $14.50
                                      low                     $10.25         $10.25          $11.25         $13.50
                                      close                   $10.38         $11.25          $12.13         $14.13

                      NORTHWEST EQUITY CORP. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED



Note 19.   Quarterly Consolidated Financial Information (Unaudited) - Continued:

                                                             June 30,      Sept. 30,        Dec. 31,      March 31,
                                                             --------      ---------        --------      ---------
                                                                                 (In Thousands)
                 Interest and dividend income                 $1,469         $1,596          $1,694         $1,714
                 Interest expense                                707            815             889            900
                                                                 ---            ---             ---            ---
                    Net interest income                          762            781             805            814
                 Provision for loan losses                         6              6               6              6
                                                                 ---            ---             ---            ---
                    Net interest income after provision
                         for loan losses                         756            775             799            808
                 Non-interest income                             112            137             118            109
                 Non-interest expense                            480            506             605            584
                                                                 ---            ---             ---            ---
                    Income before income taxes                   388            406             312            333
                 Income taxes                                    154            177             141            125
                                                                 ---            ---             ---            ---
                    Net income                                  $234           $229            $171           $208
                                                                 ===            ===             ===            ===

                 Earnings per share                            $0.23          $0.22           $0.18          $0.23
                 Dividends                                     $0.07          $0.08           $0.09          $0.09
                 Market information:
                    Trading range -   high                     $9.50         $10.68          $11.32         $10.50
                                      low                      $8.68          $9.00          $10.00         $10.00
                                      close                    $8.75         $10.32          $10.62         $10.32


SHAREHOLDER INFORMATION

Board of Directors of Northwest Equity Corp. and Northwest Savings Bank
Brian L. Beadle
President, Chief Executive Officer, Chief Financial Officer and Director of the Company; President, Chief Executive Officer, Chief Financial Officer and Director of the Bank since 1976.

Gerald J. Ahlin
Director of the Company; Director of the Bank since 1985; prior to his retirement in 1992, business and economics teacher at Amery Public Schools, Amery, Wisconsin.

Vern E. Albrecht
Director of the Company; Director of the Bank since 1989; prior to his retirement in 1991, President and principal owner of Nova Tran Corporation, an electronics and medical manufacturing company, Clear Lake, Wisconsin.

Michael D. Jensen
Director of the Company; Director of the Bank since 1986; President of Amery Telcom, Inc., a communications company.

Donald M. Michels
Director of the Company; Director of the Bank since 1987; prior to his retirement in 1991, President of Holy Family Hospital, New Richmond, Wisconsin
 .
Norman M. Osero
Director of the Company; Director of the Bank since 1992; President of Dynatronix, Inc., Amery, Wisconsin, an electronic manufacturing company,
and Vice President of Amery Technical Products, Inc., Amery, Wisconsin,   a
subcontractor manufacturing company.

Executive Officers of Northwest Equity Corp. and Northwest Savings Bank
Brian L. Beadle
President, Chief Executive Officer, Chief Financial Officer and Director of the Company; President, Chief Executive Officer, Chief Financial Officer and Director of the Bank since 1976.

James L. Moore
Vice President and Secretary of the Company; Senior Vice President and Secretary of the Bank since 1990.

Headquarters

Northwest Equity Corp.        Northwest Savings Bank-
234 Keller Avenue South       Bank Office Locations
Amery, Wisconsin 54001
(715) 268-7105                Home Office:
                              234 Keller Avenue South
Northwest Savings Bank        Amery, Wisconsin 54001
234 Keller Avenue South       (715) 268-7105
Amery, Wisconsin 54001
(715) 268-7105                Branch Offices:

Northwest Savings Bank        New Richmond Office
234 Keller Avenue South       532 Knowles Avenue South
Amery, Wisconsin 54001        New Richmond, Wisconsin 54017
(715) 268-7105
                              Siren Office
                              24082 Highway 35 North
                              Siren, Wisconsin 54872
                              234 Keller Avenue South
                              Amery, Wisconsin 54001

Shareholder/Media Relations
Shareholders, investors, analysts, the news media and others interested in additional information may contact Brian L. Beadle, President and Chief Executive Officer of the Company, at the Company's headquarters.

Annual Report on Form 10-KSB
A copy of Northwest Equity Corp.'s Form 10-KSB filed with the Securities and Exchange Commission is available without charge by writing:
    Brian L. Beadle, President
    Northwest Equity Corp.
    234 Keller Avenue South
    Amery, Wisconsin 54001

Annual Meeting
The third annual meeting of shareholders of Northwest Equity Corp. will be held at 2:00 p.m., Amery time, July 14, 1998, at Centennial Hall, 608 Harriman Ave. South, Amery, Wisconsin 54001

Auditors
Wipfli Ullrich Bertelson LLP
400 Daly Avenue, Suite 200
Wisconsin Rapids, WI 54495

Legal Counsel
Michael Best & Friedrich
100 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

Transfer Agent
Firstar Trust Co.
615 East Michigan Avenue
Milwaukee, Wisconsin 53201
Telephone:        (414) 276-3737
Toll-Free:        (800) 637-7549

Stock Listing Information
Northwest Savings Bank converted from a mutual to a stock company, effective October 7, 1994, at which time Northwest Equity Corp. consummated the sale of 1,032,517 shares of its Common Stock to the public. The shares of Common Stock of Northwest Equity Corp. are publicly traded in the National Association of Securities Dealers, Inc. Automated Quotation "Small-Cap" Market under the symbol "NWEQ."

Stock Price Information
                   Share Pricing
                  1998           1997
Quarter Ended  Low    High    Low    High

March 31      20.63   22.25  11.50  14.50
June 30                      13.75   15.00
September 30                 14.38    16.75
December 31                  16.00    20.75

NWEQ completed its initial public offering of shares in October 1994

Shareholders and Shares Outstanding
As of May 31, 1998, there were 163 registered shareholders of record and 286 estimated additional beneficial shareholders for an approximate total of 449. Shares outstanding at May 31, 1997 were 825,301.