Form 10KSB40/A, Exhibit 13
period 1998-03-31
NORTHWEST EQUITY CORP
filed 1998-07-06
CIK 916527

                                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF
                                          NORTHWEST EQUITY CORP. (CONT.)

Selected Financial Ratios and Other Data:                              At or For the Fiscal Year
                                                                            Ended March 31,
                                                           ---------------------------------------------------
Performance Ratios                                                  1998              1997              1996
                                                                  -----------       -----------        ----------

   Return on average assets                                             1.15%             0.76%             1.06%
   Return on average equity                                            10.02%             6.18%             6.95%
   Interest rate spread during period(1)                                3.50%             3.51%             3.77%
   Net interest margin(1)                                               3.85%             3.88%             4.26%
   Non-interest expense to average assets                               2.37              2.84              2.74
   Non-interest income to average assets                                0.63              0.57              0.60
   Average interest-earning assets to
      average interest-bearing liabilities                              1.07x             1.08x             1.11x

Asset Quality Ratios

   Non-performing loans to gross loans(2)                               1.76%             1.37%             0.97%
   Non-performing assets to total assets(2)                             1.57%             1.13%             0.95%
   Allowance for loan losses to non-performing
       loans(2)                                                        34.87%            43.04%            62.48%
   Classified assets to total assets                                    1.91%             1.40%             0.90%
   Net charge-offs to average gross loans                               0.11%             0.07%             0.04%

Capital Ratios

   Average Equity to average assets                                    11.51%            12.36%            15.25%
   Equity to total assets at end of period                             11.66%            11.42%            13.74%

Other Data

   Number of deposit accounts                                          9,519             9,440             8,967
   Number of real estate loans outstanding                             1,652             1,670             1,532
   Number of real estate loans serviced                                2,318             2,206             2,031
   Number of consumer loans outstanding                                1,092             1,108             1,084
   Mortgage loan originations (in thousands)                         $29,720           $29,086           $25,179
   Full-service facilities                                                 3                 3                 3

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