Form 10KSB40, Exhibit 13
period 1999-03-31
NORTHWEST EQUITY CORP
filed 1999-06-28
CIK 916527

TABLE OF CONTENTS


                                                                           Page

Company Profile.........................................................     1
Financial Highlights of Northwest Equity Corp...........................     2
Letter to Shareholders..................................................     3
Financial Table of Contents.............................................     4
Selected Consolidated Financial and Other Data of Northwest Equity Corp. 5 Management's Discussion and Analysis of Financial Condition
  and Results of Operations of Northwest Equity Corp....................     7
Independent Auditor's Report............................................    24
Consolidated Financial Statements of Northwest Equity Corp.
   Consolidated Balance Sheets of the Company at March 31, 1999 and 1998. 25 Consolidated Statements of Operations of the Company for the Years Ended
      March 31, 1999, 1998 and 1997......................................   26
   Consolidated Statements of Shareholders' Equity of the Company for the
     Years Ended March 31, 1999, 1998 and 1997...........................   27
   Consolidated Statements of Cash Flows of the Company for the Years Ended
     March 31, 1999, 1998 and 1997.......................................   28
Notes to Consolidated Financial Statements of Northwest Equity Corp......   30
Shareholder Information..................................................   53


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

         Northwest Savings Bank was established in 1936, and is regulated by the Wisconsin Department of Financial Institutions and the Federal Deposit Insurance Corporation. The Bank is a community-oriented, full-service financial institution offering a variety of retail financial services to meet the needs of the communities it serves. The Bank's principal business consists of attracting funds in the form of deposits and investing such funds primarily in residential real estate loans, mortgage-backed and related securities, and various types of commercial and consumer loans. The Bank has three full-service offices located in Polk, St. Croix and Burnett Counties, Wisconsin. At March 31, 1999, the Company had total assets of $97.6 million, total deposits of $62.0 million and shareholders' equity of $12.4 million.

      Northwest Equity Corp.'s common stock trades on The Nasdaq SmallCap Stock Market under the symbol "NWEQ."

         The Nasdaq Stock Market, which began operation in 1971, is the world's first electronic securities market and the fastest growing stock market in the U.S. Nasdaq utilizes today's information technologies--computers and telecommunications--to unite its participants in a screen-based market. It enables market participants to compete with each other for investor orders in each Nasdaq security and, through the use of Nasdaq Workstation II and other automated systems, facilitates the trading and surveillance of thousands of securities. This competitive marketplace, along with the many products and services available to issuers and their shareholders, attracts today's largest and fastest growing companies to Nasdaq. These include industry leaders in computers, pharmaceuticals, telecommunications, biotechnology, and financial services. More domestic and foreign companies list on Nasdaq than on all other U.S. stock markets combined.

                 FINANCIAL HIGHLIGHTS OF NORTHWEST EQUITY CORP.





                                                              At or For the Fiscal Year Ended March 31,
                                                    1999                        1998                        1997
                                                    ----                        ----                        ----
                                                      (Dollars in thousands, except per share data and ratios)


Total Assets...............................        97,585                      98,739                      95,097

Loans Receivable, Net......................        73,347                      78,297                      77,240

Securities held to maturity................         9,435                       9,398                      10,173

Shareholders' Equity.......................        12,361                      11,514                      10,859

Net Interest Income After
  Provision for Loan Losses................         3,353                       3,420                       3,339

Total Other Income.........................           736                         608                         531

Total General and
  Administrative Expenses..................         2,465                       2,298                       2,643

Net Income.................................         1,133                       1,120                         710

Basic Earnings Per Share...................         $1.45                       $1.44                       $0.84

Diluted Earnings Per Share.................         $1.37                       $1.37                       $0.83

Return on Average Assets...................          1.15%                       1.15%                        .76%

Return on Average Equity...................          9.50%                       9.85%                       6.18%

Interest Rate Spread.......................          3.50%                       3.50%                       3.51%

Net Interest Margin........................          4.08%                       3.85%                       3.88%

Non-Performing Loans
  to Gross Loans...........................           .32                        1.76                        1.37


                             LETTER TO SHAREHOLDERS

         The Board of Directors ("Board") and employees of Northwest Equity Corp. ("Company"), the holding company of Northwest Savings Bank, are proud to present the fifth annual report since the stock conversion consummated on October 7, 1994. On February 17, 1999, the Board announced that it had entered into a definitive agreement and plan of merger with Bremer Financial Corporation ("Bremer"), for Bremer to acquire Northwest stock in a transaction, which would be valued at $24.00 in cash for each share outstanding. "We're excited about the opportunity to serve the customers of Northwest Savings Bank," said Stan K. Dardis, Bremer Financial President and CEO. "The two organizations fit together naturally since both share a strong history of serving customers and the communities in which they live." I said, "The combining of our two institutions will merge similar customer bases and banking philosophies with the advantage of extending a greater variety of products, services and banking locations to the Northwest customer base. We believe the opportunity for enhanced financial services to be provided to our customers when combined with the financial terms offered to our shareholders offers a very attractive package."

         Bremer Financial Corporation, a privately held regional financial services company with $3.4 billion in assets, is the holding company for 86 banks in Minnesota, North Dakota and Wisconsin. The Otto Bremer Foundation and Bremer's more than 1500 employees own Bremer. Bremer is headquartered in Saint Paul, Minnesota.

     The Northwest Equity Corp.(the "Company") was incorporated on November 3, 1993, at the direction of the Bank to become a bank holding company and own all of the Bank's capital stock to be issued upon its conversion from mutual form to stock ownership (the "Conversion"). On October 7, 1994, the Bank completed the Conversion. On that date, the Company issued and sold 1,032,517 shares of its Common Stock at $8.00 per share. The gross proceeds from the sale of the shares of Common Stock were $8.3 million. Since that time the Company has repurchased 207,216 shares in various stock buy-back programs and reissued 647 shares under a stock option program. At $24.00 per share for 825,301 remaining shares, the gross proceeds from the sale to Bremer are $19.8 million.

     The transaction is expected to be completed by the fourth quarter of 1999, pending regulatory approval and approval of Northwest shareholders. Northwest stock has been very thinly traded, subject to wide spreads between the Bid and the Asked, and, consequently, subject to wide fluctuations in price. A special meeting will be held for the shareholders to vote on this proposal. The proxy statement for the special meeting will contain th edetails of the long and tedious process that was implemented to insure the shareholder received the highest possible price. The Board strongly recommends that shareholders vote to approve this transaction.

                                           /s/Brian L. Beadle
                                          Brian L. Beadle
                                          President and Chief Executive Officer

                           FINANCIAL TABLE OF CONTENTS


                                                                           Page

Selected Consolidated Financial and Other Data of Northwest Equity Corp..    5

Management's Discussion and Analysis of Financial Condition and
Results of Operations of Northwest Equity Corp.:

         General..........................................................   7

         Management Strategy..............................................   8

         Comparison of Operating Results for the Years Ended
           March 31, 1999 and March 31, 1998..............................  10

         Comparison of Operating Results for the Years Ended
           March 31, 1998 and March 31, 1997..............................  13

         Financial Condition..............................................  15

         Liquidity, Capital Resources and Regulatory Capital..............  16

         Impact of Inflation and Changing Prices..........................  17

         Current Accounting Developments..................................  18

         Asset/Liability Management.......................................  19

         Average Balance Sheet............................................  22

         Rate/Volume Analysis.............................................  23

Independent Auditor's Report..............................................  24

Consolidated Financial Statements of Northwest Equity Corp.:

         Consolidated Balance Sheets at March 31, 1999 and 1998...........  25

         Consolidated Statements of Operations for the Years Ended
            March 31, 1999, 1998 and 1997.................................  26

         Consolidated Statements of Shareholders' Equity for the Years Ended
            March 31, 1999, 1998 and 1997.................................  27

         Consolidated Statements of Cash Flows for the Years Ended
            March 31, 1999, 1998 and 1997.................................  28

Notes to Consolidated Financial Statements of Northwest Equity Corp.......  30

                SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF
                             NORTHWEST EQUITY CORP.

         Set forth below are selected consolidated financial and other data of the Company. The financial data is derived in part from, and should be read in conjunction with, the Consolidated Financial Statements of the Company and notes thereto that are presented elsewhere in this Annual Report.



                                                                                 At March 31,
                                                              ---------------------------------------------------
                                                                   1999              1998              1997
                                                              ---------------    --------------    --------------
                                                                             (In thousands)

Selected Financial Data:

Total assets                                                      $97,585           $98,739           $95,097
Loans receivable, net                                              73,347            78,297            77,240
Loans held for sale                                                   143               142               415
Cash and cash equivalents                                          10,470             6,047             2,980
Securities available-for-sale                                           -                 -             2,752
Mortgage-backed and related securities                              6,037             6,398             7,421
FHLB stock                                                            850             1,159               912
Deposits                                                           62,003            62,278            61,557
FHLB advances and other borrowings                                 22,615            24,320            22,097
Shareholder's Equity - substantially restricted                    12,361            11,514            10,859

                                                                          Fiscal Year Ended March 31,
                                                                    1999              1998              1997
                                                               ---------------    --------------    --------------
                                                                                  (In thousands)
Selected Operating Data:

Total interest income                                              $7,781            $7,763            $7,492
Total interest expense                                              4,052             4,243             4,072
                                                                   ------            ------            ------
    Net interest income                                             3,729             3,520             3,420
Provision for loan losses                                             376               100                81
                                                                   ------            ------            ------
    Net interest income after provision for loan
      losses                                                        3,353             3,420             3,339
Non-interest income:
    Mortgage servicing fees                                            94                77                77
    Service charges on deposits                                       252               251               220
    Loss on sale of investments                                         -               (24)                -
    Gain on sale of mortgage loans                                    206               130                59
    Other non-interest income                                         184               174               175
                                                                   ------            ------            ------
      Total other non-interest income                                 736               608               531

Total general and administrative expenses                           2,465             2,298             2,643
Income before income tax expense                                    1,624             1,730             1,227
Income tax expense                                                    491               610               517
                                                                   ------            ------            ------

    Net Income                                                      1,133             1,120               710

                SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF
                         NORTHWEST EQUITY CORP. (CONT.)


Selected Financial Ratios and Other Data:                                  At or For the Fiscal Year
                                                                                Ended March 31,
                                                               ---------------------------------------------------
Performance Ratios                                                  1999              1998              1997
                                                               ---------------    --------------    --------------

    Return on average assets                                        1.15%             1.15%             0.76%
    Return on average equity                                        9.50%             9.85%             6.18%
    Interest rate spread during period(1)                           3.50%             3.50%             3.51%
    Net interest margin(1)                                          4.08%             3.85%             3.88%
    Non-interest expense to average assets                          2.89              2.47              2.84
    Non-interest income to average assets                           0.75              0.63              0.57
    Average interest-earning assets to
       average interest-bearing liabilities                         1.07x             1.07x             1.08x

Asset Quality Ratios

    Non-performing loans to gross loans(2)                          0.32%             1.76%             1.37%
    Non-performing assets to total assets(2)                        0.31%             1.57%             1.13%
    Allowance for loan losses to non-performing
        loans(2)                                                  157.56%            34.87%            43.04%
    Classified assets to total assets                               0.66%             1.91%             1.40%
    Net charge-offs to average gross loans                          0.62%             0.11%             0.07%

Capital Ratios

    Average Equity to average assets                               12.14%            11.51%            12.36%
    Equity to total assets at end of period                        12.67%            11.66%            11.42%

Other Data

    Number of deposit accounts                                      9,448             9,519             9,440
    Number of real estate loans outstanding                         1,464             1,652             1,670
    Number of real estate loans serviced                            2,146             2,318             2,206
    Number of consumer loans outstanding                              974             1,092             1,108
    Mortgage loan originations (in thousands)                     $47,763           $29,720           $29,086
    Full-service facilities                                             3                 3                 3


-------------------------------

(1) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average interest-earning assets.

(2) Non-performing loans consist of non-accrual loans. Non-performing assets consist of non-performing loans and foreclosed properties.

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

         The earnings of the Company depend primarily on its level of net interest income. Net interest income is the difference between interest earned on interest-earning assets, consisting primarily of mortgage loans, mortgage-backed and related securities and other investment securities, and the interest paid on interest-bearing liabilities, consisting primarily of deposits and advances from the FHLB-Chicago. Net interest income is a function of the Company's "interest rate spread," which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as a function of the average balance of interest-earning assets as compared to interest bearing-liabilities. Many of the Company's assets, including mortgage loans and mortgage-backed and related securities, are subject to reinvestment risk. During periods of falling interest rates, higher yielding loans and mortgage-backed securities are more likely to prepay, and the Company may not be able to reinvest the proceeds from prepayments in loans or securities with yields similar to those prepaying. The Company's operating results also are affected to a lesser extent by the amount of its non-interest income, including loan servicing and loan related fees, gains on sales of mortgage loans, as well as transactional and other fee income. Additionally, gains or losses on the sale of investment securities and mortgage-backed and related securities may affect net income. The Company's non-interest expense consists principally of employee compensation, occupancy expenses, federal deposit insurance premiums and other general and administrative expenses. General economic conditions and the monetary, fiscal and regulatory policies of governmental agencies significantly affect the Company's operating results. The demand for and supply of housing, competition among lenders, the level of interest rates and the availability of funds influence lending activities. Deposit flows and prevailing market rates of interest on competing investment alternatives, account maturities and the levels of personal income and savings in the Company's market areas likewise heavily influences the costs of funds.

Regulatory Developments Related to Deposit Insurance

         The FDIC is an independent federal agency that insures the deposits, up to prescribed statutory limits, of federally insured banks and savings institutions and safeguards the safety and soundness of the banking and savings industries. Two separated insurance funds, the Bank Insurance Fund ("BIF") and the Savings Associations Insurance Fund ("SAIF") are maintained and administered by the FDIC. The Bank is a member of SAIF and the FDIC has examination authority over the Bank. The FDIC is authorized to establish separate annual assessment rates for deposit insurance for members of the BIF and SAIF. The FDIC may increase assessment rates for either fund if necessary to restore the fund's ratio of reserves to insured deposits to it target level within a reasonable time and may decrease such assessment rates if such target level has been met. The FDIC has established a risk-based assessment system for both SAIF and BIF members. Under this system, assessments are set within a range, based on the risk the institution poses to its deposit insurance fund. This risk level is determined based on the institution's capital level and the FDIC's level of supervisory concern about the institution.

Management Strategy

         Management's strategy has focused on managing the Company's interest rate risk and maintaining credit quality by emphasizing residential lending, primarily loans secured by one-to-four family, owner-occupied dwellings.

         Residential Mortgage Lending Emphasis: The Company's primary investing activity is the origination of one-to-four family residential mortgage loans secured by owner-occupied properties. At March 31, 1999, $54.1 million or 73.4% of gross loans consisted of such loans. Mortgage loan originations totaled $47.8 million, $29.3 million and $29.0 million for the fiscal years ended March 31, 1999, 1998 and 1997, respectively. The Company generally originates ARM loans for retention in its loan portfolio and generally sells all fixed rate loans originated to the secondary markets.

         Management of Interest Rate Risk: The Company has attempted to reduce its interest rate risk by emphasizing the origination of ARM loans for retention in its loan portfolio and by selling substantially all of its fixed rate loans originated. At March 31, 1999, $59.7 million or 81.4% of net loans receivable were ARM loans. Management believes this strategy has reduced income due to lower initial yields on these investments in comparison to longer-term fixed rate investments. However, management believes reducing its exposure to interest rate fluctuations tends to reduce the volatility of the Company's net interest income over the long-term.

         To maintain the Company's net interest margin, satisfy certain liquidity requirements by the Department of Financial Institutions ("DFI") and manage interest rate risk, the Company has maintained a portfolio of mortgage-backed and related securities held-to-maturity. The Company's mortgage-backed securities held-to-maturity at March 31, 1999, were $6.0 million or 6.1% of total assets, and at March 31, 1998, were $6.4 million or 6.5% of total assets.

         Management has adopted a strategy designed to achieve acceptable levels of matching of its assets and liabilities and their repricing characteristics. The primary elements of this strategy involve emphasizing the origination and purchase of adjustable-rate assets, and utilizing FHLB-Chicago advances to purchase participation interests in loans with similar terms to maturities and higher yields. Over the last five fiscal years, the Company has emphasized the matching of interest rate sensitivities through the sale of fixed rate mortgage loans originated, the origination of ARM loans, the repayment of fixed rate mortgage assets, and the purchase of short-term and adjustable-rate mortgage-backed and related securities. At March 31, 1999, the Company's one-year interest rate sensitivity gap as a percentage of total assets was a negative 4.43%. During periods of rising interest rates, a negative rate sensitivity gap would tend to negatively affect net interest income; however, during periods of falling interest rates, a negative interest rate sensitivity gap would tend to positively affect net interest income.

         In fiscal 1999, the Company leveraged its capital base by using the proceeds of borrowings from the FHLB-Chicago and deposits to originate additional loans. FHLB advances decreased to $17.0 million at March 31, 1999, compared to $19.1 million at March 31, 1998. The Company intends to continue to leverage its capital base by using FHLB-advances.

         Asset Quality: The Company emphasizes high asset quality in both its investment portfolio and lending activities. Non-performing assets have ranged between .31% and 1.57% of total assets during the last three years and were .31% of total assets at March 31, 1999. During the fiscal years ended March 31, 1999, 1998 and 1997, the Company recorded provisions for loan losses of $376,000, $100,000, and $81,000, respectively, to its allowance for loan losses and had net charge-offs of $485,000, $77,000, $53,000, respectively. The Company's allowance for loan losses at March 31, 1999, totaled $375,000 or 61.0% of cumulative net charge-offs during the last three fiscal years. The allowance for loan losses is determined by multiplying the average balance of real estate loans, installment and credit card loans, and commercial and other loans by the percentage of actual loss experience for the last three years for each category of loans, plus 15% for any substandard loans in each category of loans. Substandard loans are evaluated individually and actual loss percentage to the average balance of each category of loans as a group. Any unallocated portion of the allowance is applied to the category with the highest percentage of loss experience for the prior three years. A self-correcting mechanism to reduce differences between estimated and actual observed losses is not necessary since the allowance is determined by actual observed losses. The average balance of each category of loans reflects changes in loan concentration. Loan quality is reflected in the 15% allowance for any substandard loan. As the allowance is based on actual loss experience and the current level of substandard loans, no elimination methods and assumptions are used in determining the allowance. A change in substandard loans and the average balance of the categories of loans will be immediately reflected in the allowance. The level of the allowance is equal to historical net loss experience plus the 15% allowance for the current level of substandard assets. The ratio of allowance for loan losses to gross loans receivable was 0.51% at March 31, 1999.

         Management and Development of Customer Base: The Company has focused on managing deposits to maintain its capital ratios and improve the stability of its deposit base. In this regard, management has emphasized an increased level of service to its customers to retain and attract core deposits. In 1988, the Bank built and opened a new home office and implemented a strategy to expand the services it offers beyond those services traditionally offered by thrift institutions. These services include checking accounts, ATMs, night depositories, safe deposit boxes, drive-through banking, and investment products through its subsidiary, in order to create broad banking relationships with its customers. This expansion of services continued with the grand opening of the remodeled and expanded branch office in New Richmond, Wisconsin in June 1996.


Comparison of Operating Results for the Fiscal Years Ended March 31, 1999 and March 31, 1998

General

         Net income for the fiscal year ended March 31, 1999, increased $13,000 or 1.2% to $1,133,000 from $1,120,000 for the fiscal year ended March 31, 1998. The increase in net income was primarily due to an increase in net interest income of $209,000 from $3.5 million for the fiscal year ended March 31, 1998, to $3.7 million for the fiscal year ended March 31, 1999, and a $128,000 increase in total other income to $736,000 for the fiscal year ended March 31, 1999, from $608,000 for the fiscal year ended March 31, 1998. These increases was offset by a $276,000 increase in the provision for loan losses to $376,000 for the fiscal year ended March 31, 1999, from $100,000 for the for the fiscal year ended March 31, 1998. The increase in the provision for loan losses reflects the settlement of the case first reported under Part II, Item 1. Legal Proceedings in the Form 10QSB dated September 30, 1996, and in subsequent 10QSB and 10KSB reports. Return on average assets increased 1.16 % for the fiscal year ended March 31, 1999, from 1.15% for the prior year and return on average equity decreased 9.59 % from 9.85% for the same years. General and administrative expenses for the fiscal year ended March 31, 1999, increased $167,000 or 7.3% to $2.5 million from $2.3 million for the prior fiscal year. This increase was partially offset by a reduction of $119,000 in provision for income taxes from $610,000 for the fiscal year ended March 31, 1998, to $491,000 for the fiscal year ended March 31, 1999.

Net Interest Income

         Net interest income for the fiscal year ended March 31, 1999, increased $209,000 or 5.9% to $3.7 million from $3.5 million for the fiscal year ended March 31, 1998. The increase in net interest income is a result of an increase in interest income of $18,000 to $7,781,000 for the fiscal year ended March 31, 1999, compared to $7,763,000 for the fiscal year ended March 31, 1999; combined with a decrease in interest expense of $191,000 to $4,052,000 for the fiscal year ended March 31, 1999, from $4,243,000 for the fiscal year ended March 31, 1998.

Interest Income

         Interest income increased $18,000 or 0.23% to $7.78 million for the fiscal year ended March 31, 1999 from $7.76 million for the fiscal year ended March 31, 1998. Interest income on loans decreased $12,000 from $6.97 million for the fiscal year ended March 31, 1998, to $6.96 million for the fiscal year ended March 31, 1999. The decrease in interest income on loans results from a decrease of $1.13 million in the average outstanding balance of total loans to $78.3 million for the fiscal year ended March 31, 1999 from $79.5 million for the fiscal year ended March 31, 1998. Interest on mortgage-backed securities decreased $64,000 to $430,000 for the fiscal year ended March 31,1999, from $494,000 for the fiscal year ended March 31 ,1998. This decrease was due to a decrease in the average outstanding balance of mortgage backed securities from $6.9 million for the fiscal year ended March 31, 1998, to an average outstanding balance of $6.2 million for the fiscal year ended March 31, 1999. Interest on investments increased $94,000 to $394,000 for the fiscal year ended March 31,1999, compared to $300,000 for the fiscal year ended March 31,1998. The increase was due to an increase in the average outstanding balances of interest-bearing deposits in other financial institutions, investment securities, and Federal Home Loan Bank ("FHLB") stock of $1.9 million from $5.0 million for the fiscal year ended March 31,1998, to $6.9 million for the fiscal year ended March 31,1999.

Interest Expense

         Interest expense decreased $191,000 or 4.5% to $4.05 million for the fiscal year ended March 31, 1999, from $4.24 million for the fiscal year ended March 31, 1998. The decrease is due to the decrease in the average rate paid on interest-bearing liabilities decreased of 0.26% from 4.99% for the fiscal year ended March 31, 1998, to 4.73% for the fiscal year ended March 31, 1999. The average outstanding balance of interest-bearing liabilities increased $0.6 million from $85.1 million for the fiscal year ended March 31, 1998 to $85.7 million for the fiscal year ended March 31, 1999.. Interest on savings decreased $84,000 or 2.9% to $2.8 million for the fiscal year ended March 31, 1999, from $2.9 million for the fiscal year ended March 31, 1998. The decrease in interest expense was the result of a decrease of 0.16% from 4.65% in the average yield/rate during the fiscal year ended March 31, 1998, to 4.49% during the fiscal year ended March 31, 1999. The average outstanding balance of deposits increased $339,000 to $62.6 million for the fiscal year ended March 31, 1999, from $62.3 million for the fiscal year ended March 31, 1998. Interest on borrowings decreased $107,000 or 7.9% to $1.24 million for the fiscal year ended March 31, 1999, from $1.35 million for the fiscal year ended March 31, 1998. The decrease in interest on borrowings was the result of an decrease in the average rate on advances and other borrowings to 5.38% for the fiscal year ended March 31, 1999, from 5.91% for the fiscal year ended March 31, 1998. The decrease in the average rate was the result of lower interest rates offered by the FHLB during the fiscal year. The average balance of advances and other borrowings increased $236,000 from $22.8 million for the fiscal year ended March 31, 1998, to $23.1 million for the fiscal year ended March 31, 1999.

Provision for Loan Losses

         The provision for loan losses increased $276,000 to $376,000 for the fiscal year ended March 31, 1999, compared to $100,000 for the fiscal year ended March 31, 1998. The increase provides for the settlement of a loan reported in the Legal Proceedings and Provision for Loan Losses sections of 10QSB and 10KSB reports since September 30, 1996. The allowance for loan losses totaled $375,000 at March 31, 1999, compared to $484,000 at March 31, 1998, and represented 0.50 % and 0.61% of gross loans and 157.6% and 34.9% of non-performing loans, respectively. The allowance for loan losses calculation is based on a three year actual loss average, and the current allowance calculation incorporates the effect of the loan provided for in the provision for loan losses mentioned above.

Other Income

                  Total other income increased $128,000 or 21.1% to $736,000 for the fiscal year ended March 31, 1999, from $608,000 for the fiscal year ended March 31, 1998. The increase is primarily due to an increase in gain on sale of mortgage loans of $76,000 from $130,000 for the fiscal year ended March 31, 1998, to $206,000 for the fiscal year ended March 31, 1999. The increase in gain on sale of mortgage loans is due to the general decline of mortgage interest rates over the two comparable periods which enhances the bank's ability to generate gains on sale of mortgages. The increase is also partially due to absence of a loss on sale of investments in the fiscal year ended March 31, 1999, compared to ($24,000) for the fiscal year ended March 31, 1998. Mortgage servicing fees increased $17,000 from $77,000 for the fiscal year ended March 31, 1998, to $94,000 for the fiscal year ended March 31, 1999. Again this is a reflection of the general decline of mortgage interest rates over the two comparable periods, which encouraged loan-refinancing activity into fixed rates loans that are sold on the secondary market and thus increase mortgage-servicing fees. Other income increased $10,000 from $174,000 for the fiscal year ended March 31,1998, to $184,000 for the fiscal year ended March 31,1999. The increase is partially due to an increase of $17,000 in brokerage commissions in the bank's subsidiary to $71,000 for the fiscal year ended March 31,1999, from

$54,000 for the fiscal year ended March 31,1998. This increase was offset by a decrease of $11,000 in the profit on sale of real estate held in the Bank's subsidiary to $50,000 for the fiscal year ended March 31,1999, compared to $61,000 for the fiscal year ended March 31, 1998. With the transaction consummated in the quarter ending June 30, 1998, the Bank's subsidiary divested all of its real estate holdings.

General and Administrative Expenses

                  General and administrative expenses increased $167,000 or 7.3% to $2.5 million for the fiscal year ended March 31,1999, compared to $2.3 million for the fiscal year ended March 31,1998. The increase was primarily due to an increase of $118,000 in salaries and employee benefits from $1.2 million for the fiscal year ended March 31,1998, to $1.3 million for the fiscal year ended March 31,1999. The increase was due to adjustments in employee salaries in response to intense wage competition for employees in the marketplace. Data processing expenses increased $33,000 from $135,000 for the fiscal year ended March 31,1998, to $168,000 for the fiscal year ended March 31,1999. The increase was due to a scheduled contractual increase in the fee based on transaction volumes and a $20,000 fee for testing the data processing system for Year 2000 compliance. Net occupancy expense increased $15,000 from $350,000 for the fiscal year ended March 31,1998, to $365,000 for the fiscal year ended March 31,1999, and reflects some extraordinary maintenance items occurring during the current period.

Income Tax Expense

         Income tax expense decreased $119,000 or 19.5% from $610,000 for the fiscal year ended March 31,1998, to $491,000 for the fiscal year ended March 31,1999. The decrease in income tax expense is the direct result of a decrease in income before taxes of $106,000 from $1,730,000 for the fiscal year ended March 31,1998, to $1,624,000 for the fiscal year ended March 31,1999. The effective tax rate for the fiscal year ended March 31,1998, was 35.3% compared to 30.2% for the fiscal year ended March 31,1999. The decrease is the effective rate was due to tax accounting related to the restricted stock plan award.

Comparison of Operating Results for the Fiscal Years Ended March 31, 1998 and March 31, 1997

General

         Net income for the fiscal year ended March 31, 1998, increased $410,000 or 57.7% to $1.1 million from $710,000 for the fiscal year ended March 31, 1997. Return on average assets increased to 1.15% for the fiscal year ended March 31, 1998, from 0.76% for the prior year and return on average equity increased to 9.85% from 6.18% for the same years. The increase in the return on average assets was primarily due to the $389,000 decrease in federal insurance premiums from $428,000 for the fiscal year ended March 31, 1997 to $39,000 for the fiscal year ended March 31, 1998. The decrease resulted from the absence in the current fiscal year of the one-time $350,000 special assessment to recapitalize the SAIF insurance fund paid to the FDIC in the quarter ended September 30, 1997. Net interest income before provision for loan losses increased $100,000 or 2.9% to $3.5 million for the fiscal year ended March 31, 1998, from $3.4 million for the fiscal year ended March 31, 1997. This increase was primarily due to an increase in interest income of $271,000, partially offset by an increase in interest expense of $171,000. Provision for loan losses increased 23.5% to $100,000 for the fiscal year ended March 31, 1998, from $81,000 for the fiscal year ended March 31, 1997. The increase reflects a full fiscal year's provisions for a large commercial loan discussed previously under Asset Quality. Total other income increased by $77,000 to $608,000 for the fiscal year ended March 31, 1998, from $531,000 for the fiscal year ended March 31, 1997. This was primarily due to an increase gain on sale of mortgage loans of $71,000 from $59,000 for the fiscal year ended March 31, 1997, to $130,000 for the fiscal year ended March 31, 1998. General and administrative expenses for the fiscal year ended March 31, 1998, decreased $345,000 or 13.1% to $2.3 million from $2.6 million for the prior fiscal year. The decrease was due to a $389,000 decrease federal insurance premiums that was offset by an increase of $10,000 in salaries and employee benefits, and a $14,000 increase in net occupancy expense and a $16,000 increase in other expense.

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

Interest Income

         Interest income increased $271,000 or 3.6% to $7.8 million for the fiscal year ended March 31, 1998 from $7.5 million for the fiscal year ended March 31, 1997. The increase is partially due to a $267,000 increase in interest income on loans from $6.7 million for the fiscal year ended March 31, 1997, to $7.0 million for the fiscal year ended March 31, 1998. The increase in interest income on loans results from an increase of $2.9 million in the average outstanding balance of mortgage loans to $67.1 million for the fiscal year ended March 31, 1998 from $64.2 million for the fiscal year ended March 31, 1997. Interest on commercial loans decreased $46,000 from $417,000 for the fiscal year ended March 31, 1997, to $371,000 for the fiscal year ended March 31, 1998. The decrease is due to the non-accrual status of the large commercial loan discussed under Asset Quality. As a result, the average yield on commercial loans decreased from 9.19% for the fiscal year ended March 31, 1997, to 7.80% for the fiscal year ended March 31, 1998. Interest on consumer loans increased $18,000 from $731,000 for the fiscal year ended March 31, 1997, to $749,000 for the fiscal year ended March 31, 1998. The increase results from an increase in the average outstanding balance of consumer loans to $7.7 million during the fiscal year ended March 31, 1998, from $7.5 million during the fiscal year ended March 31, 1997. Interest on mortgage-backed and related securities decreased $62,000 to $494,000 for the fiscal year ended March 31, 1998, from $556,000 for the prior fiscal year. The decrease is the result of the decrease in the average balance of mortgage-backed and related securities from $7.6 million for the fiscal year ended March 31, 1997, to $6.9 million for the fiscal year ended March 31, 1998. The decrease in mortgage-backed securities was due to scheduled principal payments and prepayments. Interest on interest bearing deposits in other financial institutions increased $52,000 from $23,000 for the fiscal year ended March 31, 1997, to $75,000 for the fiscal year ended March 31, 1998. The average outstanding balance of interest bearing deposits in other financial institutions increased from $461,000 during the fiscal year ended March 31, 1997 to $818,000 during the fiscal year ended March 31, 1998. The increase reflects the larger cash balances held as a result of the establishment of the Nevada investment subsidiary. Interest and dividends on investments increased $66,000 to $300,000 for the fiscal year ended March 31, 1998, from $234,000 for the fiscal year ended March 31, 1997. The increase was partially due to a increase in the average yield of investment securities to 5.95% for the fiscal year ended March 31, 1998 from 5.53% for the fiscal year ended March 31, 1997. This increase resulted from the restructuring of the investment portfolio, which created a $24,000 loss on the sale of investments, but acted to increase the current yield of the remaining investments. Dividends on Federal Home Loan Bank stock increased $14,000 to $68,000 for the fiscal year ended March 31, 1998, from $54,000 for the fiscal year ended March 31, 1997. The increase was due to an increase of the average outstanding balance of Federal Home Loan Bank stock from $837,000 during the fiscal year ended March 31, 1997, to $996,000 during the fiscal year ended March 31, 1998. The increase in the stock balance was a requirement of the Federal Home Loan Bank due to the increase in advances during the fiscal year ended March 31, 1998. The average yield on all of the Company's total interest-earning assets of 8.50% for the fiscal year ended March 31, 1998, remained relatively unchanged from the 8.51% for the fiscal year ended March 31, 1997. The increase in average balances of loans and mortgage-backed and related securities were principally funded by increases in deposits and advances from the FHLB-Chicago.

Interest Expense

         Interest expense increased $171,000 or 4.2% to $4.2 million for the fiscal year ended March 31, 1998, from $4.1 million for the fiscal year ended March 31, 1997. The increase is due to the increase in the average outstanding balance of interest-bearing liabilities of $3.7 million from $81.4 million for the fiscal year ended March 31, 1997 to $85.1 million for the fiscal year ended March 31, 1998. The average rate paid on interest-bearing liabilities decreased slightly from 5.00% for the fiscal year ended March 31, 1997, to 4.99% for the fiscal year ended March 31, 1998. Interest on savings increased $9,000 or 0.31% to $2.9 million for the fiscal year ended March 31, 1998, from $2.9 million for the fiscal year ended March 31, 1997. The increase in interest expense on deposits was the result of an increase in average deposits to $62.3 million for the fiscal year ended March 31, 1998, from $60.8 million for the fiscal year ended March 31, 1997. The increase in interest on the increased savings balances was offset by an almost identical decrease in interest expense due to the average yield during the fiscal year ended March 31, 1997, decreasing from 4.74% to 4.65% during the fiscal year ended March 31, 1998. Interest on borrowings increased $162,000 or 13.5% to $1.4 million for the fiscal year ended March 31, 1998, from $1.2 million for the fiscal year ended March 31, 1997. The increase in interest on borrowings was the result of an increase in the average balances of advances from $20.6 million for the fiscal year ended March 31, 1997, to $22.8 million for the fiscal year ended March 31, 1998. The increase was also due to an increase in the average rate on advances and other borrowings to

5.91% for the fiscal year ended March 31, 1998, from 5.78% for the fiscal year ended March 31, 1997. The increase in the average rate was the result higher interest rates offered by FHLB during the fiscal year.

Provision for Loan Losses

         The provision for loan losses increased $19,000 or 23.5% to $100,000 for the fiscal year ended March 31, 1998, from $81,000 for the fiscal year ended March 31, 1997. The desired level of allowance for loan losses is determined by the Company's historical loan loss experience, the condition and composition of the Company's loan portfolio and general conditions. The higher provisions during the fiscal year ended March 31, 1998, reflects provisions for a large commercial loan discussed previously under Asset Quality. The allowance for loan losses totaled $461,000 at March 31, 1997 and $484,000 at March 31, 1998, and represented 0.59% and 0.61% of gross loans and 43.0% and 34.9% of non-performing loans, respectively. Management currently believes the allowance for loan losses is at an adequate level to provide for potential loan losses and that future provisions for loan losses will be remain at $25,000 per quarter until the status of the above-mentioned commercial loan is determined.

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

General and Administrative Expenses

         General and administrative expenses decreased $345,000 or 13.3% to $2.3 million for the fiscal year ended March 31, 1998, from $2.6 million for the prior fiscal year. The decrease is due to an decrease of $389,000 in federal insurance premiums from $428,000 for the fiscal year ended March 31, 1997, to $39,000 for the fiscal year ended March 31, 1998. The decrease resulted from the absence in the current fiscal year of the one-time $350,000 special assessment to recapitalize the SAIF insurance fund paid to the FDIC in the quarter ended September 30, 1997. The increase in salaries and employee benefit expense due to cost of living salary increases, additional personnel, and the initiation of a loan production incentive program to enhance loan officer salaries. This was almost exactly offset by a decrease in expense from accounting for Company's stock incentive plan of $115,000 to $89,000 for the fiscal year ended March 31, 1998, from $204,000 for the fiscal year ended March 31, 1997. Applicable accounting standards required that 61.1% of the three-year cost be amortized in the first year, 27.8% in the second year and 11.1% in the third year. The accounting for this expense began with the approval of the Company's stock incentive plan in October 1995, and will be fully expensed the in the quarter ending September 30, 1998. The expense associated with the Bank's Employee Stock Ownership Plan (`ESOP') increased $28,000 from $141,000 for the fiscal year ended March 31, 1997, to $169,000 for the fiscal year ended March 31, 1998. The expense for the ESOP reflects the ESOP loan payments made by the Bank to the Company, which vary each year and also reflect the application of dividends of the ESOP stock to the balance of the note. Dividends on the ESOP stock increased $0.14 per share from $0.40 per share for the fiscal year ended March 31, 1997, to $0.54 per share for the fiscal year ended March 31, 1998. Net occupancy expense increased $14,000 or 4.2% from $336,000 for the fiscal year ended March 31, 1997, to $350,000 for the fiscal year ended March 31, 1998. Other expense increased $16,000 or 2.8% to $581,000 for the fiscal year ended March 31, 1998, from $565,000 for the fiscal year ended March 31, 1997. General and administrative expenses as a ratio of average assets decreased to 2.36% for the fiscal year ended March 31, 1998, compared to 2.84% for the fiscal year ended March 31, 1997, due to the decrease in Federal insurance premiums over the period.

Income Tax Expense

         Income tax expense increased $93,000 or 18.0% to $610,000 for the fiscal year ended March 31, 1998, from $517,000 for the fiscal year ended March 31, 1997. The increase reflects the increase in income before taxes of $503,000 from $1.2 million for the fiscal year ended March 31, 1997, to $1.7 million for the fiscal year ended March 31, 1998. The effective tax rates were 35.3% and 42.1% for the fiscal years ended March 31, 1998, and 1997, respectively. The decrease in effective rate is due to the establishment of a Nevada investment subsidiary of the Bank, which acts to eliminate the Wisconsin state income tax obligation of 7.9% of net income. Because state income tax is deductible for federal income tax purposes, the state income tax savings is reduced by about the federal tax rate of 34% or an effective state tax rate savings of 5.2%



Financial Condition

        The following table summarizes certain information relating to the Company's consolidated balance sheets at the dates indicated.
                                                   At March 31,
                                             1999               1998
                                             ----               ----
                                              (dollars in thousands)
Assets
Cash and cash equivalents                   10,470              6,047
Mortgage-backed securities                   6,037              6,398
FHLB stock                                     850              1,159
Loans receivable, net                       73,347             78,297

Liabilities
Deposits                                    62,003             62,278
Advances and other borrowings               22,615             24,320

Equity, substantially restricted            12,361             11,514

        Cash and cash equivalents increased $4.5 million to $10.5 million at March 31, 1999 from $6.0 million at March 31, 1998. The increase reflects the general trend of lower long-term mortgage interest rates over the two comparable periods than encourages the Bank's loan customers to refinance adjustable rate mortgages which are held in house to fixed rate loan which are sold on the secondary market. This trend then acts to increase cash balances and decrease mortgage loan receivable balances.

        Securities held-to-maturity remained at $9.4 million at March 31, 1999, and at March 31, 1998. Some mortgage-backed securities are used to provide collateral for deposits in excess of the $100,000 insurance limit through the retail repurchase agreements program found under Other Borrowed Money and others are used meet the DFI's liquidity requirements for savings banks.

        Net loans receivable decreased $5.0 million from $78.3 million at March 31, 1998, to $73.3 million at March 31, 1999. One to four family real estate loans decreased $0.9 million from $55.6 million at March 31, 1998, to $54.1 million at March 31, 1999. Consumer loans decreased to $7.1million at March 31, 1999, from $7.8 million at March 31, 1998.

        Deposits were $62.0 million and $62.3 million at March 31, 1999 and 1998, respectively. Deposits are the Company's primary source of externally generated funds. The level of deposits is heavily influenced by factors such as the general level of short- and long-term interest rates as well as alternative yields that investors may obtain on competing investment instruments such as money market mutual funds. Non-certificate of deposit average outstanding balances totaled $ 23.7million and $21.1 million at March 31, 1999 and 1998, respectively and reflect the Company's marketing efforts to build multiple relationships with its customers through an emphasis on checking accounts. The average outstanding balance of certificates of deposit balances totaled $38.9 million and $41.2 million, at March 31, 1999 and 1998, respectively. The Company attempts to maintain relationships with customers withdrawing certificates of deposit by providing brokerage services for alternative investments through its subsidiary.

        Advances from the Federal Home Loan Bank and other borrowings decreased to $22.6 million at March 31, 1999 from $24.3 million at March 31, 1998, and the average rate decreased 53 basis points to 5.38% at March 31, 1999, from 5.91% at March 31, 1998. The Company uses FHLB-Chicago advances as a funding source in periods when market rates on certificates of deposit exceed those offered by the FHLB-Chicago or when the growth in the loan portfolio exceeds the ability of the Bank to attract deposits. FHLB-Chicago advances generally are fixed-rate and short-term with maturities of less than 10 years. The Open Line of Credit Program at the FHLB-Chicago adjusts the rate on a daily basis, so in a rising interest rate environment such borrowings may present the risk that the interest rates of these borrowings will increase. The Company also uses borrowings from the FHLB-Chicago to manage the total asset/liability portfolio of the Company. In future periods, the Company intends to continue to leverage its capital base by using the proceeds from additional FHLB-Chicago advances to originate additional loans.

        Shareholders' equity increased to $12.4 million at March 31, 1999, compared to $11.5 million at March 31, 1998. The increase from March 31, 1998 to March 31, 1999 results from net income of $1.1 million for the fiscal year ended March 31, 1999. This increase was offset by the payment of dividends to shareholders of $552,000 for the fiscal year ended March 31, 1999. The balance of the unearned restricted stock plan award increased $26,000 from $(26,000) as of March 31, 1998, to $0 as of March 31, 1999. The balance of the unearned Employee Stock Ownership Plan compensation increased $234,000 from $(389,000) as of March 31, 1998, to $(155,000) as of March 31, 1999.

Liquidity, Capital Resources and Regulatory Capital

        The Company's primary sources of funds are deposits, proceeds from principal and interest payments on loans, principal and interest payments on mortgage-backed and related securities and FHLB-Chicago advances. Although maturity and scheduled amortization of loans are predictable sources of funds, deposit flows, mortgage prepayments and prepayments on mortgage-backed and related securities are influenced significantly by general interest rates, economic conditions and competition. Principal collected on long-term loans for the fiscal year ended March 31, 1999 increased to $45.2 million from $28.0 million for the fiscal year ended March 31, 1998. Principal collected on mortgage-backed securities for the year ended March 31, 1999 increased to $3.0million from $1.0 million for the fiscal year ended March 31, 1998.

        The primary investing activity of the Company is the origination of mortgage loans. For the fiscal years ended March 31, 1999 and 1998, the Company originated or acquired long-term loans in the amount of $48.3 million and $29.6 million, respectively. The Company purchased $2.6 million of mortgage-backed securities and $0 during the fiscal years ended March 31, 1999 and 1998, respectively. For the fiscal years ended March 31, 1999 and 1998, these activities were funded primarily by principal repayments on long-term loans and mortgage backed securities of $48.2 million and $29.1 million, respectively.

        The Company is required to maintain minimum levels of liquid assets under the DFI's regulations for state-chartered mutual savings banks. Savings banks are required to maintain an average daily balance of liquid assets of not less than 8% of its average daily balance of net withdrawal accounts plus short-term borrowings. These assets include cash, certain time deposits, certain bankers' acceptances, certain corporate debt securities and highly rated commercial paper, securities of certain mutual funds and specified United States government, state or federal agency obligations. The Company's liquidity ratios were 22.7% and 15.2 % at March 31, 1999 and 1998, respectively. The Company adjusts its liquidity levels to meet various funding needs and to meet its asset and liability management objectives.

        The Company's most liquid assets are cash and cash equivalents, which include investments in highly liquid, short-term investments. The levels of these assets are dependent on the Company's operating, financing, lending and investing activities during any given period. At March 31, 1999 and 1998, cash and cash equivalents were $10.5 million and $6.0 million, respectively. The increase in cash and cash equivalents was due to general interest rate market conditions that encouraged the Bank's loan customers to refinance into fixed rate loans that are sold on the secondary market from adjustable rate loans that are held in the Bank's portfolio. This acts to increase cash and decrease loans receivable.

        Liquidity management for the Company is both an ongoing and long-term function of the Company's asset/liability management strategy. Excess funds are generally invested in short-term investments such as a cash management account or overnight deposits at the FHLB-Chicago. Whenever the Company requires funds beyond its ability to generate them internally, additional sources of funds are available and obtained from borrowings from the FHLB-Chicago. The Company utilizes its borrowing capabilities on a regular basis. At March 31, 1999, FHLB-Chicago advances were $17.0 million or 19.9% of total liabilities and at March 31, 1998, FHLB-Chicago advances were $19.1 million or 21.9% of total liabilities. The Company also had other borrowings consisting of repurchase agreements amounting to $5.6 million and $5.3 million at March 31, 1999 and 1998, respectively. The Company did not have any reverse repurchase agreements outstanding at any of the aforementioned periods. In a rising interest rate environment, such short-term borrowings present the risk that upon maturity, the borrowings will have to be replaced with higher rate borrowings.

        At March 31, 1999, the Company had outstanding loan commitments of $5.7 million. The Company had no commitments to purchase mortgage-backed and related securities at that date. The Company anticipates it will have sufficient funds available to meet its current loan commitments, including loan applications received and in process prior to the issuance of firm commitments. Certificates of deposit that are scheduled to mature in one year or less at March 31, 1999 are $28.5 million. Based on its historical experience, management believes that a significant portion of such deposits will remain with the Company.

        Effective June 30, 1993, the Bank, as a Wisconsin chartered mutual savings bank, is subject to regulation by the FDIC and the DFI. Applicable FDIC regulations require institutions to meet three capital standards: (i) "Tier 1 capital" in an amount not less than 3% of total assets, (ii) "Tier 1 capital" in an amount not less than 4% of risk-weighted assets, and (iii) "total capital" in an amount not less than 8% of risk-weighted assets. Wisconsin chartered savings banks also are required to maintain a minimum capital to assets ratio of 6%. The percentage of assets for Wisconsin regulatory capital purposes is based on total unconsolidated assets. Note 15 of the Notes to the Company's Audited Consolidated Financial Statements contains a summary of the Bank's compliance with its regulatory capital standards at March 31, 1999.

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

Current Accounting Developments

  In June 1998, the Financial  Accounting Standards Board issued Statement of Financial Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. The Statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. A special accounting for qualifying hedges typically allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting treatment.

Statement 133 is effective for fiscal years beginning after June 15, 2000. A company may also implement the Statement as of the beginning of any quarter after issuance. Statement 133 cannot be applied retroactively. Statement 133 must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantially modified after December 31, 1997 (and, at the company's election, before January 1, 1998).

The statement could increase volatility in earnings and other comprehensive income. The Company believes that based on their existing derivative instruments, the impact of adopting Statement 133 on its financial statements will not be material. The Company has not determined the timing or method of adoption.



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

        Computer programs generally abbreviated dates by eliminating the century digits of the year. Many resources, such as software; hardware; telephones; voicemail; heating; ventilating and air conditioning; alarms, etc. ("Systems") are affected. These Systems were designed to assume a century value of "19" to save memory and disk space within their programs. In addition, many Systems use a value of "99" in a year or "99/99/99" in a date to indicate "no date"or "any date" or even a default expiration date. As the year 2000 approaches, this abbreviated date mechanism within Systems threatens to disrupt the function of computer software at nearly every business which relies heavily on computer systems for account and other recordkeeping functions. If the millennium issue is ignored, system failures or miscalculations could occur, causing disruptions of operations and a temporary inability to process business transactions.


        The Bank has an inventory of personal computers that access a data processing system provided by EDS in Des Moines, Iowa. If the personal computers and data processing systems fail to process the century date change, it may impair the Bank's ability to process loan payments, accept deposits, and address other operational issues. The Bank's customers, suppliers, other constituents may also be impaired to meet their contractual obligations with the Bank. The Bank has developed a Year 2000 Plan (the "Plan"). The Bank's Plan attempts to identify the systems, assess the risk, and conduct inventories as necessary to assure compliance with the Plan. The Plan calls for identifying all systems in need of remediation by June 30, 1999, and remedying all systems in need of remediation by September 30, 1999. As of March 31, 1999, the Bank estimates it will have to purchase hardware and equipment in the amount of $17,000 (pre-tax) to address the Y2K issues. The expenditures would be amortized over a 5-year period, and would add approximately $3,400 in furniture and fixture expense per year for the next 5 years. In addition, the Bank paid in the quarter ended December 31, 1998, a one-time fee of $20,000 by EDS to support the FFIEC's testing guidance regarding Year 2000 efforts of financial institutions as outlined in the April 10, 1998, Interagency Statement. These amounts are not considered to be material.

        On February 24, 1998, the FDIC conducted an on-site visitation of the Bank's Year 2000 process. The examiner followed guidelines and recommendations contained in the FFIEC Interagency Statement on Year 2000 Project Management Awareness, dated May 5, 1997, and subsequent publications. In a letter dated March 17, 1998, the FDIC stated that the Bank's Year 2000 Committee is adequately monitoring Year 2000 compliance. In a letter dated September 8, 1998, The FDIC reported to the Board of Directors that the Federal Reserve Bank of Dallas had conducted an examination of Electronic Data Systems, Inc.,(EDS) Plano, Texas, the Bank's data processor. The Board of Directors reviewed the Exam at its September 18, 1998, meeting and the record of this action was entered into the minutes. The results of the examination are deemed to be confidential by the FDIC. On October 9, 1998, the Bank received an extensive Y2k Contingency Plan from EDS. On February 4, 1999, the FDIC conducted an on-site Year 2000 readiness examination. Again, the FDIC mandates that the results of that examination be held confidential. In a letter dated April 30, 1999, EDS reported that the overall product line remediation was now 100% complete.


Asset/Liability Management

        The Company's profitability, like that of most financial institutions, depends to a large extent upon its net interest income, which is the difference between interest earned on interest-earning assets, such as loans and investments, and interest paid on interest-bearing liabilities, such as deposits and borrowings. Net interest income is significantly affected by changes in market interest rates. During periods of rising interest rates, the Company is required to pay higher rates to attract deposits. That can result in a decline in net interest income if the Company is unable to increase the yield on its interest-earning assets sufficiently to compensate for the increase in its cost of funds. Conversely, during periods of declining interest rates, the Company may experience prepayments of its fixed rate earning assets and downward adjustments on its adjustable rate assets. That can result in a decrease in net interest income if the Company is unable to lower its cost of funds sufficiently to compensate for the decrease in its asset yields.

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

        Generally, the Company utilizes the following strategies to manage its interest rate risk: (i) the Company sells substantially all of its fixed rate loans originated; (ii) the Company seeks to originate and retain ARM loans and mortgage-backed and related securities with short- to medium-term periods to re-pricing; (iii) the Company attempts to extend the maturities of deposits when deemed cost effective through the pricing and promotion of certificates of deposit with longer terms, and periodically utilizes deposit marketing programs offering maturity and repricing terms structured to complement the repricing and maturity characteristics of the existing asset/liability mix; and (iv) the Company utilizes longer-term borrowings from the FHLB-Chicago to manage its assets and liabilities and enhance earnings. One of the Company's asset/liability management techniques involves borrowing from the FHLB-Chicago and utilizing proceeds thereof to invest in assets that mature at the same time or close to the same time as the advances are due. This use of FHLB-Chicago advances is part of the overall interest rate risk management strategy of the company. At March 31, 1999, FHLB-Chicago advances were $17.0 million or 17.4% of total assets, compared to $19.1 million or 19.3 % of total assets at March 31, 1997.

        Originating ARM rate loans and investing in adjustable-rate mortgage-backed and related security has enabled the Company to reduce interest rate risk by more closely matching the terms and repricing characteristics of its assets and liabilities. In addition, because of the relative liquidity of mortgage-backed and related securities, the Company can restructure its interest-earning asset portfolios more quickly and effectively in a changing interest rate environment. The Company's ARM loans and ARM mortgage-backed and related securities typically have annual and lifetime interest rate caps that reduce their ability to protect the Company against a prolonged and significant increase in interest rates. Further, mortgage-backed and related securities are subject to reinvestment risk. For example, during periods of decreasing interest rates, mortgage-backed and related securities are more likely to prepay, and the Company may not be able to reinvest the proceeds from prepayments in securities or other assets with yields similar to those of the prepaying mortgage-backed and related securities. However, mortgage-backed and related securities also are subject to extension risk, which is the risk that the effective maturity of the security may increase in a rising interest rate environment. The market value of a security with a longer maturity typically is more sensitive to changes in market rates of interest, and rising interest rates may have a more pronounced adverse effect on the market value of mortgage-backed and related securities than on other types of investment securities.

        At March 31, 1999, total interest-bearing liabilities repricing within one year exceeded total interest-bearing assets repricing in the same period by $4.4million, representing a negative cumulative one-year interest rate sensitivity gap equal to 4.48% of total assets. During periods of rising interest rates, a positive interest rate sensitivity gap would tend to positively affect net interest income while a negative interest rate sensitivity gap would tend to negatively affect net interest income. Notwithstanding the negative effect on net interest income anticipated as a result of falling interest rates due to the Company's one-year gap position, the Company could experience substantial prepayments of its fixed rate mortgage loans during periods of falling interest rates. That may result in the reinvestment of such proceeds at market rates that are lower than current rates.

        The following table sets forth at March 31, 1999 the amounts of interest-earning assets and interest-bearing liabilities maturing or repricing within the time periods indicated, based on the information and assumptions set forth in the notes thereto.


                                                                Amount Maturing or Repricing as of March 31, 1999
                                              -------------------------------------------------------------------------------------
                                                                              More Than       More Than
                                              Within          Four to         One Year       Three years
                                              Three            Twelve         to Three         to Five        Over five
                                              Months           Months           Years           Years            Years       Total

                                                                           (Dollars in thousands)
Interest-earning assets(1)
Mortgage loans:
    Fixed rate                                 $159             $489           $1,726           $1,762           $2,716     $6,852
    Adjustable rate                           9,694           21,408           22,755            2,036                0     55,893
Consumer loans                                  635              488            2,509            3,277              200      7,109
Commercial loans                              1,442            1,118              419               52              868      3,899
Mortgage-backed securities:
    Fixed rate                                    -                -                -                -            5,587      5,587
    Adjustable rate                             285              165                -                -                -        450
Interest bearing deposits                     5,721                -                -                -                -      5,721
Investment securities                             -                -                -            3,398              850      4,248
                                             -------         --------         --------          -------         --------    -------
    Total interest-earning assets           $17,936          $23,668          $27,409          $10,525          $10,221    $89,759
                                            ========         ========         ========         ========         ========   ========
Interest-bearing liabilities:
Deposits(2):
    Certificates of deposit                   9,486           19,001            8,878            1,137              146     38,648
    Money  market                               686            2,057            1,645            1,950              518      6,856
    NOW accounts                                994            2,980            2,385            2,826              751      9,936
    Passbook savings                            591            2,034            1,575            1,867              496      6,563
Borrowings(3)                                 5,584            2,562            2,346            7,000            5,121     22,613
                                             -------          -------         --------         --------         --------   --------
     Total interest-bearing liabilities     $17,341          $28,634          $16,829          $14,780           $7,032    $84,616
                                            ========         ========         ========         ========         ========   ========
Excess (deficiency) of interest-earning
  assets over interest-bearing liabilities     $595          $(4,966)         $10,580          $(4,255)          $3,189     $5,143
                                            ========         ========         ========         ========         ========   ========
Cumulative excess (deficiency) of interest-
  earning assets over interest-bearing
  liabilities                                  $595          $(4,371)          $6,209           $1,954           $5,143     $5,143
                                            ========         ========         ========         ========         ========   ========
Cumulative excess (deficiency) of interest-
  earning assets over interest-bearing
  liabilities as a percent of total assets     0.61%           -4.48%            6.36%            2.00%            5.27%      5.27%
                                            ========         ========         ========         ========          =======   ========


        (1) Adjustable and floating rate assets are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed rate assets are included in the periods in which they are scheduled to be repaid based on scheduled amortization.
        (2) Although the Company's negotiable order of withdrawal ("NOW") accounts and passbook savings accounts generally are subject to immediate withdrawal, management considers a certain historical amount of such accounts to be core deposits. These deposits have significantly longer effective maturities and times to repricing based on the Company's historical retention of such deposits in changing interest rate environments. Money market, NOW accounts, and passbook savings accounts are assumed to be withdrawn at annual rates of 40%, 40% and 79%, respectively, of the declining balance of such accounts during the period shown. The withdrawal rates used are higher than the Company's historical rates but are considered by management to be more indicative of expected withdrawal rates currently. Much of the recent growth in these deposit accounts is assumed to be the result of low interest rates and it is assumed that the accounts are more susceptible to withdrawal than in the past. If all of the Company's NOW accounts, passbook savings accounts and money market deposit accounts had been assumed to be subject to repricing within one year, the one-year cumulative deficiency of interest-earning assets over interest-bearing liabilities would have been $13.4 million or 13.6% of total assets.
        (3) Adjustable and floating rate borrowings are included in the period in which their interest rates are next scheduled to adjust rather than in the period in which they are due.

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

Average Balance Sheet

      The following table sets forth certain information relating to the Company's consolidated average balance sheets and the consolidated statements of operations at and for the fiscal years ended March 31, 1999, 1998 and 1997. It reflects the average yields on interest-earning assets and average rates on interest-bearing liabilities for the periods indicated. Dividing income or expense derives yields and rates by the average balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods shown. Average balances are derived principally from average monthly balances and include non-accruing loans. Interest income on non-accrual loans is reflected in the period it is collected and not in the period it is earned. Such amounts are not material to net interest income or net change in net interest income in any period. Non-accruing loans are included in the average balances and do not have a material effect on the average yield.



MANAGEMENT' S DISCUSSION(CONT.)
                                                                          Fiscal Years Ended March 31,
                                            ---------------------------------------------------------------------------------------
                                            ---------------------------------------------------------------------------------------
                                                         1999                         1998                         1997
                                            ---------------------------------------------------------------------------------------

                                             Average   Interest  Average  Average   Interest  Average  Average   Interest  Average
                                            Outstanding Earned/  Yield/  Outstanding Earned/  Yield/  Outstanding Earned/   Yield/
                                             Balance     Paid     Rate    Balance     Paid     Rate    Balance     Paid     Rate

Assets
Interest-earning assets:
 Mortgage loans                              $66,333    $5,837    8.80%   $67,052    $5,849    8.72%   $64,208    $5,554    8.65%
 Commercial loans                              4,331       370    8.54      4,754       371    7.80      4,539       417    9.19
 Consumer loans                                7,677       751    9.78      7,665       749    9.77      7,493       731    9.76
                                             --------   -------  ------   --------   -------  ------   --------   -------  ------
   Total loans                                78,341     6,957    8.88     79,471     6,969    8.77%    76,240     6,702    8.79%
 Mortgage-backed securities                    6,164       430    6.98      6,938       494    7.12      7,603       556    7.31
 Interest bearing deposits in other
     financial institutions                    3,058       153    5.02      1,377        76    5.52        461        23    5.06
 Investment securities                         2,950       180    6.10      2,665       156    5.87      2,938       157    5.33
 Federal Home Loan Bank stock                    937        61    6.51        996        68    6.77        837        54    6.46
                                            ---------   -------  ------   --------   -------  ------   --------   -------  ------
  Total interest-earning assets               91,450     7,781    8.51%    91,448    $7,763    8.49%    88,079    $7,492    8.51%
 Non-interest earning assets                   6,765                        5,681                        4,976
                                            ---------                     --------                     --------
   Total assets                              $98,215                      $97,128                      $93,055
                                            =========                     ========                     ========
Liabilities and retained earnings:
 Deposits:
  NOW accounts(1)                             10,592       140    1.32%     9,491       138    1.45%    $8,934      $149    1.66%
  Money market deposit accounts                6,823       313    4.59      5,552       260    4.68      4,109       194    4.72
   Passbook                                    6,252       134    2.15      6,013       129    2.15      6,440       147    2.28
   Certificates of deposit                    38,922     2,222    5.71     41,194     2,366    5.74     41,314     2,395    5.80
                                            ---------   -------  ------   --------   -------  ------   --------   -------  ------
     Total deposits                           62,589     2,809    4.49     62,250     2,893    4.65     60,797     2,884    4.74
  Advances and other borrowings               23,084     1,243    5.38     22,849     1,350    5.91     20,559     1,188    5.78
                                            ---------   -------  ------   --------   -------  ------   --------   -------  ------
   Total interest-bearing liabilities         85,673     4,052    4.73%    85,099     4,243    4.99%    81,356     4,072    5.00%
  Non-interest bearing liabilities               615                          655                          202
 Equity                                       11,927                       11,374                       11,497
                                            ---------                     --------                     --------
  Total liabilities and retained earnings    $98,215                      $97,128                      $93,055
                                            =========                     ========                     ========
Net interest income/interest rate spread(2)             $3,729    3.50%              $3,520    3.50%              $3,420    3.51%
                                                        =======  ======              =======  ======              =======  ======
Net earning assets/net interest margin(3)     $5,777              4.08%    $6,348              3.85%    $6,723              3.88%
                                            =========            ======   ========            ======    =======            =======
Average interest-earning assets to
  average interest-bearing liabilities          1.07                         1.07                         1.08
                                            =========                     ========                      =======

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


                                        Fiscal Year Ended March 31, 1999                    Fiscal Year Ended March 31, 1998
                                                  Compared to                                         Compared to
                                        Fiscal Year Ended March 31, 1998                    Fiscal Year Ended March 31, 1997
                                               Increase(Decrease)                                 Increase(Decrease)
                                                     Due to                                             Due to
                                        ---------------------------------                   --------------------------------
                                        ---------------------------------                   --------------------------------
                                          Rate     Volume      Total                           Rate      Volume     Total
                                        ---------------------------------                   --------------------------------

                                                (In thousands)                                      (In thousands)

Interest-earning assets:
    Loans                                  $87       (99)      $(12)                          $(15)        282      $267
    Mortgage-backed  securities            (10)      (54)       (64)                           (14)        (48)      (62)
    Deposits                                (7)       84         77                              2          51        53
    Securities                               6        18         24                             16         (17)       (1)
    FHLB stock                              (3)       (4)        (7)                             3          11        14
                                          -----     -----      ------                         ------      -----     -----
       Total                                73       (55)        18                             (8)        279       271
                                          -----     -----      ------                         ------      -----     -----
Interest-bearing liabilities:
    Deposits                              (100)       16        (84)                           (57)         66         9
    Borrowings                            (121)       14       (107)                            27         135       162
                                          -----     -----      ------                         ------      -----     -----
      Total                               (221)       30       (191)                           (30)        201       171
                                          ------    -----      ------                         ------      -----     -----
       Net change in net interest income  $294      $(85)      $209                            $22         $78      $100
                                          ======    =====      ======                         ======      =====     =====


                          INDEPENDENT AUDITORS' REPORT


Board of
Directors
Northwest Equity Corp.


We have audited the accompanying consolidated balance sheets of Northwest Equity Corp. and Subsidiary as of March 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Northwest Equity Corp. and Subsidiary at March 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years ended March 31, 1999 in conformity with generally accepted accounting principles.




                                           __/s/Wipfli Ullrich Bertelson LlP__
                                           Wipfli Ullrich Bertelson LLP

Wisconsin Rapids, Wisconsin
April 30,
1999


                                         NORTHWEST EQUITY CORP. AND SUBSIDIARY
                                              CONSOLIDATED BALANCE SHEETS
                                                March 31, 1999 and 1998
                                                    (In Thousands)

------------------------------------------------------------------------------------------------------------------------

                                                        ASSETS

                                                                                              1999               1998
                                                                                          -------------      -------------

Cash and due from banks                                                                     $4,749             $2,642
Interest-bearing deposits with financial institutions                                        5,721              3,405
Securities held to maturity                                                                  9,435              9,398
Investment in Federal Home Loan Bank stock                                                     850              1,159
Loans held for sale                                                                            143                142
Loans receivable - net of allowance for loan losses of
      $375 and $484 in 1999 and 1998, respectively                                          73,347             78,297
Foreclosed properties and properties subject to foreclosure                                     63                159
Accrued interest receivable                                                                    556                578
Premises and equipment                                                                       2,176              2,250
Prepaid expenses and other assets                                                              545                709
                                                                                          ---------          ---------
TOTAL ASSETS                                                                               $97,585            $98,739
                                                                                          =========          =========

                                         LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                                              1999               1998
                                                                                          -------------      -------------
Liabilities:
      Deposits:
          Demand and NOW deposits                                                           $9,936             $9,733
          Savings and money market deposits                                                 13,419             12,117
          Certificates of deposit                                                           38,648             40,428
                                                                                          ----------         ---------
             Total deposits                                                                 62,003             62,278
      Advances from Federal Home Loan Bank                                                  16,990             19,062
      Borrowed funds                                                                         5,625              5,258
      Accounts payable and accrued expenses                                                    606                627
                                                                                          ---------          ---------
                 Total liabilities                                                          85,224             87,225
                                                                                          ---------          ---------

Stockholders' equity:
      Preferred stock - $1 par value; 2,000,000 shares
          authorized; none issued                                                              - -                - -
      Common stock - $1 par value; 4,000,000 shares authorized;
          1,032,517 shares issued; 825,301 shares outstanding at March 31, 1999
          and 824,654 shares outstanding at March 31, 1998                                   1,033              1,033
      Additional paid-in capital                                                             6,582              6,584
      Less unearned restricted stock plan award                                                - -                (26)
      Less unearned Employee Stock Ownership Plan                                             (155)              (389)
      Less treasury stock - at cost                                                         (2,549)            (2,557)
      Retained earnings - substantially restricted                                           7,450              6,869
                                                                                          ---------          ---------
                 Total stockholders' equity                                                 12,361             11,514
                                                                                          ---------          ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                 $97,585            $98,739
                                                                                          =========          =========

See accompanying Notes to Consolidated Financial Statements



                                         NORTHWEST EQUITY CORP. AND SUBSIDIARY
                                         CONSOLIDATED STATEMENTS OF OPERATIONS
                                       Years Ended March 31, 1999, 1998 and 1997
                                      (In Thousands except for per share amounts)

-----------------------------------------------------------------------------------------------------------------------------

                                                                               1999              1998               1997
                                                                           -------------     -------------      -------------

Interest income:
      Interest and fees on loans                                              $6,957            $6,969             $6,702
      Interest on mortgage-backed and related securities                         430               494                556
      Interest and dividends on investments                                      394               300                234
                                                                           -------------     -------------      -------------
          Total interest income                                                7,781             7,763              7,492
                                                                           -------------     -------------      -------------

Interest expense:
      Interest on deposits                                                     2,809             2,893              2,884
      Interest on borrowings                                                   1,243             1,350              1,188
                                                                           -------------     -------------      -------------
          Total interest expense                                               4,052             4,243              4,072
                                                                           -------------     -------------      -------------
                 Net interest income                                           3,729             3,520              3,420
Provision for loan losses                                                        376               100                 81
                                                                           -------------     -------------      -------------

Net interest income after provision for loan losses                            3,353             3,420              3,339
                                                                           -------------      -------------     -------------

Noninterest income (deductions):
      Mortgage servicing fees                                                     94                77                 77
      Service charges on deposits                                                252               251                220
      Loss on sale of investments                                                - -               (24)               - -
      Gain on sale of mortgage loans                                             206               130                 59
      Other                                                                      184               174                175
                                                                           -------------      -------------     -------------
          Total noninterest income                                               736               608                531
                                                                           -------------      -------------     -------------

General and administrative expenses:
      Salaries and employee benefits                                           1,311             1,193              1,183
      Net occupancy expense                                                      365               350                336
      Data processing                                                            168               135                131
      Federal insurance premiums                                                  38                39                428
      Other                                                                      583               581                565
                                                                           -------------      -------------     -------------
          Total general and administrative expense                             2,465             2,298              2,643
                                                                           -------------      -------------     -------------

Income before provision for income taxes                                       1,624             1,730              1,227

          Provision for income taxes                                             491               610                517
                                                                           -------------      -------------     -------------


Net income                                                                    $1,133            $1,120               $710
                                                                           =============      =============     =============

      Basic earnings per share                                                 $1.45             $1.44              $0.84
                                                                           =============      =============     =============

      Diluted earnings per share                                               $1.37             $1.37              $0.83
                                                                           =============      =============     =============

See accompanying Notes to Consolidated Financial Statements




                                                              NORTHWEST EQUITY CORP. AND SUBSIDIARY
                                                          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                                             Years Ended March 31, 1999, 1998 and 1997
                                                                          (In Thousands)

-----------------------------------------------------------------------------------------------------------------------------------

                                                                                     Unearned                    Accumulated
                                                              Additional  Unearned   ESOP                           Other
                                                       Common  Paid-In   Restricted Compen-  Treasury Retained  Comprehensive
                                                       Stock   Capital      Stock    sation   Stock    Earnings     Income   Total
                                                      -----------------------------------------------------------------------------

Balance - March 31, 1996                               $1,033   $6,584      $(319)   $(699)   $(561)    $5,860      $(34)   $11,864
 Comprehensive income:
  Net income                                              - -      - -        - -      - -      - -        710       - -        710
  Other comprehensive income-unrealized
   gain on securities available for sale net of
   deferred taxes of $48                                  - -      - -        - -      - -      - -        - -         5          5

  Total comprehensive income                                                                                                    715
 Amortization of unearned ESOP and restriced stock
  award                                                   - -      - -        204      141      - -        - -       - -        345
 Purchase of treasury stock - 51,625 shares               - -      - -        - -      - -   (1,695)       - -       - -     (1,695)
 Cash dividends - $.33 per share                          - -      - -        - -      - -      - -       (370)      - -       (370)
                                                      --------  -------    -------   ------  -------    -------     ------  --------
Balance - March 31, 1997                                1,033    6,584       (115)    (558)  (2,256)     6,200       (29)    10,859
 Comprehensive income:
  Net income                                              - -      - -        - -      - -      - -      1,120       - -      1,120
  Other comprehensive income - unrealized
   gain on securities available for sale, net of
   deferred taxes of $2                                   - -      - -        - -      - -      - -        - -        29         29

   Total comprehensive income                                                                                                 1,149
 Amortization of unearned ESOP and restricted stock
  award                                                   - -      - -         89      169      - -        - -       - -        258
 Purchase of treasury stock - 142,138 shares              - -      - -        - -      - -     (301)       - -       - -       (301)
 Cash dividends - $.40 per share                          - -      - -        - -      - -      - -       (451)      - -       (451)
                                                      --------  -------    -------   ------  -------    -------    ------   --------
Balance - March 31, 1998                                1,033    6,584        (26)    (389)  (2,557)     6,869       - -     11,514

 Comprehensive income:
  Net income                                              - -      - -        - -      - -      - -      1,133       - -      1,133
 Amortization of unearned ESOP and restricted stock
  award                                                   - -      - -         26      234      - -        - -       - -        260
 Exercise of incentive stock options - 647 shares         - -       (2)       - -      - -        8        - -       - -          6
 Cash dividends - $.67 per share                          - -      - -        - -      - -      - -       (552)      - -       (552)
                                                      --------  -------    -------   ------  -------    -------    ------   --------
Balance - March 31, 1999                               $1,033   $6,582       $- -    $(155) $(2,549)    $7,450      $- -    $12,361
                                                      ========  =======    =======   ======  =======    =======    ======   ========

See accompanying Notes to Consolidated Financial Statements


                                                 NORTHWEST EQUITY CORP. AND SUBSIDIARY
                                                 CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                Years Ended March 31, 1999, 1998 and 1997
                                                             (In Thousands)

------------------------------------------------------------------------------------------------------------------------


                                                                               1999           1998           1997
                                                                           -------------  -------------  -------------

      Cash flows from operating activities:
          Net income                                                          $1,133         $1,120          $710
          Adjustments to reconcile net income to net cash
             provided by operating activities:
                 Provision for depreciation                                      143            145           152
                 Provision for loan losses                                       376            100            81
                 Loss on sale of investments                                     - -             24           - -
                 Provision for deferred income taxes                             109             68           (43)
                 Amortization of ESOP and restricted stock awards                260            258           345
                 Proceeds from sales of mortgage loans                        19,131         11,216         4,533
                 Loans originated for sale                                   (19,132)       (10,813)       (4,172)
                 Changes in operating assets and liabilities:
                     Accrued interest receivable                                  22             78           (54)
                     Prepaid expenses and other assets                           211           (329)          (80)
                     Accrued interest payable                                    (86)            83           (92)
                     Accrued income taxes payable                               (101)          (112)           97
                     Other accrued liabilities                                    10             53           256
                                                                           -------------  -------------  -------------

          Net cash provided by operating activities                            2,076          1,891         1,733
                                                                           -------------  -------------  -------------

Cash flows from investing activities:
      Net (increase) decrease in interest-bearing deposits with
          financial institutions                                              (2,316)        (1,684)          744
      Proceeds from sales of available for sale securities                       - -          2,776           - -
      Proceeds from sales of Federal Home Loan Bank stock                        309            - -           - -
      Proceeds from maturities of held to maturity securities                  1,699            - -           114
      Proceeds from sale of foreclosed property                                  350            - -           - -
      Purchase of held to maturity securities                                 (2,098)        (3,286)         (127)
      Purchase of mortgage backed securities                                  (2,601)           - -        (2,772)
      Principle collected on mortgage-backed securities                        2,963          1,023           724
      Net (increase) decrease in loans                                         4,320         (1,475)       (7,231)
      Purchase of office properties and equipment                                (69)           (54)         (294)
                                                                           -------------  -------------  -------------

          Net cash (used in) investing activities                              2,557         (2,700)       (8,842)
                                                                           =============  =============  =============


See accompanying Notes to Consolidated Financial Statements




                                         NORTHWEST EQUITY CORP. AND SUBSIDIARY
                                   CONSOLIDATED STATEMENTS OF CASH FLOWS - Continued
                                       Years Ended March 31, 1999, 1998 and 1997
                                                    (In Thousands)

--------------------------------------------------------------------------------------------------------------------------


                                                                               1999             1998             1997
                                                                           -------------    -------------    -------------


Cash flows from financing activities:
      Net increase (decrease) in deposits                                      (275)             721             4,301
      Net increase (decrease) in short-term borrowings                       (1,853)             795            (1,543)
      Net increase in long-term borrowings                                      148            1,428             6,728
      Purchases of treasury stock                                               - -             (301)           (1,695)
      Proceeds from exercise of stock options                                     6              - -               - -
      Dividends paid                                                           (552)            (451)             (370)
                                                                           -------------    -------------    -------------

          Net cash provided by financing activities                          (2,526)           2,192             7,421
                                                                           -------------    -------------    -------------

Increase in cash and due from banks                                           2,107            1,383               312
      Cash and due from banks at beginning                                    2,642            1,259               947
                                                                           -------------    -------------    -------------

      Cash and due from banks at end                                         $4,749           $2,642            $1,259
                                                                           =============    =============    =============




Supplemental disclosures of cash flow information:

      Loans receivable transferred to foreclosed properties
          and properties subject to foreclosure                                $254            $159                $72

      Loans charged off                                                         500              87                 62

      Interest paid                                                           4,138           4,160              4,164

      Income taxes paid                                                         578             739                517



See accompanying Notes to Consolidated Financial Statements

                      NORTHWEST EQUITY CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
Note 1.      Summary of Significant Accounting Policies:


The accounting policies of Northwest Equity Corp. and Subsidiary (the Company) conform to generally accepted accounting principles and prevailing practices within the banking industry. A summary of the more significant accounting policies follows:

Nature of Operations

Northwest Equity Corp. is the holding company for Northwest Savings Bank
(the "Bank"), a Wisconsin state-chartered savings bank. The Company provides a wide range of financial services to individual customers through the Bank with Wisconsin locations in Polk, St. Croix and Burnett Counties. The Bank is subject to the regulations of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities. The Bank holds a variety of securities through it's wholly owned Subsidiary, Northwest Investments, Inc., a Nevada investment corporation.

Principles of Consolidation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and include the accounts of the Company and its wholly- owned subsidiary, Northwest Savings Bank, and its wholly-owned subsidiaries, Amery Service Agency, Inc. and Northwest Investments, Inc. Significant intercompany accounts and transactions have been eliminated.

Use of Estimates in Preparation of Financial Statements:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.
Actual results may differ from these estimates.

Cash and Cash Equivalents:

Cash and cash equivalents consist of cash and investments with initial maturities of three months or less. For the purpose of presentation in the statements of cash flows, cash and cash equivalents are defined as those amounts included in the statement of financial condition caption "cash and due from banks."

                      NORTHWEST EQUITY CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 1.      Summary of Significant Accounting Policies - Continued:

Securities:

Investment securities are assigned an appropriate classification at the time of purchase in accordance with management's intent. Securities held to maturity represent those securities for which the Bank has the positive intent and ability to hold to maturity. Accordingly, these securities are carried at cost adjusted for amortization of premium and accretion of discount calculated using the effective yield method. Unrealized gains and losses on securities held to maturity are not recognized in the financial statements.

Trading securities include those securities bought and held principally for the purpose of selling them in the near future. The Bank has no trading securities.

Securities not classified either as securities held to maturity or trading securities are considered available for sale and reported at fair value determined from estimates of brokers or other sources. Unrealized gains and losses are excluded from earnings but are reported as a separate component of net worth, net of income tax effects.

Any gains and losses on sales of securities are recognized at the time of sale using the specific identification method.

Loans Held for Sale:

Loans held for sale in the secondary market are recorded at lower of aggregate cost or market and generally consist of current production of fixed-rate mortgage loans. Fees received from the borrower are deferred and recorded as an adjustment of the sales price. A gain or loss is recognized at the time of sale reflecting the present value of the difference between the contractual interest rate of the loans sold and the yield to the investor.

Loans Receivable:

Loans receivable are stated at unpaid principal balances, less the allowance for loan losses, and net of deferred loan origination fees and discounts.

Interest income is recognized using methods which approximate a level yield on principal amounts outstanding. Accrual of interest is discontinued either when reasonable doubt exists as to the full, timely collection of interest or principal or when a loan becomes contractually past due by 90 days or more with respect to interest or principal. At that time, any accrued but uncollected interest is reversed, and additional income is recorded only to the extent that payments are received and the collection of principal is reasonably assured.

                      NORTHWEST EQUITY CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

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

Loan Fees:

Certain loan origination fees, commitment fees and direct loan origination costs are being deferred and the net amounts amortized as an adjustment of the related loan's yield. The Bank is amortizing these amounts into interest income, using the level yield method, over the contractual life of the related loan.

The other origination and commitment fees not required to be recognized as a yield adjustment are included in loan fees and service charges.

Premises and Equipment:

Premises and equipment are stated at cost. Maintenance and repair costs are charged to expense as incurred. Gains or losses on disposition of premises and equipment are reflected in income. Depreciation is computed on the straight-line method and is based on the estimated useful lives of the assets which range from three to thirty-five years.

                      NORTHWEST EQUITY CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 1.      Summary of Significant Accounting Policies - Continued:

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

Advertising:

The Company expenses advertising costs as incurred.

Comprehensive Income:

Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securitites available for sale which are recognized as a seperate component of equity, accumulated other comprehensive income.


Change In Accounting Principles:

In February 1997, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards (SFAS) No. 128, which became effective for the Company for reporting periods ending after December 15, 1998. Under the provisions of SFAS No. 128, primary and fully-diluted earnings per share were replaced with basic and diluted earnings per share in an effort to simplify the computation of these measures and align them more closely with the methodology used internationally. Basic earnings per share is arrived at by dividing net income available to common stockholders by the weighted-average number of common shares outstanding and does not include the impact of any potentially dilutive common stock equivalents. The diluted earnings per share calculation method is arrived at by dividing net income by the weighted-average number of shares outstanding, adjusted for the dilutive effect of outstanding stock options. For purposes of comparability, all prior-period earnings per share data have been restated.

In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and display of comprehensive income in a full set of general-purpose financial statements. This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement requires that an enterprise display an amount representing total comprehensive income for the period in a financial statement, but does not require a specific format for that financial statement. This statement also requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the consolidated balance sheet. The statement is effective for fiscal years beginning after December 15, 1997. Reclassification of consolidated financial statements for earlier periods provided for comparative purposes is required. The adoption of SFAS No. 130 did not have an impact on the Company's financial position or results of operations.


In June 1998, the FASB issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information." This statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. This statement supersedes SFAS No. 14, Financial Reporting for Segments of a Business Enterprise," but retains the requirement to report information about major customers. It also amends SFAS No. 94, "Consolidation of All Majority-Owned Subsidiaries," to remove the special disclosure requirements for previously unconsolidated subsidiaries. The statement is effective for fiscal years beginning after December 15, 1998. In the initial year of application, comparative information for earlier years is to be restated. The adoption of SFAS No. 131 did not have an impact on the Company's financial position or results of operations.


Reclassifications:

Certain amounts in the 1998 and 1997 consolidated financial statements have been reclassified to conform to the 1999 reporting classification.

                      NORTHWEST EQUITY CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


Note 2.      Securities Held to Maturity:


Securities held to maturity consist of the following at March 31:


                                                                              Gross          Gross
                                                             Amortized      Unrealized     Unrealized        Fair
                                                                Cost          Gains          Losses         Value
                                                            -------------  -------------  -------------  -------------

                                                                                  (In Thousands)
                            1999
                 ----------------------------

                 U.S. Treasury and agency obligations          $3,398           $3            $15          $3,386
                                                              --------         ----          -----        --------
                 Mortgage backed securities:
                     FNMA certificates                          3,189           35            - -           3,224
                     GNMA certificates                          1,634           64            - -           1,698
                     FHLMC certificates                         1,214            6             12           1,208
                                                              --------         ----          -----        --------

                 Total mortgage backed securities               6,037          105             12           6,130
                                                              --------         ----          -----        --------

                     Total securities held to maturity         $9,435         $108            $27          $9,516
                                                              ========         ====          =====        ========


                            1998
                 ----------------------------

                 U.S. Treasury and agency obligations          $3,000         $- -             $1          $2,999
                                                              --------        -----          ------       --------
                 Mortgage backed securities:
                     FNMA certificates                          3,868           59              1           3,926
                     GNMA certificates                          2,153           83            - -           2,236
                     FHLMC certificates                           377            7            - -             384
                                                              --------        -----          ------       --------

                 Total mortgage backed securities               6,398          149              1           6,546
                                                              --------        -----          ------       --------

                     Total securities held to maturity         $9,398         $149             $2          $9,545
                                                              ========        =====          ======       ========

There were no sales of securities held to maturity during the years ended March 31, 1999 and 1998.

Investment securities with an amortized cost of $4,898,000 and estimated fair value of $4,959,000 were pledged to secure other borrowing as of March 31, 1999

During the year ended March 31, 1998, the Company sold securities available for sale for total proceeds of $2,776,000 resulting in realized gains of $2,000 and realized losses of $26,000. There were no sales of securities available for sale during the years ended March 31, 1999.

                      NORTHWEST EQUITY CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


Note 2.      Securities Held to Maturity - Continued:

The amortized cost and estimated fair value of securities held to maturity at March 31, 1999 by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                     Amortized        Fair
                                                       Cost           Value
                                                    ------------   -----------
 Investment securities:
   Due in one year or less                            $1,100         $1,103
   Due after one year through five years               2,298          2,283
                                                    ------------   -----------

    Total investment securities                        3,398          3,386

  Mortgage backed securities                           6,037          6,130
                                                    ------------   -----------

    Totals                                            $9,435         $9,516
                                                    ============   ===========

Note 3.      Investment in Federal Home Loan Bank Stock:

As a member of the Federal Home Loan Bank (FHLB) system, the Bank is required to hold stock in the FHLB based on asset size. The stock is recorded at cost which approximates fair value. Transfer of the stock is substantially restricted.

Note 4.      Loans Receivable:

Loans receivable are summarized as follows as of March 31:

                                                       1999           1998
                                                   -------------  -------------
   Real estate mortgage loans:                            (In Thousands)
    One to four families                              $54,049        $57,975
    Other                                               8,665          8,582
    Commercial loans                                    3,899          4,397
    Consumer loans                                      7,109          7,827
                                                   -------------  -------------
      Totals                                           73,722         78,781
    Less: Allowance for losses                           (375)          (484)
                                                   -------------  -------------
      Total loans receivable                          $73,347        $78,297
                                                   =============  =============

The following is an analysis of the allowance for loan losses for the years ended March 31:

                                            1999           1998          1997
                                           -------        ------        -------
                                                      (In Thousands)
Balance at beginning                       $484           $461           $433
 Provision charged to income                376            100             81
 Loans charged off - Net of recoveries     (485)           (77)           (53)
                                           -----         ------          -----
Balance at end                             $375           $484           $461
                                           ======        ======          =====

                      NORTHWEST EQUITY CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 4.      Loans Receivable - Continued:

Loans serviced for others are not included in the above amounts. They totaled $46,290,000, $30,691,000 and $25,250,000 at March 31, 1999, 1998 and 1997,
respectively.

The allowance for loan losses includes specific allowances related to loans which have been judged to be impaired and which fall within the scope of SFAS No. 114. A loan is impaired when, based on current information, it is probable that the Bank will not collect all amounts due in accordance with the contractual terms of the loan agreement. These specific allowances are based on discounted cash flows of expected future payments using the loan's initial effective interest rate or the fair value of the collateral if the loan is collateral dependent.

There were no loans considered impaired as of March 31, 1999. Impaired loans at March 31, 1998 consisted of:

  Impaired loans - nonaccrual                  $685,000
  Less - allowance for credit losses             90,000
                                             -------------
   Net investment in impaired loans            $595,000
                                             =============

The average recorded investment in impaired loans during 1999 and 1998 was $397,000 and $595,000, respectively. There was no interest income recognized on the impaired loans during the years ended March 31, 1999, 1998 and 1997.

The Bank, in the ordinary course of business, grants loans to the Company's executive officers and directors, including their families at terms comparable to transactions with other customers. In the opinion of management, such loans do not involve more than the normal risk of collectibility or present other unfavorable features.

Activity in related party loans during the years ended March 31, 1999 and 1998 is summarized below:

                                                     1999             1998
                                                 ------------    -------------
 Loans outstanding at beginning                    $39,485          $132,915
   New loans                                        99,000               - -
   Repayments                                      (28,583)          (93,430)
                                                -------------    -------------
 Loans outstanding at end                         $109,902           $39,485
                                                =============    =============

                      NORTHWEST EQUITY CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 5.      Premises and Equipment:

Premises and equipment are summarized by major classification as follows at March 31:

                                                      1999           1998
                                                  -------------  -------------
                                                         (In Thousands)
Land and improvements                                 $569           $569
Buildings and improvements                           1,543          1,543
Furniture, fixtures and equipment                    1,090          1,043
                                                  -------------  -------------
  Total                                              3,202          3,155
Less - Accumulated depreciation                      1,026            905
                                                  -------------  -------------
                                                    $2,176         $2,250
                                                  =============  =============

Depreciation charged to operations totaled $143,000, $145,000 and $152,000 for the years ended March 31, 1999, 1998 and 1997, respectively.

Note 6.      Foreclosed Properties and Properties Subject to Foreclosure:

Properties subject to foreclosure were $63,000 and $159,000 at March 31, 1999 and 1998, respectively. There were no foreclosed properties at March 31, 1999 and 1998.

Note 7.      Accrued Interest Receivable:

Accrued interest receivable is comprised of the following at March 31:

                                                      1999           1998
                                                  -------------  -------------
                                                         (In Thousands)
Loans receivable                                      $456           $493
Mortgage backed obligations                             34             39
Investments                                             66             46
                                                  -------------  -------------
 Totals                                               $556           $578
                                                  =============  =============

The Bank has provided an allowance for uncollected interest on loans at March 31, 1999 and 1998 of $6,000 and $17,000, respectively.

                      NORTHWEST EQUITY CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 8.      Savings Accounts:

Savings accounts are summarized as follows at March 31:


                                                             1999                              1998
                                                  ----------------------------      ----------------------------
                                                                  Weighted                          Weighted
                                                                   Average                           Average
                                                     Amount          Rate              Amount          Rate
                                                  -------------  -------------      -------------  -------------
                                                                          (In Thousands)

Noninterest bearing demand deposit                   $3,590                            $3,823
                                                  -------------                     -------------
 Interest bearing deposits
  NOW accounts                                        6,346          2.17%              5,910         2.31%
  Passbook rates                                      6,563          2.13%              6,091         2.15%
  Money market accounts                               6,856          4.48%              6,026         4.87%
  Certificates of deposit                            38,648          5.71%             40,428         5.73%
                                                  -------------  -------------      -------------  -------------

 Total interest bearing deposits                     58,413          4.79%             58,455         4.95%
                                                  -------------  =============      -------------  =============

 Total deposits                                     $62,003                           $62,278
                                                  =============                     =============


Certificates of deposit have scheduled maturity dates as follows at March 31, 1999 (in thousands):

                      2000                           $28,487
                      2001                             7,167
                      2002                             1,711
                      2003                               775
                      2004 and thereafter                508

The total amount of certificates of deposits with balances in excess of $100,000 was $3,560,000 and $3,243,000 at March 31, 1999 and 1998, respectively.

Deposits from Company directors, executive officers, and related firms in which they are principal owners totaled $358,000 and $302,000 at March 31, 1999 and 1998, respectively.

Interest on savings deposits is summarized as follows for the years ended March 31:

                                        1999           1998           1997
                                    -------------  -------------  -------------

                                                   (In Thousands)
MMDA and NOW accounts                   $454           $398           $343
Savings deposits                         133            130            132
Certificates of deposit                2,222          2,365          2,409
                                    -------------  -------------  -------------
  Total                               $2,809         $2,893         $2,884
                                    =============  =============  =============

                      NORTHWEST EQUITY CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 9.      Advances From Federal Home Loan Bank:

Pursuant to collateral agreements with the Federal Home Loan Bank ("FHLB"), advances are secured by all stock in the FHLB and qualifying first mortgage loans aggregating 170% of the amount of outstanding advances. The following is a summary of these advances at March 31:

                                                        1999           1998
                                                   -------------  -------------
                                                          (In Thousands)
Advances due in the following years
with rates from 4.00% to 8.31%                 1999   $2,750         $5,050
                                               2000    1,700          4,450
                                               2001      419            419
                                               2003    7,000          7,000
                                               2005    2,121          2,143
                                               2008    3,000            - -
                                                    -------------  ------------
                                                     $16,990        $19,062
                                                    =============  ============

The Bank can borrow up to 35 percent of total assets through FHLB advances. At March 31, 1999 and 1998, the amount of unused credit available to the Bank was approximately $19,648,000 and $16,631,000, respectively.

Note 10.     Other Borrowed Money:

Other borrowed money is summarized as follows at March 31:
                                                        1999           1998
                                                   -------------  -------------
                                                          (In Thousands)
Retail security repurchase agreements with
weighted-average interest rates of 5.57%
and  6.08% at March 31, 1999 and
1998, respectively.                                    $5,625        $5,258


The retail repurchase agreements are generally for terms of less than one year and are collateralized by investments and loans with carrying values of $8,056,000 and $6,780,000 at March 31, 1999 and 1998, respectively.

The following information relates to securities sold under repurchase agreements for the years ended March 31:
                                       1999           1998           1997
                                   -------------  -------------  -------------
                                                 (In Thousands)
For the year:
 Highest month-end balance           $6,473         $6,501         $5,761
 Daily average balance               $5,597         $4,937         $4,808
 Weighted average rate                 5.19%          6.00%          5.74%

                      NORTHWEST EQUITY CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 11.     Income Taxes:

The provision for income taxes differs from that computed at the federal and state statutory corporate rates as follows for the years ended March 31:

                                              1999        1998        1997
                                            --------    --------    --------
                                                     (In Thousands)
Tax at federal statutory rate (34%)           $552        $588        $417

Increases (decreases) in taxes:
 State income taxes net of federal benefit       4          25          68
 Tax benefit of incentive stock options        (90)        (63)
 Other                                          25          60         125
                                            --------    --------    --------
    Federal and state income taxes            $491        $610        $517
                                            ========    ========    ========


The provision for income taxes consists of the following for the years ended March 31:

                                              1999        1998        1997
                                            --------    --------    --------
                                                      (In Thousands)
                 Current                      $382        $542        $560
                 Deferred                      109          68         (43)
                                            --------    --------    --------
                                              $491        $610        $517
                                            ========    ========    ========



For income tax purposes, the Company has state net operating loss carryforwards of $392,000 which expire in 2014.

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities are summarized as follows at March 31:

                                           1999           1998
                                          ------         ------
                                             (In Thousands)
Allowance for loan losses                   $88           $102
Accrued compensation                         18             22
Deferred compensation                        24             56
Stock incentive plan                        - -             43
State net operating loss carryforward        31            - -
                                          ------          ------
 Total deferred tax assets                  161            223
                                          ------          ------
Premises and equipment                     (152)          (137)
Dividends on ESOP Plan                      (84)           (52)
FHLB common stock dividends                 (17)           (17)
                                          ------          ------
 Total deferred tax liabilities            (253)          (206)
                                          ------          ------

                                           $(92)           $17
                                          =======         ======

                      NORTHWEST EQUITY CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 12.     Financial Instruments With Off-Balance Sheet Risk:

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and generally require payment of a fee. As some commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates the creditworthiness of each customer on a case by case basis. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments.

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

At March 31, 1999, the Company was committed to originate approximately $1,069,000 of first mortgage loans. In addition, the undisbursed portion of other credit lines were $4,665,000 at March 31, 1999.

The Company originates and holds adjustable rate loans with variable rates of interest. The rate of interest on these loans is capped over the life of the loan. At March 31, 1999, none of the approximately $55,351,000 of variable rate loans had reached the interest rate cap.


Note 13.     Employee Benefit Plans:

The Company has a qualified defined contribution plan covering substantially all full-time employees who have completed one year of service and are at least 21 years old. During the years ended March 31, 1999, 1998 and 1997, the Bank contributed $25,000, $53,000 and $39,000, respectively, to this plan.

                      NORTHWEST EQUITY CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 13.     Employee Benefit Plans - Continued:


On April 1, 1994, the Company established an Employee Stock Ownership Plan ("ESOP") for substantially all of its full-time employees. As part of the stock conversion, the ESOP borrowed $826,000 from the Company and purchased 103,250 shares of the Company's common stock. The debt bears interest at 8% and is collateralized by the shares of common stock held by the ESOP. The Bank is committed to make cash payments to the ESOP in amounts sufficient for it to meet the debt service requirements over a seven year term. Cash dividends on common stock held by the ESOP are applied to debt principal and interest. The unpaid balance of the ESOP loan has been eliminated in consolidation and the amount of unearned ESOP compensation expense is shown as a reduction of stockholders' equity. ESOP expense for the year ended March 31, 1999 , 1998 and 1997 totaled $208,000, $163,000 and $160,000, respectively. At March 31, 1999 the number of shares allocated, committed to be released and suspense shares were 44,250, 14,750 and 44,250, respectively. The fair value of unearned shares at March 31, 1999 was $1,313,000.

The Bank established an employee stock incentive plan on October 10, 1995. The Bank purchased 41,300 shares for $459,000 and awarded them to officers and employees of the Bank. The shares awarded vest 33.33% per year commencing October, 1997. The aggregate purchase price of the shares is being amortized to compensation expense as the participants become vested. The unamortized cost is being reflected as a reduction of shareholders' equity as unearned restricted stock. Compensation expense of $25,000, $89,000 and $204,000 was recognized for the years ended March 31, 1999, 1998 and 1997, respectively.

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

A summary of the status of the stock option plan as of March 31, 1999 and 1998 is as follows:

                                                       1999           1998
                                                   -------------  -------------

Options outstanding - April 1,                        101,627        103,251
   Granted                                                - -            - -
   Exercised                                             (647)          (542)
   Forfeited                                              - -          (1,082)
                                                   -------------  -------------
Options outstanding - March 31,                        100,980        101,627
                                                   =============  =============

                      NORTHWEST EQUITY CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


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

                                          1998           1997
                                      -------------  -------------

Net income (In Thousands)                $1,066          $656
Basic earnings per share                  $1.38         $0.77
Diluted earnings per share                $1.31         $0.76

The stock option plans were fully vested in 1999, and accordingly, there is no pro forma effect on the Company's net income and earnings per share.

Note 15.     Capital Requirements:

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in regulations) to risk-weighted assets (as defined), and of Tier 1 captial (as defined) to average assets (as defined). Management believes, as of September 30, 1998 and 1997, the Company meets all capital adequacy requirements to which it is subject.

As of March 31, 1999, the most recent notification from the Federal Deposit Insurance Corporation categorized the Company as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since notification that management believes have changed the institution's category.

                      NORTHWEST EQUITY CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


Note 15.     Capital Requirements - Continued:

The Company's and Bank's actual capital amounts and ratios are presented in the following tables:

                                                                                         To Be Well
                                                                                       Capitalized Under
                                                                For Capital            Prompt Corrective
                                     Actual                  Adequacy Purposes         Action Provisions
                              -----------------------      ---------------------    ----------------------
                               Amount          Ratio        Amount        Ratio      Amount          Ratio
                              --------        -------      --------      -------    --------        -------

As of March 31, 1999:

 Total capital (to risk
  weighted assets)
   Consolidated               $14,407          22.84%       $5,047    >    8.00%       N/A
                                                                      -
   Subsidiary Bank            $10,161          16.71%       $4,864    >    8.00%    $6,080     >     10.00%
                                                                      -                        -
 Tier 1 capital (to risk
  weighted assets)
   Consolidated               $14,032          22.24%       $2,524    >    4.00%       N/A
                                                                      -
   Subsidiary Bank             $9,786          16.09%       $2,432    >    4.00%    $3,648     >      6.00%
                                                                      -                        -
 Tier 1 capital (to
  average assets)
   Consolidated               $14,032          14.29%       $3,926    >    4.00%       N/A
                                                                      -
   Subsidiary Bank             $9,786          10.07%       $3,888    >    4.00%    $4,861     >      5.00%
                                                                      -                        -

As of March 31, 1998:

 Total captial (to risk
  weighted assets)
   Consolidated               $13,937          22.12%       $5,041    >    8.00%       N/A
                                                                      -
   Subsidiary Bank             $9,236          14.74%       $5,012    >    8.00%    $6,264     >     10.00%
                                                                      -                        -
 Tier 1 capital (to risk
  weighted assets)
   Consolidated               $13,453          21.35%       $2,521    >    4.00%       N/A
                                                                      -
   Subsidiary Bank             $8,752          13.97%       $2,506    >    4.00%    $3,759     >      6.00%
                                                                      -                        -
 Tier 1 capital (to
  average assets)
   Consolidated               $13,453          13.88%       $3,877    >    4.00%       N/A
                                                                      -
   Subsidiary Bank             $8,752           9.21%       $3,803    >    4.00%    $4,753     >      5.00%
                                                                      -                        -

                      NORTHWEST EQUITY CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


Note 15.     Capital Requirements - Continued:

As a state chartered savings bank, the Company is also subject to the minimum regulatory captial requirements of the state of Wisconsin. At March 31, 1999, the Company's regulatory capital exceeded the state regulatory capital requirement of $6,281,000.

Note 16.     Restrictions on Retained Earnings:

The Company has qualified under the provisions of the Internal Revenue Code which permit as a deduction from taxable income an allowance for bad debts which differs from the provision for such losses charged to income. Accordingly, retained earning at March 31, 1999, includes approximately $1,295,000 representing the Company's federal bad debt deduction in excess of actual losses for which no provision for income taxes has been made. If in the future this portion of retained earnings is used for any purpose other than to absorb bad debt losses, federal income taxes may be imposed at the then applicable rates.


Note 17.     Fair Values of Financial Instruments:

The following methods and assumptions were used by the Bank in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and short-term instruments approximate those assets fair values.

Securities: Fair values for investments and mortgage-backed securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans receivable: For variable-rate mortgage loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for residential mortgage loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics.

The fair values for commercial real estate loans, rental property mortgage loans and consumer and other loans are estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest approximates its fair value.

                     NORTHWEST EQUITY CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


Note 17.     Fair Values of Financial Instruments - Continued:

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

The carrying amounts and fair values of the Bank's financial instruments consisted of the following at March 31:

                                                                        1999                          1998
                                                            ----------------------------  ----------------------------
                                                              Carrying         Fair         Carrying         Fair
                                                               Value          Value          Value          Value
                                                            -------------  -------------  -------------  -------------
             Financial assets:
                Cash and cash equivalents                        $10,470        $10,470        $ 6,047        $ 6,047
                Securities                                         4,248          4,236          4,159          4,158
                Mortgage-backed securities                         6,037          6,130          6,398          6,546
                Loans receivable:
                  Real estate - one-to-four family                54,192         54,441         58,117         58,617
                  Real estate - other                              8,665          8,705          8,582          8,656
                  Other loans                                     11,008         11,064         12,224         12,228
                                                            -------------  -------------  -------------  -------------
                                                                 $84,150        $84,576        $89,480        $90,205
                                                            =============  =============  =============  =============

                                                                        1999                          1998
                                                            ----------------------------  ----------------------------
                                                              Carrying         Fair         Carrying         Fair
                                                               Value          Value          Value          Value
                                                            -------------  -------------  -------------  -------------
             Financial liabilities:
                Savings deposits and checking accounts           $19,765        $19,765        $18,027        $18,027
                Certificates of deposit                           38,648         38,259         40,428         40,395
                Federal Home Loan Bank Advances                   16,990         16,511         19,062         18,616
                Other borrowed money                               5,625          5,620          5,258          5,251
                                                            -------------  -------------  -------------  -------------
                                                                 $81,028        $80,155        $82,775        $82,289
                                                            =============  =============  =============  =============


                      NORTHWEST EQUITY CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


Note 18.     Earnings Per Share:

Earnings per share are based upon the weighted average number of shares outstanding. The following shows the computation of the basic and diluted earnings per share.
                                                         Weighted
                                                          Average     Earnings
                                               Net       Number of      Per
                                              Income      Shares       Share
                                            ---------   -----------  ----------
Year Ended March 31, 1999:

 Earnings Per Share - Basic                  $1,133       779,731      $1.45
                                                                     ==========
 Effect of Stock Options                        - -        48,119
                                            ---------   -----------

 Earnings Per Share - Diluted                $1,133       827,850      $1.37
                                            =========   ===========  ==========

Year Ended March 31, 1998:

 Earnings Per Share - Basic                  $1,120       775,112      $1.44
                                                                     ==========
 Effect of Stock Options                        - -        39,603
                                            ---------   -----------

 Earnings Per Share - Diluted                $1,120       814,715      $1.37
                                            =========   ===========  ==========

Year Ended March 31, 1997:

 Earnings Per Share - Basic                    $710       847,090      $0.84
                                                                     ==========
 Effect of Stock Options                        - -        11,198
                                            ---------   -----------

 Earnings Per Share - Diluted                  $710       858,288     $ 0.83
                                            =========   ===========  ==========

Note 19.     Condensed Parent Company Only Financial Information:


Balance Sheets - at March 31:                         1999           1998
                                                  -------------  -------------
                                                         (In Thousands)
Assets:
 Cash and cash equivalents                           $2,414         $2,653
 Investment in subsidiary                             9,787          8,752
 Deferred income tax assets                              32             93
 Other current assets                                   281            161
                                                  -------------  -------------
                                                    $12,514        $11,659
                                                  =============  =============

Liabilities                                           $ 153          $ 145
Stockholders' Equity                                 12,361         11,514
                                                   ------------  -------------
                                                    $12,514        $11,659
                                                   ============  =============

                     NORTHWEST EQUITY CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


Note 19.     Condensed Parent Company Only Financial Information - Continued:

Statements of Operations - for the years ended March 31:

                                                           1999              1998              1997
                                                          ------            ------            ------
                                                                        (In Thousands)

Income:
Interest from affiliate                                    $155              $197              $271

Expense:
Compensation                                                 25                89               204
Other expense                                                57                59                69
                                                         -------           -------           ------
 Total expense                                               82               148               273

Income (loss) before for income taxes and equity in
 undistributed net income of affiliates                      73                49                (2)
Provision for income taxes                                  (26)               21               - -
                                                         --------          -------           -------

Income (loss) before equity in undistributed net
 income of affiliates                                        99                28                (2)
Equity is undistributed net income of affiliate           1,034             1,092               712
                                                         --------          -------           -------

  Net income                                             $1,133            $1,120              $710
                                                         ========          =======           =======


Statements of Cash Flows - for the years ended March 31:

                                                           1999              1998              1997
                                                         --------           ------           -------
                                                                        (In Thousands)

Cash flows from operating activities:
 Net income                                              $1,133            $1,120              $710
                                                        --------            ------           -------
Adjustments to reconcile net income to net cash
 provided by operating activities:
 Equity in net income of subsidiary                      (1,034)           (1,092)             (712)
 Deferred income taxes                                       61                19               (57)
 Amortization of ESOP and restricted stock awards           260               258               345
 Change in operating assets and liabilities:
  Other current assets                                     (121)              (79)              (74)
  Other liabilities                                           8                 3               120
                                                         --------           ------           -------
   Net cash provided by operating activities                307               229               332
                                                         --------           ------           -------

Cash flows from investment activities:
 Cash dividends from subsidiary                             - -               - -             2,670
                                                         --------           ------           -------
   Net cash provided by investment activities               - -               - -             2,670
                                                         --------           ------           -------

Cash flows from financing activities:
 Purchase of common stock for the treasury                  - -              (301)           (1,695)
 Proceeds from exercise of stock options                      6               - -               - -
 Cash dividends                                            (552)             (451)             (370)
                                                         --------           ------           -------
  Net cash used in financing activities                    (546)             (752)           (2,065)
                                                         --------           ------           -------
  Net increase (decrease) in cash                          (239)             (523)              937
Cash and cash equivalents at beginning                    2,653             3,176             2,239
                                                         --------           ------           -------

Cash and cash equivalents at end                         $2,414            $2,653            $3,176
                                                         ========           ======           =======

                      NORTHWEST EQUITY CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


Note 20.     Quarterly Consolidated Financial Information (Unaudited):

                                                                              1998                           1999
                                                            -------------------------------------------  -------------
                                                              June 30,       Sept. 30,      Dec. 31,       March 31,
                                                            -------------  -------------  -------------  -------------
                                                                                 (In Thousands)

Interest and dividend income                                   $1,957          $1,969        $1,957          $1,898
Interest expense                                                1,046           1,034         1,008             964
                                                            -------------  -------------  -------------  -------------
 Net interest income                                              911             935           949             934
Provision for loan losses                                          25              25           323               3
                                                            -------------  -------------  -------------  -------------
 Net interest income after provision
  for loan losses                                                 886             910           626             931
Non-interest income                                               204             184           198             150
Non-interest expense                                              601             617           615             632
                                                            -------------  -------------  -------------  -------------
 Income before income taxes                                       489             477           209             449
Income taxes                                                      167             167            60              97
                                                            -------------  -------------  -------------  -------------
  Net income                                                     $322            $310          $149            $352
                                                            =============  =============  =============  =============

Earnings per share                                              $0.42           $0.40         $0.19           $0.45
Dividends                                                       $0.16           $0.17         $0.17           $0.17
Market information:
 Trading range - high                                          $22.00          $20.50        $25.00          $23.00
                  low                                          $19.50          $15.63        $15.75          $18.50
                close                                          $20.25          $18.75        $22.00          $22.25


                                                                                1997                         1998
                                                            -------------------------------------------  -------------
                                                              June 30,       Sept. 30,      Dec. 31,       March 31,
                                                            -------------  -------------  -------------  -------------
                                                                                   (In Thousands)
Interest and dividend income                                   $1,911          $1,928        $1,959          $1,965
Interest expense                                                1,050           1,066         1,075           1,052
                                                            -------------  -------------  -------------  -------------
 Net interest income                                              861             862           884             913
Provision for loan losses                                          25              25            25              25
                                                            -------------  -------------  -------------  -------------
Net interest income after provision
    for loan losses                                               836             837           859             888
Non-interest income                                               130             136           135             207
Non-interest expense                                              561             582           560             595
                                                            -------------  -------------  -------------  -------------
 Income before income taxes                                       405             391           434             500
Income taxes                                                      153             135           149             173
                                                            -------------  -------------  -------------  -------------
 Net income                                                      $252            $256          $285            $327
                                                            =============  =============  =============  =============


                      NORTHWEST EQUITY CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


Note 20.     Quarterly Consolidated Financial Information (Unaudited) -
             Continued:

                                                                                1997                         1998
                                                            -------------------------------------------  -------------
                                                              June 30,       Sept. 30,       Dec. 31,      March 31,
                                                            -------------  -------------  -------------  -------------
                                                                                  (In Thousands)

Earnings per share                                              $0.33           $0.33          $0.37          $0.42
Dividends                                                       $0.12           $0.13          $0.14          $0.15
Market information:
Trading range - high                                           $13.63          $16.75         $20.75         $22.25
                 low                                           $15.00          $14.63         $16.13         $20.75
               close                                           $15.00          $16.13         $20.75         $21.13


                                                                                1996                         1997
                                                            -------------------------------------------  -------------
                                                              June 30,       Sept. 30,       Dec. 31,      March 31,
                                                            -------------  -------------  -------------  -------------
                                                                                 (In Thousands)
Interest and dividend income                                   $1,802          $1,868         $1,903         $1,919
Interest expense                                                  972           1,010          1,052          1,038
                                                            -------------  -------------  -------------  -------------
 Net interest income                                              830             858            851            881
Provision for loan losses                                           6              25             25             25
                                                            -------------  -------------  -------------  -------------
 Net interest income after provision
  for loan losses                                                 824             833            826            856
Non-interest income                                               140             141            146            104
Non-interest expense                                              577             954            547            565
                                                            -------------  -------------  -------------  -------------
 Income before income taxes                                       387              20            425            395
Income taxes                                                      164               8            177            168
                                                            -------------  -------------  -------------  -------------
 Net income                                                      $223             $12           $248           $227
                                                            =============  =============  =============  =============

Earnings per share                                              $0.25           $0.01          $0.29          $0.29
Dividends                                                       $0.09           $0.10          $0.10          $0.11
Market information:
 Trading range - high                                          $10.38          $11.25         $12.50         $14.50
                  low                                          $10.25          $10.25         $11.25         $13.50
                close                                          $10.38          $11.25         $12.13         $14.13



                      NORTHWEST EQUITY CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 21.    Concentration of Credit Risk:

The Bank grants residential, commercial and consumer loan primarily in Northwestern Wisconsin. The ability of its debtors to honor their contracts is dependent on the performance of the local economy.

Note 22.    Contingencies:

In the normal course of business, various legal proceedings involving the Company are pending. Management, based upon advice from legal counsel, does not anticipate any significant losses as a result of these actions.


Note 23.    Pending Transaction:

On February 17, 1999, the board announced that it had entered into a definitive agreement and plan of merger with Bremer Financial Corporation ("Bremer"), for Bremer to acquire Northwest Equity Corp. in a stock transaction. The agreement is subject to final regulatory and shareholder approval.

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


Headquarters

Northwest Equity Corp.
234 Keller Avenue South
Amery, Wisconsin 54001
(715) 268-7105

Northwest Savings Bank
234 Keller Avenue South
Amery, Wisconsin 54001
(715) 268-7105

Northwest Savings Bank-
Bank Office Locations

Home Office:
234 Keller Avenue South
Amery, Wisconsin 54001
(715) 268-7105

Branch Offices:

New Richmond Office
532 Knowles Avenue South
New Richmond, Wisconsin 54017

Siren Office
24082 Highway 35 North
Siren, Wisconsin 54872

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

Annual Meeting

The fifth annual meeting of shareholders of Northwest Equity Corp. will be held at 2:00 p.m., Amery time, August 17, 1999, at Centennial Hall, 608 Harriman Ave. South, Amery, Wisconsin 54001

Auditors

Wipfli Ullrich Bertelson LLP
400 Daly Avenue, Suite 200
Wisconsin Rapids, WI 54495

Legal Counsel

Mallery & Zimmerman, S.C.
731 North Jackson Street, Suite 804
Milwaukee, Wisconsin 53202-4601

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

Stock Price Information
                                       Share Pricing
                                1999                   1998
Quarter Ended               Low     High           Low     High

  March 31                  18.50   23.00         20.63    22.25
  June 30                                         19.50    22.00
  September 30                                    15.63    20.50
  December 31                                     15.75    25.00

NWEQ completed its initial public offering of shares in October 1994

Shareholders and Shares Outstanding

As of May 31, 1999, there were 163 registered shareholders of record and 286 estimated additional beneficial shareholders for an approximate total of 449. Shares outstanding at May 31, 1999 were 825,301.