Form 10KSB40/A, Exhibit 13
period 1999-03-31
NORTHWEST EQUITY CORP
filed 1999-07-13
CIK 916527

LETTER TO SHAREHOLDERS

         The Board of Directors and employees of Northwest Equity Corp.(the "Company"), the holding company of Northwest Savings Bank (the "Bank"), are proud to present the fifth annual report since the Bank's stock conversion consummated in October 1994. The conversion provided substantially increased capital to strengthen, expand and diversify the operations of the Bank, provide future access to capital markets, and attract and retain personnel through the employee stock ownership plan and other stock benefit programs. It also provided the ability for the Board, employees, depositors and others the opportunity to become shareholders of the Company and thereby participate directly in the future growth and success of the Bank. That participation became a practical reality when the Board of Directors declared the first dividend of $.07 per share to shareholders of record on April 28, 1995, and the Company's history of dividends has continued from that date to the most recent declaration of $0.17 per share to shareholders of record on April 30, 1999.

         I am pleased to report that fiscal 1999 was a landmark year for Northwest Equity Corp. The Company achieved record earnings, the highest in the 63 years since the original association was founded in 1936. Earnings for the fiscal year ended March 31, 1999, increased to a record $1,133,000, despite an increase of $276,000 in the provision for loan losses to $376,000 for the fiscal year ended March 31, 1999, from $100,000 for the for the fiscal year ended March 31, 1998. The increase in the provision for loan losses reflects the settlement of the case involving a large commercial loan first reported under Part II, Item
1. Legal Proceedings in the Form 10QSB dated September 30, 1996, and in subsequent 10QSB and 10KSB reports. Return on average assets increased to 1.16 % for the fiscal year ended March 31, 1999, from 1.15% for the prior year and return on average equity decreased 9.59 % from 9.85% for the same years. Earnings per share were $1.45 for the twelve months ended March 31, 1999, compared to $1.44 for the twelve months ended March 31, 1998. As non-performing loans to gross loans decreased 1.44% to 0.32% at March 31, 1999, from 1.76% at March 31, 1998, I fully expect that the loan loss provision will decrease substantially in the fiscal year ending March 31, 2000, and that, consequently, the solid performance of the Bank will continue into the coming fiscal year.

         On February 17, 1999, the Board announced that it had entered into a definitive agreement and plan of merger with Bremer Financial Corporation ("Bremer"), for Bremer to acquire Northwest stock in a transaction valued at $24.00 in cash for each share outstanding.




                                      _/s/Brian L. Beadle______
                                      Brian L. Beadle
                                      President and Chief Executive Officer